

Prospectus supplement
(To prospectus dated June 24, 2005)

1,899,227 shares

CRA INTERNATIONAL

Common stock

This is a public offering of 1,899,227 shares of common stock of CRA International, Inc. We are offering 710,000 shares, and the selling stockholders named in this prospectus supplement are offering 1,189,227 shares. We will not receive any of the proceeds from the sales by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol "CRAI." The last reported sale price of our common stock on the Nasdaq National Market on June 23, 2005 was $54.25 per share.

	Per Share	Total
Public offering price	$53.750	$102,083,451
Underwriting discount	$ 2.553	$ 4,495,935
Proceeds, before expenses, to CRA International, Inc.	$51.197	$ 36,349,870
Proceeds to the selling stockholders	$51.197	$ 61,237,646

Of the 1,189,227 shares being offered by the selling stockholders, 138,187 shares are currently represented by options that will be exercised concurrent with the closing of this offering. In order to facilitate an orderly distribution, the underwriters have agreed to include these shares as part of this offering without charging an underwriting discount. The selling stockholders will receive proceeds equal to the public offering price for these shares. The total underwriting discount and total proceeds to the selling stockholders in the table above reflect this arrangement.

We and the selling stockholders have granted the underwriters the option to purchase, in the aggregate, up to an additional 284,884 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. Of these shares, 18,272 shares are currently represented by options held by the selling stockholders and are subject to the underwriting discount arrangement described in the previous paragraph.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan **William Blair & Company**

Piper Jaffray **Adams Harkness**

The date of this prospectus supplement is June 24, 2005

Table of contents

CRA International, Inc., CRA, and the CRA International logo are registered United States trademarks of CRA International, Inc. We recently changed our name from Charles River Associates Incorporated to CRA International, Inc. All rights are reserved. This prospectus supplement includes trademarks of companies other than CRA International, Inc.

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the section entitled "Where you can find more information."

Prospectus supplement summary

This summary highlights only some of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus carefully, including the section entitled "Risk factors" beginning on page S-9 regarding our company and the common stock being sold in this offering. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

Overview

We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, we work with businesses, law firms, accounting firms, and governments in providing original, authoritative advice and a wide range of services around the world. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant implications for the parties involved. Companies turn to us because we can provide large teams of independent, highly credentialed, and experienced economic and finance experts.

We offer consulting services in two broad areas: legal and regulatory consulting, which, excluding our NeuCo subsidiary, represented approximately 67% of our services revenues for the year ended November 27, 2004, our fiscal 2004, and business consulting, which represented approximately 33% of our services revenues in fiscal 2004. As of May 13, 2005, we employed 614 consultants, including approximately 120 employee consultants with doctorates and approximately 210 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, and engineering.

Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. Through 23 offices located around the world, we provide services across 11 areas of functional expertise to hundreds of clients across 12 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

In our legal and regulatory consulting practice, we work with law firms and businesses involved in litigation and regulatory proceedings, providing expert advice on highly technical issues, such as the competitive effects of mergers and acquisitions, antitrust issues, calculations of damages, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. This business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically are not highly correlated with the business cycle.

In our business consulting practice, we use our expertise in economics, finance, and business analysis to offer our clients services that include strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply.

Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including aerospace and defense, chemicals and petroleum, electric power and other energy/environmental industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals, sports, telecommunications, and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Our top 10 clients in fiscal 2004 accounted for approximately 23% of our revenues, with no single client accounting for more than 5% of our revenues.

Since our initial public offering in April 1998, we have experienced significant growth. Our revenues have grown from $44.8 million in fiscal 1997 to $216.7 million in fiscal 2004, a compound annual growth rate of approximately 25% per year. Since our initial public offering, we have increased the number of our offices from three to 23, including 10 international offices. We have increased the number of our employee consultants from approximately 120 to 615 at the end of the second fiscal quarter of 2005. We have also increased our practice areas and expanded our vertical industry coverage. We have accomplished this growth through a combination of internal expansion and 10 acquisitions (excluding our recent acquisition of Economics of Competition and Litigation Limited, which was formerly known as Lexecon Ltd).

Businesses are operating in an increasingly competitive and complex environment. Companies must constantly gather, analyze, and use available information to enhance their business strategies and operational efficiencies. As a result, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Governments are also relying, to an increasing extent, on economic and finance theory to measure the effects of anticompetitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. As the need for complex economic and financial analysis becomes more widespread, we believe that companies and governments are turning to outside consultants for access to the specialized expertise, experience, and prestige that are not available to them internally.

Competitive strengths

Our competitive strengths include:

Reputation for high-quality consulting; high level of repeat business. For more than 40 years, we have been a leader in providing sophisticated economic analysis and original, authoritative advice to clients involved in complex litigation and regulatory proceedings. As a result, we believe we have established a strong reputation among leading law firms and business clients as a preferred source of expertise in economics, finance, business, and strategy consulting, as evidenced by our high level of repeat business and significant referrals from existing clients.

Highly educated, experienced, and versatile consulting staff.   We believe our most important asset is our base of employee consultants, particularly our senior consultants. Of our 614 employee consultants as of May 13, 2005, we classify 419 as senior employee consultants. The great majority of our senior employee consultants have a doctorate or other advanced degree. Many of these senior employee consultants are nationally or internationally recognized as experts in their respective fields.

Global presence.   We deliver our services through a global network of 23 coordinated offices, on four continents, including 13 domestic and 10 international offices. Our international offices are in Brussels, Canberra, Dubai, Hong Kong, London, Melbourne, Mexico City, Sydney, Toronto, and Wellington, New Zealand. Many of our clients are multi-national firms with issues that cross international boundaries, and we believe our global presence provides us with a competitive advantage to address complex issues that span countries and continents.

Integrated business.   We manage our business on an integrated basis through our global network of 23 offices and 11 areas of functional expertise. Each of our practices areas operates and is managed across geographic borders and has representative officers and other consultants in several of our offices. We view these cross-border practices as integral to our success and key to our management approach. Our practice groups cross staff extensively and share consulting approaches, technical data and analysis, research, and marketing strategies across borders.

Established corporate culture.   Our success has resulted in part from our established corporate culture. We believe we attract consultants because of our more than 40-year history, our strong reputation, the credentials, experience, and reputation of our employee consultants, the opportunity to work on an array of matters with a broad group of renowned non-employee experts, and our collegial atmosphere. We believe our corporate culture also contributes to our ability to integrate successfully our acquisitions.

Access to leading academic and industry experts.   To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of non-employee experts. Depending on client needs, we use non-employee experts for their specialized expertise, assistance in conceptual problem solving, and expert witness testimony. These experts also generate business for us and provide us access to other leading academic and industry experts. By establishing affiliations with these prestigious experts, we further enhance our reputation as a leading source of sophisticated economic and financial analysis.

Demonstrated success with acquisitions.   Since fiscal 1998, we have made 11 acquisitions. These acquisitions have contributed to our growth in revenues, number of consultants, geographic presence, vertical industry coverage, and areas of functional expertise. In each case, we have been able to integrate these acquisitions into our culture and retain the key consultants.

Growth strategy

Our growth strategy is to:

Attract and retain high quality consultants.   Since our employee consultants are our most important asset, our ability to attract and retain highly credentialed and experienced consultants both to work on engagements and to generate new business is crucial to our success.

Leverage investments in areas of functional expertise, vertical industry coverage, and geographic presence.   Since 1998, we have made significant investments in the expansion of our business, including acquisitions, the addition of areas of functional expertise and vertical industry coverage, and the opening of several offices. We have significantly increased our global presence with the addition of 10 international offices. We intend to continue to leverage the investments in expertise and infrastructure we have made in recent years.

Continue to build brand equity and increase marketing activities.   Although we have historically relied primarily on our reputation and client referrals for new business, we have expanded marketing activities such as attendance at selected conferences, seminars, and public speaking engagements in order to attract new clients and increase our exposure.

Establish relationships with additional outside experts.   We intend to develop additional relationships with leading academic and industry experts. Outside experts help us serve our clients better, provide us with new sources of business, and expand our network of academic affiliations.

Pursue strategic acquisitions.   We intend to continue to expand our operations through the acquisition of complementary businesses. Given the highly fragmented nature of the consulting industry, we believe that there are numerous opportunities to acquire smaller consulting firms.

Other information

Our majority-owned software subsidiary, NeuCo, develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electricity generation by utilities. In fiscal 2004, NeuCo accounted for approximately 4% of our revenues.

Our principal executive offices are located at 200 Clarendon Street, Boston, Massachusetts 02116, and our telephone number is (617) 425-3700.

Recent developments

Recent executive appointment.   On June 9, 2005, we announced the promotion of J. Phillip Cooper, our executive vice president and chief financial officer, to the newly created position of vice chairman and executive vice president. Our decision to create this new position reflects the growth of our business and the increasingly global scope of our operations. As vice chairman and executive vice president, Dr. Cooper will continue to manage our corporate development function and will also be responsible for the integration of acquisitions and consultant group hires. He will also work closely with our consulting practice leaders on marketing, corporate development and human resource matters. Wayne D. Mackie, a 30-year veteran of Arthur Andersen LLP and former head of that firm's technology practice in Boston, will succeed Dr. Cooper as our vice president and chief financial officer. Mr. Mackie is expected to join us in July 2005. He will report to our president and chief executive officer.

Acquisition of Lexecon Ltd.   On June 16, 2005, our U.K. subsidiary completed its acquisition of the former Lexecon Ltd, a London-based provider of competition economics in Europe. As part of the transaction, approximately 30 former Lexecon Ltd consultants and academic experts have joined us. We acquired the former Lexecon Ltd business for a purchase price of GBP 8.4 million (approximately $15.2 million), consisting of GBP 6.3 million ($11.4 million) in cash and GBP 2.1 million ($3.8 million) in loan notes to be exchanged for 70,533 restricted shares of our stock. Additional purchase consideration may be payable if specific performance targets are met. We believe the acquisition provides us with a stronger foundation for growth in the European economics consulting market, and provides additional expansion opportunities in South Africa. The firm is not affiliated with the U.S. firm Lexecon, Inc. or its parent company FTI Consulting.

Increase in revolving credit facility.   On June 20, 2005, we amended our loan agreement with Citizens Bank to increase the existing line of credit from $40 million to $90 million to mitigate the potential liquidity risk, and to provide funding if required, in the event of conversion by the debenture holders. Funds available under the expanded facility will allow us to continue to classify up to $90 million of our convertible debentures as long-term debt, rather than short-term, and will give us additional flexibility to meet future financial requirements. See "Management's discussion and analysis of financial condition and results of operations— Liquidity and capital resources" for more details.

The offering

Common stock offered by CRA International: 710,000 shares

Common stock offered by the selling stockholders: 1,189,227 shares

Total common stock offered by CRA International and the selling stockholders: 1,899,227 shares

Common stock to be outstanding after the offering: 11,098,325 shares

Use of proceeds

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital and possible acquisitions. We will not receive any proceeds from the shares sold by the selling stockholders.

Nasdaq National Market symbol: CRAI

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of June 23, 2005 and reflects our sale of 710,000 shares of common stock in this offering and our issuance of 138,187 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering. This number excludes:

- options outstanding on June 23, 2005 to purchase 2,132,531 shares of common stock, excluding options to purchase 138,187 shares of common stock that will be exercised concurrent with the closing of this offering;

- options to purchase an additional 499,875 shares of common stock that may be granted under our stock option plans after June 23, 2005;

- additional options that may be authorized under a provision of our stockholder approved stock option plan that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year;

- 211,777 shares of common stock issuable under our employee stock purchase plan after June 23, 2005;

- 70,533 shares of common stock to be issued upon exchange of loan notes we issued as part of the purchase price to acquire the former Lexecon Ltd; and

- shares of common stock that we may issue upon conversion of our 2.875% convertible senior subordinated debentures in the event our conversion obligation exceeds the principal amount of the debentures converted. The $90 million principal amount of our debentures is no longer convertible into shares of our common stock due to our irrevocable election to settle the principal amount of the debentures in cash. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" for details on our conversion obligations.

Unless otherwise noted, the information in this prospectus supplement assumes that the underwriters' over-allotment option will not be exercised.

Summary consolidated financial data

You should read the following summary consolidated financial data together with "Management's discussion and analysis of financial condition and results of operations" and our financial statements and the related notes in this prospectus supplement and the accompanying prospectus. The consolidated statement of operations data include the results of operations attributable to the following acquisitions of certain assets and liabilities from the respective dates of acquisition:

- the consulting business of Dr. Gordon C. Rausser (October 18, 2000);

- certain assets from PA Consulting Group, Inc. (July 18, 2001);

- the North American operations of the Chemicals and Energy Vertical consulting practice, or the CEV business, of the former Arthur D. Little, Inc. (Arthur D. Little, Inc. is now known as Dehon, Inc.) (April 29, 2002);

- the U.K. operations of the CEV business (May 10, 2002);

- InteCap, Inc. (April 30, 2004);

- certain assets and liabilities of Tabors Caramanis & Associates, or TCA (November 12, 2004);

- Network Economics Consulting Group Pty Ltd, or NECG (November 18, 2004); and

- Lee & Allen Consulting Limited (April 27, 2005).

Each of these acquisitions was accounted for under the purchase method of accounting.

	Fiscal year ended					Twenty-four weeks ended	
(in thousands, except per share data)	Nov. 25, 2000 (52 weeks)	Nov. 24, 2001 (52 weeks)	Nov. 30, 2002 (53 weeks)	Nov. 29, 2003 (52 weeks)	Nov. 27, 2004 (52 weeks)	May 14, 2004	May 13, 2005
Consolidated statement of operations data:							
Revenues	$82,547	$109,804	$130,690	$163,458	$216,735	$84,195	$129,159
Costs of services	46,439	65,590	80,659	100,168	127,716	48,545	77,032
Gross profit	36,108	44,214	50,031	63,290	89,019	35,650	52,127
Income from operations	13,393	12,658	13,431	20,235	31,733	11,679	19,409
Net income	$ 8,839	$ 7,439	$ 8,436	$ 11,429	$ 16,344	$ 6,601	$ 10,108
Net income per share:							
Basic	$ 1.01	$ 0.82	$ 0.93	$ 1.21	$ 1.63	$ 0.65	$ 1.01
Diluted	$ 1.01	$ 0.81	$ 0.91	$ 1.16	$ 1.55	$ 0.62	$ 0.92
Weighted average number of shares outstanding:							
Basic	8,728	9,107	9,047	9,438	10,016	10,181	9,990
Diluted	8,774	9,218	9,283	9,843	10,520	10,706	11,017

	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004	May 13, 2005
Operating statistics:						
Consultants	255	293	353	344	554	614
Offices	12	12	16	16	21	23

As of May 13, 2005 (in thousands)	Actual	As adjusted
Consolidated balance sheet data:		
Cash and cash equivalents	$ 50,389	$ 88,716
Total current assets	159,660	197,987
Total assets	303,600	341,927
Total current liabilities	61,215	61,215
Total long-term debt	90,499	90,499
Total stockholders' equity	143,222	181,549

The as adjusted consolidated balance sheet data as of May 13, 2005 reflects the sale of the 710,000 shares of common stock we are offering at the public offering price of $53.75 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and our issuance of 138,187 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering for an aggregate exercise price of approximately $2.5 million.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus, in evaluating our business before purchasing any of our common stock. If any of these risks, or other risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition, and results of operations could be adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

We depend upon key employees to generate revenue.

Our business consists primarily of the delivery of professional services, and accordingly, our success depends heavily on the efforts, abilities, business generation capabilities, and project execution capabilities of our employee consultants. In particular, our employee consultants' personal relationships with our clients are a critical element in obtaining and maintaining client engagements. If we lose the services of any employee consultant or if our employee consultants fail to generate business or otherwise fail to perform effectively, that loss or failure could adversely affect our revenues and results of operations. Our employee consultants generated engagements that accounted for approximately 72% of our revenues in fiscal 2004 and approximately 68% for the year ended November 29, 2003, our fiscal 2003. Our top five employee consultants generated approximately 14% of our revenues in fiscal 2004 and approximately 17% in fiscal 2003. We do not have non-compete agreements with the majority of our employee consultants, and they can terminate their relationships with us at will and without notice. The non-competition and non-solicitation agreements that we have with some of our employee consultants offer us only limited protection and may not be enforceable in every jurisdiction.

Our failure to manage growth successfully could adversely affect our revenues and results of operations.

Any failure on our part to manage growth successfully could adversely affect our revenues and results of operations. Over the last several years, we have continued to open offices in new geographic areas, including foreign locations, and to expand our employee base as a result of internal growth and acquisitions, including our recent acquisitions of Lexecon Ltd, Lee & Allen, NECG, TCA, and InteCap. We expect that this trend will continue over the long term. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general, and administrative expenses. Expansion creates new and increased management, consulting, and training responsibilities for our employee consultants. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. We depend heavily upon the managerial, operational, and administrative skills of our officers, particularly James C. Burrows, our President and Chief Executive Officer, to manage our expansion. New responsibilities and demands may adversely affect the overall quality of our work.

Our entry into new lines of business could adversely affect our results of operations.

If we attempt to develop new practice areas or lines of business outside our core economic and business consulting services, those efforts could harm our results of operations. Our efforts in new practice areas or new lines of business involve inherent risks, including risks associated with inexperience and competition from mature participants in the markets we enter. Our inexperience may result in costly decisions that could harm our business.

Clients can terminate engagements with us at any time.

Many of our engagements depend upon disputes, proceedings, or transactions that involve our clients. Our clients may decide at any time to seek to resolve the dispute or proceeding, abandon the transaction, or file for bankruptcy. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, our employee consultants working on the engagement could be underutilized until we assign them to other projects. In addition, because much of our work is project-based rather than recurring in nature, our consultants' utilization depends on our ability to secure additional engagements on a continual basis. Accordingly, the termination or significant reduction in the scope of a single large engagement could reduce our utilization and have an immediate adverse impact on our revenues and results of operations.

We depend on our antitrust and mergers and acquisitions consulting business.

We derived approximately 25% of our revenues in fiscal 2004, 25% of our revenues in fiscal 2003, and 29% of our revenues in the year ended November 30, 2002, our fiscal 2002, from engagements in our antitrust and mergers and acquisitions practice areas. Any substantial reduction in the number or size of our engagements in these practice areas could adversely affect our revenues and results of operations. We derived significant revenues from engagements relating to enforcement of United States antitrust laws. Changes in federal antitrust laws, changes in judicial interpretations of these laws, or less vigorous enforcement of these laws as a result of changes in political appointments or priorities or for other reasons could substantially reduce our revenues from engagements in this area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could adversely affect engagements in which we assist clients in proceedings before the U.S. Department of Justice and the U.S. Federal Trade Commission. An economic slowdown may have an adverse effect on mergers and acquisitions activity, which would reduce the number and scope of our engagements in this practice area. Any such downturn would adversely affect our revenues and results of operations.

We derive our revenues from a limited number of large engagements.

We derive a portion of our revenues from a limited number of large engagements. If we do not obtain a significant number of new large engagements each year, our business, financial condition, and results of operations could suffer. Our ten largest engagements accounted for approximately 17% of our revenues in fiscal 2004, 20% in fiscal 2003, and 17% in fiscal 2002. Our ten largest clients accounted for approximately 23%, 28%, and 25% of our revenues in those years, respectively. In general, the volume of work we perform for any particular client varies from year to year, and due to the specific engagement nature of our practice, a major client in one year may not hire us in the following year.

We enter into fixed-price engagements.

We derive a significant portion of our revenues from fixed-price contracts. These contracts are more common in our business consulting practice, and would likely grow in number with any expansion of that practice. If we fail to estimate accurately the resources required for a fixed-price project or fail to satisfy our contractual obligations in a manner consistent with the project budget, we might generate a smaller profit or incur a loss on the project. On occasion, we have had to commit unanticipated additional resources to complete projects, and we may have to take similar action in the future, which could adversely affect our revenues and results of operations.

Our business could suffer if we are unable to hire additional qualified consultants as employees.

Our business continually requires us to hire highly qualified, highly educated consultants as employees. Our failure to recruit and retain a significant number of qualified employee consultants could limit our ability to accept or complete engagements and adversely affect our revenues and results of operations. Relatively few potential employees meet our hiring criteria, and we face significant competition for these employees from our direct competitors, academic institutions, government agencies, research firms, investment banking firms, and other enterprises. Many of these competing employers are able to offer potential employees significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we can. Competition for these employee consultants has increased our labor costs, and a continuation of this trend could adversely affect our margins and results of operations.

We depend on our non-employee experts.

We depend on our relationships with our exclusive non-employee experts. In fiscal 2004 and fiscal 2003, six of our exclusive non-employee experts generated engagements that accounted for approximately 18% and 22% of our revenues in those years, respectively. We believe that these experts are highly regarded in their fields and that each offers a combination of knowledge, experience, and expertise that would be very difficult to replace. We also believe that we have been able to secure some engagements and attract consultants in part because we could offer the services of these experts. Most of these experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities with policies that prohibit accepting specified engagements, the pursuit of other interests, and retirement.

As of May 13, 2005, we had non-competition agreements with 39 of our non-employee experts. The limitation or termination of any of their relationships with us, or competition from any of them after these agreements expire, could harm our reputation, reduce our business opportunities, and adversely affect our revenues and results of operations.

To meet our long-term growth targets, we need to establish ongoing relationships with additional non-employee experts who have reputations as leading experts in their fields. We may be unable to establish relationships with any additional non-employee experts. In addition, any relationships that we do establish may not help us meet our objectives or generate the revenues or earnings that we anticipate.

Acquisitions may disrupt our operations or adversely affect our results.

We regularly evaluate opportunities to acquire other businesses. The expenses we incur evaluating and pursuing acquisitions could adversely affect our results of operations. If we acquire a business, such as our recent acquisitions of Lexecon Ltd, Lee & Allen, NECG, TCA, and InteCap, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from these acquisitions or any other acquisition. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, such as:

- charges related to any potential acquisition from which we may withdraw;

- diversion of our management's time, attention, and resources;

- decreased utilization during the integration process;

- loss of key acquired personnel;

- increased costs to improve or coordinate managerial, operational, financial, and administrative systems including compliance with the Sarbanes-Oxley Act of 2002;

- dilutive issuances of equity securities, including convertible debt securities;

- the assumption of legal liabilities;

- amortization of acquired intangible assets;

- potential write-offs related to the impairment of goodwill;

- difficulties in integrating diverse corporate cultures; and

- additional conflicts of interests.

Our international operations create special risks.

We may continue our international expansion, and our international revenues may account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including:

- greater difficulties in managing and staffing foreign operations;

- cultural differences that result in lower utilization;

- currency fluctuations that adversely affect our financial position and operating results;

- unexpected changes in trading policies, regulatory requirements, tariffs, and other barriers;

- greater difficulties in collecting accounts receivable;

- longer sales cycles;

- restrictions on the repatriation of earnings;

- potentially adverse tax consequences, such as trapped foreign losses;

- less stable political and economic environments; and

- civil disturbances or other catastrophic events that reduce business activity.

Particularly as a result of our acquisition in May 2002 of certain assets of the U.K. operations of the Chemicals and Energy Vertical consulting practice of the then Arthur D. Little corporation (Arthur D. Little is now known as Dehon, Inc.), we conduct a portion of our business in the Middle East. The ongoing military conflicts in the region have significantly interrupted our business operations in that region and have slowed the flow of new opportunities and proposals, which ultimately have adversely affected our revenues and results of operations.

If our international revenues increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

Our debt obligations may adversely impact our financial performance.

In June and July of 2004, we issued a total of $90.0 million of 2.875% convertible senior subordinated debentures due 2034. We have previously operated with little or no debt, and our previous payments of interest have not been material. The interest we will be required to pay on these debentures will reduce our net income each year until the debentures are no longer outstanding. The terms of the debentures also include provisions that could accelerate our obligation to repay all amounts outstanding under the debentures if certain events happen, such as our failure to pay interest in a timely manner, failure to pay principal upon redemption or repurchase, failure to deliver cash, shares of common stock, or other property upon conversion, and other specified events of default. In addition, on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024, and June 15, 2029, or following specified fundamental changes, holders of the debentures may require us to repurchase their debentures for cash. On December 14, 2004, we irrevocably elected to settle with cash 100% of the principal amount of the debentures upon conversion thereof, and holders of the debentures may convert them if our stock price exceeds $50 per share for at least 20 out of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. On May 12, 2005, the last reported sales price of our common stock was greater than $50 per share for the twentieth day in the thirty consecutive trading day period ending on the last day of our second fiscal quarter. Because of this occurrence, holders of the debentures may convert them during our third fiscal quarter ending on September 2, 2005. This test is repeated each fiscal quarter. On June 20, 2005, we amended our loan agreement with Citizens Bank to increase the existing line of credit from $40 million to $90 million to mitigate the potential liquidity risk, and to provide funding if required, in the event of conversion by the debenture holders. We intend to use the amounts available under our bank line of credit, in the event debenture holders exercise their rights to convert. The degree to which we are leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures.

Our clients may be unable to pay us for our services.

Our clients include some companies that may from time to time encounter financial difficulties. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a client with a substantial account receivable could adversely affect our financial condition and results of operations. A small number of clients who have paid sizable invoices later declared bankruptcy, and a court determination that we were not properly entitled to that payment may require repayment of some or all of the amount we received, which could adversely affect our financial condition and results of operations.

Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock.

We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter or our guidance for future periods fall below the expectations of securities analysts or investors, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including:

• the number of weeks in our fiscal quarter;

• the number, scope, and timing of ongoing client engagements;

• the extent to which we can reassign our employee consultants efficiently from one engagement to the next;

• the extent to which our employee consultants take holiday, vacation, and sick time;

• employee hiring;

• the extent of fees discounting or cost overruns;

• fluctuations in revenues and results of operations of our software subsidiary, NeuCo;

• severe weather conditions and other factors affecting employee productivity; and

• collectibility of receivables and unbilled work in process.

Because we generate the majority of our revenues from consulting services that we provide on an hourly fee basis, our revenues in any period are directly related to the number of our employee consultants, their billing rates, and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our consultants during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we are occasionally unable to utilize fully any additional consultants that we hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, if our revenues fail to meet our projections in any quarter, that could have a disproportionate adverse effect on our net income. For these reasons, we believe our historical results of operations are not necessarily indicative of our future performance.

Potential conflicts of interests may preclude us from accepting some engagements.

We provide our services primarily in connection with significant or complex transactions, disputes, or other matters that are usually adversarial or that involve sensitive client information. Our engagement by a client may preclude us from accepting engagements with the client's competitors or adversaries because of conflicts between their business interests or positions on disputed issues or other reasons. Accordingly, the nature of our business limits the number of both potential clients and potential engagements. Our recent acquisitions of

Lexecon Ltd, Lee & Allen, NECG, TCA, and InteCap have significantly expanded our client base, which may increase the frequency with which we encounter conflicts of interest. Moreover, in many industries in which we provide consulting services, such as in the telecommunications industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of conflicts of interests.

Maintaining our professional reputation is crucial to our future success.

Our ability to secure new engagements and hire qualified consultants as employees depends heavily on our overall reputation as well as the individual reputations of our employee consultants and principal non-employee experts. Because we obtain a majority of our new engagements from existing clients or from referrals by those clients, any client that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new engagements. Given the frequently high-profile nature of the matters on which we work, any factor that diminishes our reputation or the reputations of any of our employee consultants or non-employee experts could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants.

Competition from other economic and business consulting firms could hurt our business.

The market for economic and business consulting services is intensely competitive, highly fragmented, and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, we compete primarily with other economic and financial consulting firms and individual academics. In the business consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. Many of our competitors have national or international reputations as well as significantly greater personnel, financial, managerial, technical, and marketing resources than we do, which could enhance their ability to respond more quickly to technological changes, to finance acquisitions, and to fund internal growth. Some of our competitors also have a significantly broader geographic presence than we do.

Our engagements may result in professional liability.

Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on the client's business, cause the client to lose significant amounts of money, or prevent the client from pursuing desirable business opportunities. Accordingly, if a client is dissatisfied with our performance, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently or otherwise breached our obligations to the client could expose us to significant liabilities and tarnish our reputation.

We could incur substantial costs protecting our proprietary rights from infringement or defending against a claim of infringement.

As a professional services organization, we rely on non-competition and non-solicitation agreements with many of our employees and non-employee experts to protect our proprietary business interests. These agreements, however, may offer us only limited protection and may not be enforceable in every jurisdiction. In addition, we may incur substantial costs trying to enforce these agreements.

Our services may involve the development of custom business processes or solutions for specific clients. In some cases, the clients retain ownership or impose restrictions on our ability to use the business processes or solutions developed from these projects. Issues relating to the ownership of business processes or solutions can be complicated, and disputes could arise that affect our ability to resell or reuse business processes or solutions we develop for clients.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We could incur substantial costs in prosecuting or defending any intellectual property litigation. For example, our NeuCo subsidiary has recently been sued for patent infringement by one of its competitors. While we are contesting the complaint, we cannot be certain that we will prevail. See "Business—Legal proceedings" for more details on this matter. We may be required to incur substantial costs in defending this litigation or other similar litigation in the future, which could adversely affect our operating results and financial condition.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our proprietary rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could adversely affect our business, operating results and financial condition. Any failure by us to protect our proprietary rights could adversely affect our business, operating results and financial condition.

Our reported earnings per share may be more volatile because of the accounting standards, rules, and regulations as they relate to the dilutive effect of our convertible senior subordinated debentures.

Holders of our 2.875% convertible senior subordinated debentures due 2034 may convert the debentures only under certain circumstances, including certain stock price-related conversion contingencies. Under accounting regulations effective for periods through December 15, 2004, until the contingent conversion condition was met, any shares underlying our debentures were not included in the calculation of diluted earnings per share. Under current accounting regulations, effective for periods ending after December 15, 2004, contingently convertible securities should be included in diluted earnings per share computations regardless of whether a stock price-related conversion contingency has been met. Under a proposed amendment to SFAS No. 128, in order to remain under the treasury stock method of accounting, issuers of debentures such as ours must commit, contractually and irrevocably, to settle the par value of the debentures in cash. On December 14, 2004, we elected, contractually and irrevocably, to settle the par value of our debentures with cash. As a result of our election, we must settle the conversion of the debentures, as follows: (i) $1,000 in cash per $1,000 principal amount of debentures converted; and (ii) in cash or shares of our common stock (at our further election, except for cash in lieu of fractional shares), any conversion obligation that exceeds the principal amount of the debentures converted.

We will continue to account for the debentures under the treasury stock method of accounting. The treasury stock method of accounting allows us to report dilution only when our average stock price per share for the reporting period exceeds the $40 conversion price and only to the extent of the additional shares we may be required to issue in the event our conversion obligation exceeds the principal amount of the debentures converted. For the first $1 per share that our average stock price exceeds the $40 conversion price of the debentures, we will include approximately 55,000 additional shares in our diluted share count. For the second $1 per share that our average stock price exceeds the $40 conversion price, we will include approximately 52,000 additional shares, for a total of approximately 107,000 shares, in our diluted share count, and so on, with the additional shares' dilution falling for each $1 per share that our average stock price exceeds $40 if the stock price rises further above $40 (see table, below).

"TREASURY" METHOD OF ACCOUNTING FOR SHARE DILUTION

Conversion Price: $40

Number of Underlying Shares: 2,250,000

Formula: Number of extra dilutive shares created
= ((Stock Price − Conversion Price) * Underlying Shares) / Stock Price

Condition: Only applies when share price exceeds $40

Stock price	Conversion price	Price difference	Include in share count	Per $1 share dilution
$40	$40	$ 0	0	0
$45	$40	$ 5	250,000	50,000
$50	$40	$10	450,000	45,000
$55	$40	$15	613,636	40,909
$60	$40	$20	750,000	37,500
$65	$40	$25	865,385	34,615
$70	$40	$30	964,286	32,143
$75	$40	$35	1,050,000	30,000
$80	$40	$40	1,125,000	28,125

Accordingly, volatility in our stock price could cause volatility in our reported diluted earnings per share.

We may not be able to deduct interest on our convertible senior subordinated debentures.

Due to the potential application of certain U.S. federal income tax laws, we may be unable to deduct all or a portion of the paid or accrued interest with respect to our convertible senior subordinated debentures in any given year in which the debentures remain outstanding. The extent, if any, to which these restrictions would apply will not be finally determinable until we file our corporate income tax returns for CRA and its subsidiaries for the current taxable year or possibly subsequent taxable years and are based on a number of factors, some of which are not within our control. While we currently believe that none of these restrictions will apply to reduce the full amount of our deductions, we cannot assure you that this will be the case for future fiscal years. If we were unable to deduct all or any portion of the paid or accrued interest with respect to the debentures, our effective tax rate would increase and our cash flow and after-tax operating results could be adversely affected.

Risks related to this offering

Management could apply the proceeds of this offering to uses that do not increase our market value or improve our operating results.

We intend to use the net proceeds from the sale of the securities for general corporate purposes, including, without limitation, making acquisitions of assets, businesses or securities, share repurchases, repayment of debt, capital expenditures, and for working capital. We have not reserved or allocated the net proceeds for any specific purpose and our management will have considerable discretion in applying the net proceeds. We may use the remaining net proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

The market price of our common stock is volatile.

The market price of our common stock has fluctuated widely and may continue to do so. For example, from May 31, 2004 to May 31, 2005 the price of our stock ranged from a high of $58.47 per share to a low of $27.37 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

• variations in our quarterly results of operations;

• the hiring or departure of key personnel or outside experts;

• changes in our professional reputation;

• the introduction of new services by us or our competitors;

• acquisitions or strategic alliances involving us or our competitors;

• changes in accounting principles;

• changes in estimates of our performance or recommendations by securities analysts;

• future sales of shares of common stock in the public market; and

• market conditions in the industry and the economy as a whole.

In addition, the stock market has recently experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Our charter and by-laws and Massachusetts law may deter takeovers.

Our amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects that could discourage, delay, or prevent a change in control or an acquisition that our stockholders and debenture holders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to take some corporate actions, including the election of directors. These provisions could limit the price that investors might be willing to pay for shares of our common stock.

Forward-looking statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus supplement contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus supplement, and they may also be made a part of this prospectus supplement and the accompanying prospectus by reference to other documents filed with the SEC, which is known as "incorporation by reference."

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in "Risk factors," beginning on page S-9 of this prospectus supplement, as well as those set forth in our other SEC filings incorporated by reference herein.

In light of these assumptions, risks, and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus supplement, the accompanying prospectus, or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus supplement or the date of the document incorporated by reference in this prospectus supplement or the accompanying prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Use of proceeds

We estimate that our net proceeds from the sale of the 710,000 shares of common stock we are offering will be approximately $35.8 million, after deducting the underwriting discount and estimated offering expenses we expect to pay. In addition, we will receive approximately $2.5 million from our issuance of 138,187 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering.

We intend to use our net proceeds from the offering for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses.

We are continuously evaluating acquisition and investment opportunities, and, at any given time, we may be in various stages of due diligence or preliminary discussions with respect to a number of potential transactions. For example, on June 16, 2005, we acquired the former Lexecon Ltd, a London-based consulting firm specializing in the economics of competition policy, regulatory issues, and commercial litigation, for a purchase price of GBP 8.4 million (approximately $15.2 million) in cash and loan notes exchangeable for restricted stock. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any transaction material to our operations.

Pending these uses, we intend to invest our net proceeds from the offering in investment-grade, short-term, interest-bearing securities, or guaranteed obligations of the United States or its agencies.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For risks associated with our use of proceeds, see "Risk factors—Management could apply the proceeds of this offering to uses that do not increase our market value or improve our operating results."

Price range of common stock and dividend policy

We first offered our common stock to the public on April 23, 1998. Since that time, our common stock has been quoted on the Nasdaq National Market under the symbol "CRAI." The following table provides, for the periods indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.

Fiscal year ended November 29, 2003	High	Low
December 1, 2002 to February 21, 2003	$16.78	$13.04
February 22, 2003 to May 16, 2003	$22.91	$15.51
May 17, 2003 to September 5, 2003	$35.55	$18.77
September 6, 2003 to November 29, 2003	$34.35	$26.20

Fiscal year ended November 27, 2004	High	Low
November 30, 2003 to February 20, 2004	$37.99	$29.23
February 21, 2004 to May 14, 2004	$36.80	$27.81
May 15, 2004 to September 3, 2004	$37.55	$27.37
September 4, 2004 to November 27, 2004	$43.66	$30.62

Fiscal year ended November 26, 2005	High	Low
November 28, 2004 to February 18, 2005	$48.48	$40.50
February 19, 2005 to May 13, 2005	$54.71	$41.55
May 14, 2005 to June 23, 2005	$58.47	$49.82

On June 23, 2005, the closing sale price of our common stock as reported on the Nasdaq National Market was $54.25 per share. On June 13, 2005, we had approximately 92 holders of record of our common stock. This number does not include stockholders for whom shares were held in a "nominee" or "street" name.

We currently intend to retain any future earnings to finance our operations and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank line of credit place restrictions on our ability to pay cash dividends on our common stock.

Capitalization

The following table summarizes our capitalization as of May 13, 2005 on an actual basis and as adjusted to reflect our sale of 710,000 shares of common stock at the public offering price of $53.75 per share, after deducting the underwriting discount and estimated offering expenses we expect to pay and to reflect our issuance of 138,187 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering for an aggregate exercise price of approximately $2.5 million. You should read this information in conjunction with our consolidated financial statements and the related notes beginning on page F-1.

Amounts representing common stock outstanding on May 13, 2005 exclude the following:

- options outstanding on May 13, 2005 to purchase 2,209,398 shares of common stock, excluding options to purchase 138,187 shares of common stock that will be exercised concurrent with the closing of this offering;

- options to purchase an additional 513,375 shares of common stock that may be granted under our stock option plan after May 13, 2005;

- additional options that may be authorized under a provision of our stockholder approved stock option plan that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year;

- 211,777 shares of common stock issuable under our employee stock purchase plan after May 13, 2005;

- 70,533 shares of common stock to be issued upon exchange of loan notes we issued as part of the purchase price to acquire Lexecon Ltd; and

- shares of common stock that we may issue upon conversion of our 2.875% convertible senior subordinated debentures in the event our conversion obligation exceeds the principal amount of the debentures converted. The $90 million principal amount of our debentures is not convertible into shares of our common stock due to our irrevocable election to settle the principal amount of the debentures in cash. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" for details on our conversion obligations.

As of May 13, 2005 (in thousands, except share data)	Actual	As adjusted
Convertible debentures payable, net of current portion	$ 89,285	$ 89,285
Notes payable to former stockholders, net of current portion	1,214	1,214
Stockholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; 10,159,771 shares issued and outstanding, actual; 11,007,958 shares issued and outstanding, as adjusted	68,314	106,641
Receivable from employees	(3,394)	(3,394)
Unearned stock compensation	(21)	(21)
Retained earnings	75,098	75,098
Foreign currency translation	3,225	3,225
Total stockholders' equity	$ 143,222	$ 181,549
Total capitalization	$ 233,721	$ 272,048

For information on the convertible debentures described in this table, see "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" and note 6 of the notes to our consolidated financial statements.

Selected consolidated financial data

We have derived the following selected consolidated financial data as of November 29, 2003 and November 27, 2004, and for each of the fiscal years in the three-year period ended November 27, 2004, from our consolidated financial statements included in this prospectus supplement beginning on page F-1, which have been audited by Ernst & Young LLP, independent registered public accounting firm. We have derived the following selected consolidated financial data as of November 25, 2000, November 24, 2001 and November 30, 2002, and for the fiscal years ended November 25, 2000 and November 24, 2001, from our consolidated financial statements not included in this prospectus supplement, which have also been audited by Ernst & Young LLP. We have derived the following selected consolidated financial data as of May 13, 2005 and for the twenty-four weeks ended May 14, 2004 and May 13, 2005 from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements. In the opinion of our management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the twenty-four weeks ended May 13, 2005 are not necessarily indicative of future operating results. You should read the selected consolidated financial data together with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes beginning on pages S-26 and F-1.

	Fiscal year ended					Twenty-four weeks ended	
(in thousands, except per share data)	Nov. 25, 2000 (52 weeks)	Nov. 24, 2001 (52 weeks)	Nov. 30, 2002 (53 weeks)	Nov. 29, 2003 (52 weeks)	Nov. 27, 2004 (52 weeks)	May 14, 2004	May 13, 2005
Consolidated statement of operations data(1):							
Revenues	$ 82,547	$109,804	$130,690	$163,458	$216,735	$84,195	$129,159
Costs of services	46,439	65,590	80,659	100,168	127,716	48,545	77,032
Gross profit	36,108	44,214	50,031	63,290	89,019	35,650	52,127
Selling, general and administrative	21,837	31,556	36,600	43,055	57,286	23,971	32,718
Special charge(2)	878	—	—	—	—	—	—
Income from operations	13,393	12,658	13,431	20,235	31,733	11,679	19,409
Interest and other income (expense), net	1,542	1,045	337	85	(1,107)	247	(1,136)
Income before provision for income taxes and minority interest	14,935	13,703	13,768	20,320	30,626	11,926	18,273
Provision for income taxes	(6,166)	(5,848)	(5,879)	(8,737)	(13,947)	(5,128)	(8,294)
Income before minority interest	8,769	7,855	7,889	11,583	16,679	6,798	9,979
Minority interest	70	(416)	547	(154)	(335)	(197)	129
Net income	$ 8,839	$ 7,439	$ 8,436	$ 11,429	$ 16,344	$ 6,601	$ 10,108
Net income per share(3):							
Basic	$ 1.01	$ 0.82	$ 0.93	$ 1.21	$ 1.63	$ 0.65	$ 1.01
Diluted	$ 1.01	$ 0.81	$ 0.91	$ 1.16	$ 1.55	$ 0.62	$ 0.92
Weighted average number of shares outstanding(3):							
Basic	8,728	9,107	9,047	9,438	10,016	10,181	9,990
Diluted	8,774	9,218	9,283	9,843	10,520	10,706	11,017

	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004	May 13, 2005
Consolidated balance sheet data:						
Cash and cash equivalents	$ 20,305	$ 21,880	$ 18,846	$ 60,497	$ 65,611	$ 50,389
Total current assets	57,095	63,179	64,806	118,685	162,822	159,660
Total assets	80,280	96,890	109,169	164,216	288,811	303,600
Total current liabilities	14,373	22,070	27,097	39,733	61,503	61,215
Total long-term debt	102	612	413	1,571	91,214	90,499
Total stockholders' equity	62,338	70,002	78,358	118,031	127,026	143,222

	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004	May 13, 2005
Operating statistics:						
Consultants	255	293	353	344	554	614
Offices	12	12	16	16	21	23

(1) The consolidated statement of operations data include the results of operations attributable to the following acquisitions of certain assets and liabilities from the respective dates of acquisition, unless otherwise indicated:
• the consulting business of Dr. Gordon C. Rausser (October 18, 2000);
• certain assets from PA Consulting Group, Inc. (July 18, 2001);
• the North American operations of the CEV business (April 29, 2002);
• the U.K. operations of the CEV business (May 10, 2002);
• InteCap, Inc. (starting May 1, 2004);
• certain assets and liabilities of Tabors Caramanis & Associates or TCA (November 12, 2004);
• Network Economics Consulting Group Pty Ltd, or NECG (November 18, 2004); and
• Lee & Allen Consulting Limited (April 27, 2005).

Each of these acquisitions was accounted for under the purchase method of accounting.

(2) In fiscal 2000, we relocated our London and Washington offices and recorded a special charge of $878,000, which consists principally of duplicate rent and the remaining lease obligations for the former space of these offices.

(3) Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share represents net income divided by the weighted average shares of common stock and common stock equivalents outstanding during the period, the latter arising from stock options and the shares underlying our convertible debentures using the treasury stock method.

Management's discussion and analysis of financial condition and results of operations

Overview

We are a leading economic, financial, and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. We offer two types of services: legal and regulatory consulting and business consulting. We estimate that we derived approximately 96% of our revenues in fiscal 2004 from business consulting and legal and regulatory consulting, and approximately 4% from NeuCo, a subsidiary of which we own 51%. NeuCo develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electricity generation by utilities.

We derive revenues principally from professional services rendered by our employee consultants. In most instances, we charge clients on a time-and-materials basis and recognize revenues in the period when we provide our services. We charge consultants' time at hourly rates, which vary from consultant to consultant depending on a consultant's position, experience, and expertise, and other factors. We derive a portion of our revenues from fixed-price contracts. Revenues from fixed-price engagements are recognized using a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. We derived 6.7% and 17.3% of our revenues from fixed-price engagements in fiscal 2004 and 2003, respectively. We generate substantially all of our professional services fees from the work of our own employee consultants and a portion from the work of our non-employee experts. Factors that affect our professional services revenues include the number and scope of client engagements, the number of consultants we employ, the consultants' billing rates, and the number of hours our consultants work. Revenues also include reimbursements, or expenses billed to clients, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses.

Our costs of services include the salaries, bonuses, and benefits of our employee consultants. Our bonus program awards discretionary bonuses based on our revenues and profitability and individual performance. Costs of services also include out-of-pocket and other expenses that are billed to clients, and the salaries, bonuses, and benefits of support staff whose time is billed directly to clients, such as librarians, editors, and programmers. Our gross profit, which equals revenues less costs of services, is affected by changes in our mix of revenues. We experience significantly higher gross margins on revenues from professional service fees than on revenues from expenses billed to clients. Selling, general, and administrative expenses include salaries, bonuses, and benefits of our administrative and support staff, fees to non-employee experts for generating new business, office rent, marketing, and other costs.

Utilization

Because we derive the majority of our revenues from hourly billings by our employee consultants, our utilization of those employee consultants is one key indicator that we use to measure our operating performance. We calculate utilization by dividing the total hours worked by our employee consultants on engagements during the measurement period by the total number of hours that our employee consultants were available to work during that period. Utilization was 79% for fiscal 2004, 72% for fiscal 2003, and 69% for fiscal 2002. Historically, we have experienced higher utilization in our legal and regulatory consulting practice than in our business consulting practice because our business consulting practice devotes a greater portion of its time to sales and marketing efforts.

We experience certain seasonal effects that impact our utilization. Because our revenues depend on the number of hours worked by our employee consultants, concurrent vacations by a large number of consultants can adversely impact our utilization. Historically, we experience lower utilization in the first quarter, which includes the holiday season, and in the third quarter, which includes the summer vacation season.

Fiscal periods

Our fiscal year ends on the last Saturday in November, and accordingly, our fiscal year will periodically contain 53 weeks rather than 52 weeks. In particular, fiscal 2002 contained 53 weeks. This additional week of operations in fiscal 2002 will affect the comparability of results of operations of this fiscal year with other fiscal years. Historically, we have managed our business based on 13 four-week billing cycles to clients and, consequently, have established quarters that are divisible by four-week periods. As a result, the first, second, and fourth quarters of each fiscal year are 12-week periods, and the third quarter of each fiscal year is a 16-week period. However, the fourth quarter in fiscal 2002 was 13 weeks long. Accordingly, period-to-period comparisons of our results of operations are not necessarily meaningful if the periods being compared have different lengths. The additional week in fiscal 2002 resulted in $2.4 million of revenues and was not material to our results of operations.

The terms "fiscal 2004," "fiscal 2003," "fiscal 2002," "fiscal 2001," and "fiscal 2000," refer to the 52-week periods ended November 27, 2004, and November 29, 2003, the 53-week period ended November 30, 2002, and the 52-week periods ended November 24, 2001, and November 25, 2000, respectively.

Acquisitions and international expansion

On April 27, 2005, we acquired all of the equity of Lee & Allen Consulting Limited, a London-based consulting firm offering financial dispute resolution and forensic accounting services to the corporate, legal, and regulatory markets. We purchased Lee & Allen for approximately $15.9 million valued as of the date of the acquisition (after deducting cash acquired, and adding acquisition costs and transaction fees paid or accrued). The purchase price consisted of $12.1 million in cash and $3.8 million in loan notes that were later exchanged for 77,343 restricted shares of our common stock. We may be required to pay additional purchase consideration over the next four years following the transaction, in cash and shares of our common stock, if specific performance targets are met. On a preliminary basis, we anticipate that any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in our consolidated financial statements from the date of acquisition. The Lee & Allen acquisition added approximately 40 employee consultants, and we believe it provides us with opportunities to expand further into continental Europe while addressing our corporate goal of boosting the performance of our existing London operation. A preliminary allocation of the $15.9 million purchase price to the estimated fair value of assets acquired and liabilities assumed primarily includes $3.7 million of accounts receivable, $0.6 million of prepaid expenses and other current assets, $0.8 million of intangible assets, and $14.6 million of goodwill. The purchase price allocation will be finalized as we receive other information relevant to the acquisition.

On November 18, 2004, we completed the acquisition of Network Economics Consulting Group Pty Ltd, an Australia-based regulatory and economic consulting firm we refer to as NECG, for a purchase price of approximately $9.8 million valued as of the date of the acquisition (after deducting cash acquired, and after adding acquisition costs and transaction fees paid or accrued), consisting of $6.8 million in cash and 75,261 restricted shares of our common stock valued at $3.0 million. We may be required to pay additional purchase consideration over the next three years following the transaction, in cash and our stock, if specific performance targets are met. On a preliminary basis, we anticipate that any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying statements of operations from the date of acquisition. The NECG acquisition added 35 employee consultants, and we believe it greatly enhances our position in the Australian regulatory market, providing us with an important platform for growth in the Asia Pacific region. A preliminary allocation of the $9.8 million purchase price to the estimated fair value of assets acquired and liabilities assumed primarily includes $2.3 million of accounts receivable, $0.2 million of unbilled services, $0.3 million of intangibles, and $8.0 million of goodwill. The purchase price allocation will be finalized as we receive other information relevant to the acquisition.

On November 12, 2004, we completed the acquisition of certain assets and liabilities of Tabors Caramanis & Associates, a Cambridge, Massachusetts-based economics and engineering consulting firm we refer to as TCA, for a purchase price of approximately $7.1 million (after adding a working capital adjustment, acquisition costs, and transaction fees paid or accrued), consisting of $6.1 million in cash and 24,495 restricted shares of our common stock valued at $1.0 million. We may be required to pay additional purchase consideration over the next two years following the transaction, in cash and our stock, if specific performance targets are met. Any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying statements of operations from the date of acquisition. The TCA acquisition added 15 employee consultants and expands our core competency in worldwide energy consulting. A preliminary allocation of the $7.1 million purchase price to the estimated fair value of assets acquired and liabilities assumed primarily includes $2.2 million of accounts receivable, $0.4 million of unbilled services, $0.3 million of intangibles, and $4.6 million of goodwill. The purchase price allocation will be finalized as we receive other information relevant to the acquisition.

On April 30, 2004, we completed the acquisition of InteCap, Inc. for a purchase price of approximately $79.4 million (after deducting cash acquired, and after adding acquisition costs and transaction fees paid or accrued). The acquisition has been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying statements of operations beginning May 1, 2004. The InteCap acquisition added approximately 130 employee consultants and expanded our geographic footprint into key markets such as Chicago and New York, and strengthened our presence in Houston, Silicon Valley, Boston and Washington D.C. The allocation of the $79.4 million purchase price to the estimated fair value of assets acquired and liabilities assumed primarily includes $10.9 million of accounts receivable, $4.8 million of unbilled services, $1.8 million of intangibles, consisting primarily of non-competition agreements, and $52.1 million of goodwill.

In April and May 2002, we completed the acquisitions of certain assets of the North American and U.K. operations of the Chemicals and Energy Vertical consulting practice of the then Arthur D. Little corporation (Arthur D. Little is now known as Dehon, Inc.), which we refer to as the CEV business, for an aggregate of $10.5 million in cash. The acquisitions have been accounted for under the purchase method of accounting. The effective date of the acquisition of the North American business was April 29, 2002, and the effective date of the acquisition of the U.K. business was May 10, 2002. The results of operations related to the acquisitions have been included in the accompanying statements of operations from the respective effective dates. We believe that the acquisition of the CEV business enhanced our position in consulting to the chemicals and petroleum industries. We acquired 75 employee consultants, accounts receivable, and the ongoing client projects being handled by the acquired employee consultants. Of the $10.5 million purchase price, $0.9 million was recorded as intangibles, consisting primarily of customer relationships, $2.7 million was recorded primarily as accounts receivable, and the remaining $6.9 million was recorded as goodwill, all of which is expected to be deducted for tax purposes. The portion of the purchase price attributable to goodwill primarily related to the extensive industry experience of the acquired employee consultants.

In fiscal 2004, our international operations declined from fiscal 2003. Revenues from our international operations accounted for 10.5%, 15.1%, and 13.3% of our total revenues in fiscal 2004, fiscal 2003, and fiscal 2002, respectively, as more fully described in note 12 of the notes to our audited consolidated financial statements. Our international revenues for fiscal 2004 and 2003 reflect full years of operations of the U.K. portion of the CEV business that we acquired in May 2002. This downturn was driven principally by the security-related reduction in our middle-East business and, to a lesser extent, on a percentage basis, the addition of InteCap, which has a largely domestic presence. We have expanded our presence in the Asia Pacific market with the acquisition of NECG during the last quarter of fiscal 2004, and continue to evaluate actively opportunities to strengthen our presence overseas.

Software subsidiary

In June 1997, we acquired a majority interest in NeuCo, Inc. NeuCo was established by us and an affiliate of Commonwealth Energy Systems as a start-up entity to develop and market a family of neural network software tools and complementary application consulting services for electric utilities. NeuCo's financial statements are consolidated with our financial statements. NeuCo recognized revenues of approximately $8.4 million in fiscal 2004, $5.3 million in fiscal 2003, and $3.4 million in fiscal 2002. NeuCo generated net income of approximately $753,000 in fiscal 2004 and $376,000 in fiscal 2003, and sustained a net loss of approximately $1.1 million in fiscal 2002.

Our interest in NeuCo was 51.0%, 59.4%, and 49.7%, as of November 27, 2004, November 29, 2003, and November 30, 2002, respectively. NeuCo's financial results have been consolidated with our financial results for all fiscal years presented, including fiscal 2002, as our ownership interest, combined with other considerations, represented control. In October 2004, NeuCo issued additional shares to a minority interest stockholder in exchange for a note receivable. In addition, certain NeuCo employees and directors exercised stock options. As a result of these share transactions, our interest in NeuCo decreased to 51.0% as of November 27, 2004. In March 2003, NeuCo repurchased and cancelled shares from a minority interest stockholder, which increased our interest in NeuCo to 59.7%. These share transactions have been recorded as adjustments to capital. The portion of the results of operations of NeuCo allocable to its other owners is shown as "minority interest" on our statement of income, and that amount, along with the capital contributions to NeuCo of its other owners, is shown as "minority interest" on our balance sheet. All significant intercompany accounts have been eliminated.

Critical accounting policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities. Estimates in these consolidated financial statements include, but are not limited to, allowance for doubtful accounts, valuation allowances on deferred tax assets, depreciation of property and equipment, valuation of acquired intangible assets, accrued and deferred income taxes, and other accrued expenses. These items are monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if our assumptions based on past experience or our other assumptions do not turn out to be substantially accurate.

A summary of the accounting policies that we believe are most critical to understanding and evaluating our financial results is set forth below. This summary should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

Revenue Recognition and Allowance for Doubtful Accounts. We derive substantially all of our revenues from the performance of professional services. The contracts that we enter into and operate under specify whether the engagement will be billed on a time-and-materials or fixed-price basis. These engagements generally last three to six months, although some of our engagements can be much longer in duration. Each contract must be approved by one of our vice presidents.

We recognize substantially all of our revenues under written service contracts with our clients—where the fee is fixed or determinable, as the services are provided, and only in those situations where collection from the client is reasonably assured. The majority of our revenue is derived from time-and-materials service contracts. Revenues from time-and-materials service contracts are recognized as the services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as a computer services fee based upon hours worked. Revenues from fixed-price engagements are recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. Project costs are based on the direct salary and associated fringe benefits of the consultants on the engagement plus all direct expenses incurred to complete the engagement that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and terms set forth in the contract, and are indicative of the level of benefit provided to our clients. Our fixed-price contracts generally include a termination provision that reduces the agreement to a time-and-materials contract in the event of termination of the contract. There are no costs that are deferred and amortized over the contract term. Our management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, management is updated on the budgeted costs and resources required to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. In the past, we have occasionally been required to commit unanticipated additional resources to complete projects, which have resulted in lower than anticipated income or losses on those contracts. We may experience similar situations in the future. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant.

Revenues also include reimbursements or expenses billed to clients, including travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses. These reimbursable expenses included in revenues are as follows (in thousands):

	Fiscal year ended			Twenty-four weeks ended	
	Nov. 30, 2002 (53 weeks)	Nov. 29, 2003 (52 weeks)	Nov. 27, 2004 (52 weeks)	May 14, 2004	May 13, 2005
Reimbursable expenses billed to clients	$19,026	$24,879	$29,140	$11,407	$14,459

Our normal payment terms are 30 days from the invoice date. For fiscal 2003, fiscal 2004, and the twelve weeks ended May 13, 2005, our average days sales outstanding, or DSOs, for billed and unbilled accounts receivable were 104 days, 99 days, and 108 days, respectively, excluding the effect of the NECG, TCA, and Lee & Allen acquisitions in the respective quarter in which each was completed. We calculate DSOs by dividing the sum of our accounts receivable and unbilled services balance, net of deferred revenue, at the end of the quarter by daily revenues. Daily revenues are calculated by dividing quarter revenues by the number of days in a quarter. Our project managers and finance personnel monitor payments from our clients and assess any collection issues. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. We base our estimates on our historical collection experience, current trends, and credit policy. In determining these estimates, we examine historical write-offs of our receivables and review client accounts to identify any specific customer collection issues. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payment, additional allowances may be required. Our failure to estimate accurately the losses for doubtful accounts and ensure that payments are received on a timely basis could have a material adverse effect on our business, financial condition, and results of operations. As of November 29, 2003, November 27, 2004, and May 13, 2005, $1.6 million, $3.4 million, and $4.8 million, respectively, were provided for doubtful accounts.

Goodwill and Other Intangible Assets. Goodwill represents the acquisition costs in excess of fair market value of net assets of acquired businesses. In accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are indicators of impairment. Any impairment would be measured based upon the fair value of the related asset based on the provisions of SFAS No. 142. Because we have one reporting segment, under SFAS No. 142, we utilize the entity-wide approach for assessing goodwill for impairment and compare its market value to its net book value to determine if an impairment exists. There were no impairment losses related to goodwill in fiscal 2004, nor were there any indications of impairment in the twenty-four weeks ended May 13, 2005. If we determine through the impairment review process that goodwill has been impaired, we would record the impairment charge in our consolidated statement of income. The net amount of goodwill was $105.5 million as of May 13, 2005, which includes $14.3 million from the Lee & Allen acquisition, $52.0 million from the InteCap acquisition, $8.3 million from the NECG acquisition, and $4.6 million from the TCA acquisition. The goodwill amounts for the Lee & Allen, NECG, and TCA acquisitions reflect management's preliminary purchase price allocations and are subject to change. These preliminary purchase price allocations are based upon management's estimates of respective fair values, and will be finalized as CRA receives other information relevant to these acquisitions.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. We assess the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- a significant underperformance relative to expected historical or projected future operating results;

- a significant change in the manner of our use of the acquired asset or the strategy for our overall business;

- a significant negative industry or economic trend; and

- our market capitalization relative to net book value.

As part of this assessment, we review the expected future undiscounted cash flows to be generated by the assets. When we determine that the carrying value of intangible assets may not be recoverable, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Intangible assets consist principally of costs allocated to non-competition agreements, which are amortized on a straight-line basis over the related estimated lives of the agreements (seven to ten years), as well as customer relationships, trade names, and property leases that are amortized on a straight-line basis over their remaining useful lives (two to five years). The net amount of intangible assets was $3.4 million as of May 13, 2005, which includes $0.8 million from the Lee & Allen acquisition, $1.4 million from the InteCap acquisition, $0.3 million from the NECG acquisition, and $0.3 million from the TCA acquisition. The intangible asset amounts for the Lee & Allen, NECG, and TCA acquisitions will be finalized in fiscal 2005 pending a valuation and appraisal of the intangible assets.

Accounting for Income Taxes. We record income taxes using the liability method. Deferred income tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Our financial statements contain certain deferred tax assets and liabilities that result from temporary differences between book and tax accounting, as well as net operating loss carryforwards. SFAS No. 109, "Accounting for Income Taxes," requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The decision to record a valuation allowance requires varying degrees of judgment based upon the nature of the item giving rise to the deferred tax asset. As a result of operating losses incurred in certain of our foreign subsidiaries, and uncertainty as to the extent and timing of profitability in future periods, we recorded valuation allowances in certain of these foreign subsidiaries based on the facts and circumstances affecting each subsidiary. Had we not recorded these allowances, we would have reported a lower effective tax rate than that recognized in our statements of income in fiscal 2005 and 2004.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. We are periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves for probable exposures. Based on our evaluation of current tax positions, we believe that we have appropriately accrued for probable exposures.

Our effective tax rate increased to 45.5% in fiscal 2004, compared with 43.0% in fiscal 2003. In September 2004, we undertook a project to address the unfavorable tax consequences that resulted from activities and results in foreign jurisdictions. As a result, we reduced our fiscal 2004 effective tax rate from the 47.0% that had been estimated as of the third-quarter year-to-date. We intend to monitor our overseas operations and the related tax implications closely to determine whether there are opportunities to lower our effective tax rate further in the future.

If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made, unless such adjustment related to purchased assets which may result in an adjustment to goodwill instead of an increase in net income. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is at least reasonably possible that changes in these estimates in the near term could materially affect our financial condition and results of operations. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to federal, state, or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates, deductibility of certain costs and expenses by jurisdiction, and as a result of acquisitions.

Recent accounting pronouncements

In September 2004, the Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") reached a conclusion on EITF Issue No. 04-8 "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share", that contingently convertible debt instruments ("Co-Cos") will be subject to the if-converted method under SFAS No. 128, "Earnings Per Share" (SFAS No. 128), regardless of whether a stock price-related conversion contingency included in the instrument (contingent price triggers, parity triggers, etc.) has been met. Under prior interpretations of SFAS No. 128, issuers of Co-Cos excluded the potential common shares underlying the Co-Cos from the calculation of diluted earnings per share until the market price or other contingency was met. Furthermore, under a proposed amendment to SFAS No. 128, such that in order to remain under the treasury stock method of accounting, an issuer must commit, contractually and irrevocably, to settle the par value of the debentures in cash. The effective date of EITF 04-8 is for periods ending after December 15, 2004. The proposed amendment to SFAS No. 128 is expected to be issued in 2005. On December 14, 2004, we elected, contractually and irrevocably, to settle the par value of the debentures in cash. As a result, we continue to account for the debentures under the treasury stock method of accounting. We do not anticipate that the adoption of the amendment to SFAS No. 128 will have a material impact on the consolidated statements of income.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R replaces SFAS No. 123 "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees", and amends SFAS No. 95 "Statement of Cash Flows". SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. As permitted by SFAS No. 123, we currently account for such share-based payments to employees by using Opinion 25's intrinsic value method, and, as such, recognize no compensation cost for employee stock options granted under our employee stock option plan. In addition, SFAS No. 123 allowed pro forma disclosure as an alternative to financial statement recognition. SFAS No. 123R, however, requires entities to recognize compensation expense for all share-based payments to employees, including grants of employee stock options, based on the grant-date fair value of those share-based payments (with limited exceptions). In April 2005, the Securities and Exchange Commission adopted a new rule amending the compliance dates under SFAS No. 123R. The new rule allows companies to implement SFAS No. 123R at the beginning of their first interim or annual period for their first fiscal year that begins on or after June 15, 2005. Therefore, we are now required to adopt SFAS No. 123R in the first quarter of fiscal 2006. Adoption of SFAS No. 123R will reduce reported income and net income per share because we currently recognize no compensation cost as permitted by APB Opinion No. 25. Compensation expense calculated upon adoption of SFAS No. 123R may differ from pro-forma amounts currently disclosed within our footnotes based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates, or other factors. We are in the process of evaluating the alternative methods of adoption and the impact that the implementation guidance and revisions included in SFAS No. 123R will have on our consolidated financial statements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $1.9 million and $3.4 million for fiscal 2004 and fiscal 2003, respectively.

In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections" (Statement 154), which replaces APB Opinion No. 20 "Accounting Changes", and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements". This Statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principles, as well as changes required by an accounting pronouncement in the unusual instance it does not include specific transition provisions. Specifically, this Statement requires retrospective application to prior periods' financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of the change, the new principle must be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This Statement does not change the transition provisions of any existing pronouncements. We do not believe that the adoption of Statement 154 will have a significant impact on our consolidated statement of income or financial condition.

Results of operations

The following table provides operating information as a percentage of revenues for the periods indicated:

	Fiscal year ended			Twenty-four weeks ended	
	November 30, 2002 (53 weeks)	November 29, 2003 (52 weeks)	November 27, 2004 (52 weeks)	May 14, 2004	May 13, 2005
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of services	61.7	61.3	58.9	57.7	59.6
Gross profit	38.3	38.7	41.1	42.3	40.4
Selling, general and administrative	28.0	26.3	26.5	28.5	25.3
Income from operations	10.3	12.4	14.6	13.8	15.1
Interest income	0.4	0.2	0.4	0.5	0.5
Interest expense	(0.1)	—	(0.8)	(0.2)	(1.2)
Other expense	—	(0.2)	(0.1)	(0.0)	(0.2)
Income before provision for income taxes and minority interest	10.6	12.4	14.1	14.1	14.2
Provision for income taxes	(4.5)	(5.3)	(6.4)	(6.1)	(6.5)
Income before minority interest	6.1	7.1	7.7	8.0	7.7
Minority interest	0.4	(0.1)	(0.2)	(0.2)	0.1
Net income	6.5%	7.0%	7.5%	7.8%	7.8%

Results of Operations—Twenty-four Weeks Ended May 13, 2005 Compared to Twenty-four Weeks Ended May 14, 2004

Revenues. Revenues increased $45.0 million, or 53.4%, to $129.2 million for the twenty-four weeks ended May 13, 2005 from $84.2 million for the twenty-four weeks ended May 14, 2004. Our litigation revenues grew by approximately 80% from the twenty-four weeks ended May 14, 2004, which was largely driven by the effects of the acquisition of InteCap and a greater demand for our services primarily in our competition and finance practice areas. We experienced strong revenue growth in our intellectual property practice area due primarily to the addition of InteCap at the end of the second quarter of fiscal 2004. As a result, intellectual property now represents a major practice area for us. Our competition practice grew by approximately 47% from the twenty-four weeks ended May 14, 2004, due to a significant increase of activity in the mergers and acquisitions market, and continued strength in litigation-related consulting. Our finance practice grew by approximately 57% due primarily to increased demand for our services in general securities litigation and other financial-based litigation. Our business consulting revenues increased by approximately 24% from the twenty-four weeks ended May 14, 2004, which was due primarily to our energy and environment practice, and to a lesser extent, our capital projects and pharmaceutical practice areas. Our energy and environment practice grew by approximately 39% due primarily to several large and complex bankruptcy-related cases for energy companies, and other regulatory disputes. The TCA acquisition also contributed to the growth in the energy and environment practice area. Overall, revenues outside the United States represented approximately 14% of total revenues for the twenty-four weeks ended May 13, 2005, compared to 12% of total revenues for the twenty-four weeks ended May 14, 2004.

As a result of the increased demand for our services, our utilization and average employee consultant headcount has increased. The total number of employee consultants increased to 614 at May 13, 2005, which includes approximately 40 from the Lee & Allen acquisition, and 49 from the NECG and TCA acquisitions during the fourth quarter of fiscal 2004, from 479 at May 14, 2004. The remaining increase in headcount from the second quarter of fiscal 2004 is due to organic growth and demand-sensitive hiring. Increased billing rates for our employee consultants, phased in beginning in early December 2004, also contributed to our revenue growth. Utilization was 81% for the twenty-four weeks ended May 13, 2005 as compared with 78% for the twenty-four weeks ended May 14, 2004. Revenues derived from fixed-price engagements decreased to 6.3% of total revenues for the twenty-four weeks ended May 13, 2005 from 7.8% for the twenty-four weeks ended May 14, 2004. The decrease in fixed-price projects is due primarily to reduced demand for services provided by our chemicals and petroleum practice, which traditionally enters into fixed-price contracts and, to a lesser extent, on a percentage basis, the addition of InteCap, which enters into relatively few fixed-price engagements. This reduced demand for services in our chemicals and petroleum practice was driven principally by a reduction in our middle-East business because of continued security concerns in the region.

Costs of Services. Costs of services increased $28.5 million, or 58.7%, to $77.0 million for the twenty-four weeks ended May 13, 2005 from $48.5 million for the twenty-four weeks ended May 14, 2004. The increase was due mainly to an increase in compensation expense for our employee consultants of $25.4 million, attributable primarily to an increase in the average number of employee consultants. Our average number of employee consultants increased due to the InteCap, Lee & Allen, NECG, and TCA acquisitions, as well as an approximate 9% growth in organic headcount. Reimbursable expenses increased $3.1 million, or 26.7%, to $14.5 million from $11.4 million. As a percentage of revenues, costs of services increased to 59.6% for the twenty-four weeks ended May 13, 2005 from 57.7% for the twenty-four weeks ended May 14, 2004. The increase as a percentage of revenues was due primarily to the addition of InteCap, which gives us a higher proportion of revenue sourced internally, the cost of which is included in cost of services.

Selling, General, and Administrative.   Selling, general, and administrative expenses increased by $8.7 million, or 36.5%, to $32.7 million for the twenty-four weeks ended May 13, 2005 from $24.0 million for the twenty-four weeks ended May 14, 2004. Due largely to the InteCap, NECG, and TCA acquisitions during fiscal 2004, and the integration of these companies during fiscal 2005, we experienced an increase in overall compensation to our administrative staff of $2.9 million, an increase in rent expense of $1.7 million, and an increase in depreciation and amortization expense of $1.2 million. Other contributors to the overall increase in selling, general, and administrative expenses were an increase in travel-related costs of $1.4 million, an increase in legal, accounting, and other professional fees of $0.9 million, and an increase in other selling, general and administrative expenses of $0.6 million. These increases were due primarily to our being a larger and more complex global company. As a percentage of revenues, selling, general, and administrative expenses decreased to 25.3% for the twenty-four weeks ended May 13, 2005 from 28.5% for the twenty-four weeks ended May 14, 2004. This decrease was due primarily to decreases in commission payments to non-employee experts, as well as the addition of InteCap, which gives us a higher proportion of revenue sourced internally, which affects our costs of services. This change in cost mix lowers our relative levels of selling, general, and administrative expenses as a percentage of revenues. In addition, revenue increased at a greater rate than the increases in other selling, general, and administrative expenses, including rent and other costs that are principally fixed in nature.

Interest Income.   Interest income increased by $229,000 to $612,000 for the twenty-four weeks ended May 13, 2005 from $383,000 for the twenty-four weeks ended May 14, 2004. This increase was due primarily to higher average interest rates and higher average cash and investment balances in fiscal 2005. Our weighted average imputed interest rate for the twenty-four weeks ended May 13, 2005 on our average cash and cash equivalent balances was approximately 2.3% annualized compared with approximately 1.8% annualized for the twenty-four weeks ended May 14, 2004.

Interest Expense.   Interest expense increased by $1.4 million to $1.5 million for the twenty-four weeks ended May 13, 2005 from $127,000 for the twenty-four weeks ended May 14, 2004. This increase was due primarily to interest expense incurred during the twenty-four weeks ended May 13, 2005 on the 2.875%, $90 million convertible debt, and the amortization of debt issuance costs.

Other Expense.   Other expense was $213,000 for the twenty-four weeks ended May 13, 2005 versus $9,000 for the twenty-four weeks ended May 14, 2004. Other expense consists primarily of foreign currency exchange transaction gains and losses. This increase in foreign exchange losses is primarily due to billings and collections from certain clients in a currency other than the local currency in certain of our foreign offices. We continue to manage our foreign currency exchange exposure by hedging movements in exchange rates between the value of the dollar and foreign currencies.

Provision for Income Taxes.   The provision for income taxes increased by $3.2 million to $8.3 million for the twenty-four weeks ended May 13, 2005 from $5.1 million for the twenty-four weeks ended May 14, 2004. Our effective income tax rate increased to 45.4% for the first twenty-four weeks of fiscal 2005 from 43.0% for the first twenty-four weeks of fiscal 2004. The higher effective tax rate during the first twenty-four weeks of fiscal 2005 was due primarily to a valuation allowance recorded against deferred tax assets of our New Zealand subsidiary because of a change in the estimated losses in that tax jurisdiction in the current fiscal year. We expect our effective income tax rate for fiscal 2005 to be in the range of 44.0% to 45.0%.

Minority Interest.   Allocations of the minority share of NeuCo's net income result in deductions to our net income, while allocations of the minority share of NeuCo's net loss results in additions to our net income. Minority interest in the results of operations of NeuCo allocable to its other owners was a net loss of $129,000 for the first twenty-four weeks of fiscal 2005 compared with net income of $197,000 for the first twenty-four weeks of fiscal 2004.

Net Income.   Net income increased by $3.5 million, or 53.1%, to $10.1 million for the twenty-four weeks ended May 13, 2005 from $6.6 million for the twenty-four weeks ended May 14, 2004. Diluted net income per share increased 48.4% to $0.92 per share for the twenty-four weeks ended May 13, 2005 from $0.62 per share for the twenty-four weeks ended May 14, 2004. Diluted weighted average shares outstanding increased by 311,000 shares to 11,017,000 shares for the twenty-four weeks ended May 13, 2005 from 10,706,000 shares for the twenty-four weeks ended May 14, 2004. Net income increased at a greater rate than diluted net income per share due primarily to approximately 304,000 shares that are included in the diluted shares for fiscal 2005, as a result of the convertible debentures, as well as an increase in the in-the-money value of outstanding stock options.

Fiscal 2004 compared to fiscal 2003

Revenues. Revenues increased $53.3 million, or 32.6%, to $216.7 million for fiscal 2004 from $163.5 million for fiscal 2003. This increase was due primarily to the InteCap acquisition, which contributed approximately $31.8 million in revenue for fiscal 2004. Aside from the additional revenue attributable to InteCap, we experienced strong revenue growth primarily in our finance and competition practice areas and, to a lesser extent, our energy and environment, and pharmaceutical practice areas. Our strong growth in the competition practice is a result of increased mergers and acquisitions engagements, and continued strength in antitrust litigation. The growth in our finance practice area resulted from increased demand for our services in general securities litigation, accounting malpractice litigation, and other financial-based litigation. The growth in our energy and environmental practice is due primarily to work related to the Federal Energy Regulatory Commission's various rule-makings with regard to competitive electricity markets, as well as increased revenues from energy clients in the Asia Pacific region. These increases were partially offset by a decrease in revenue primarily in our materials and manufacturing practice area. The net increase in demand for our services is reflected in increased utilization and an increase in our average employee consultant headcount. The total number of employee consultants increased to 554 at the end of fiscal 2004, which includes 129 from the InteCap acquisition, 34 from the NECG acquisition, and 15 from the TCA acquisition, from 344 at the end of fiscal 2003. The remaining increase in headcount from the end of fiscal 2003 is due to continued hiring and recruiting efforts. Utilization was 79% for fiscal 2004 as compared with 72% for fiscal 2003. Revenues derived from fixed-price engagements decreased to 6.7% of total revenues for fiscal 2004 from 17.3% for fiscal 2003. The decrease in fixed-price projects is due primarily to a downturn in our chemicals and petroleum practice, which traditionally entered into fixed-price contracts and, to a lesser extent, on a percentage basis, the addition of InteCap, which enters into relatively few fixed-price engagements. This downturn was driven principally by the security-related reduction in our middle-East business.

Costs of services. Costs of services increased by $27.5 million, or 27.5%, to $127.7 million in fiscal 2004 from $100.2 million in fiscal 2003. The increase was due primarily to an overall increase in compensation expense for our employee consultants of $23.3 million, primarily attributable to an increase in the average number of employee consultants, which includes $11.6 million attributable to the InteCap acquisition, and an increase in reimbursable expenses billed to clients of $4.3 million. As a percentage of revenues, costs of services decreased to 58.9% in fiscal 2004 from 61.3% in fiscal 2003. The decrease as a percentage of revenues was due to an overall increase in revenue at a greater rate than the increases in reimbursable expenses billed to clients and an increased leverage arising from higher utilization of our employee consultants.

Selling, general, and administrative. Selling, general, and administrative expenses increased by $14.2 million, or 33.1%, to $57.3 million in fiscal 2004 from $43.1 million in fiscal 2003. The increase was due to an increase in overall compensation to our administrative staff of $3.7 million, which includes $1.1 million for employees from the InteCap acquisition, an increase in legal, accounting, and professional fees of $2.8 million, an increase in travel expenses of $1.9 million, an increase in rent expense of $1.6 million, which includes $0.9 million from the InteCap acquisition, and an increase in other selling, general, and administrative expenses of $4.2 million. As a percentage of revenues, selling, general, and administrative expenses increased to 26.5% in fiscal 2004 from 26.3% in fiscal 2003. The primary contributors to this increase were increases in legal and other professional fees, primarily due to Sarbanes-Oxley section 404 compliance costs and travel expenses. These increases were partially offset by an overall increase in revenue at a greater rate than the increases in other selling, general, and administrative expenses, including rent and other costs that are principally fixed in nature.

Interest income. Interest income increased by $475,000 to $904,000 for fiscal 2004 from $429,000 for fiscal 2003. This increase was due primarily to higher cash and investment balances in fiscal 2004. Our weighted average imputed interest rate for fiscal 2004 on our average cash and cash equivalent balances was approximately 1.6% compared with approximately 1.3% in fiscal 2003.

Interest expense. Interest expense increased by $1.7 million to $1.8 million for fiscal 2004 from $38,000 for fiscal 2003. This increase was primarily due to interest expense incurred during fiscal 2004 on the $90 million convertible debt and borrowings of $39.6 million on our line of credit to finance the InteCap acquisition.

Other expense. Other expense decreased by $46,000 to $260,000 for fiscal 2004 from $306,000 for fiscal 2003. Other expense consists primarily of foreign currency exchange transaction losses. The decrease is primarily due to our hedging movements in exchange rates between the value of the dollar and foreign currencies.

Provision for income taxes. The provision for income taxes increased by $5.2 million, to $13.9 million in fiscal 2004 from $8.7 million in fiscal 2003. Our effective income tax rate increased to 45.5% in fiscal 2004 from 43.0% in fiscal 2003. The higher effective tax rate during fiscal 2004 is primarily due to losses not deducted in fiscal 2004.

Minority interest. Allocations of the minority share of NeuCo's net income result in deductions to our net income, while allocations of the minority share of NeuCo's net loss results in additions to our net income. Minority interest in the results of operations of NeuCo allocable to its other owners was net income of $335,000 in fiscal 2004 and net income of $154,000 in fiscal 2003.

Net income. Net income increased by $4.9 million, or 43.0%, to $16.3 million in fiscal 2004 from $11.4 million in fiscal 2003. Diluted net income per share increased by 33.6% to $1.55 per share in fiscal 2004 from $1.16 per share in fiscal 2003. Net income increased at a greater rate than diluted net income per share primarily due to the dilutive impact of the increase in the number of outstanding in-the-money stock options and the public offering of our common stock completed in August 2003, partially offset by a reduction in shares issued and outstanding resulting from our repurchase of shares with a portion of the proceeds from the issuance of convertible bonds in the third quarter of fiscal 2004.

Fiscal 2003 compared to fiscal 2002

Revenues. Revenues increased $32.8 million, or 25.1%, to $163.5 million for fiscal 2003 from $130.7 million for fiscal 2002. We experienced revenue increases in fiscal 2003 primarily in our chemicals and petroleum, materials and manufacturing, competition, finance, and energy and environment practice areas. These increases were partially offset by a revenue decrease in our transportation practice area. The increase in revenues was effected by: an increase in utilization; increased billing rates for our employee consultants; an increase in the average number of employee consultants; and an increase in expenses billed to clients. The total number of employee consultants decreased to 344 at the end of fiscal 2003 from 353 at the end of fiscal 2002. However, the average number of our employee consultants for fiscal 2003 was higher than the average for fiscal 2002, largely because the average for fiscal 2002 includes the 75 employee consultants hired in connection with the acquisition of the CEV business only for a portion of that year. Utilization was 72% for fiscal 2003 as compared with 69% for fiscal 2002. Revenues derived from fixed-price engagements increased to 17.3% of total revenues for fiscal 2003 from 14.8% for fiscal 2002. This increase is primarily due to the acquisition of the CEV business in fiscal 2002, which traditionally entered into fixed-price engagements.

Costs of services. Costs of services increased by $19.5 million, or 24.2%, to $100.2 million in fiscal 2003 from $80.7 million in fiscal 2002. The increase was due primarily to an overall increase in compensation expense for our employee consultants of $11.0 million, an increase in reimbursable expenses billed to clients of $5.9 million, and an increase of $2.6 million attributable to an increase in the average number of employee consultants. As a percentage of revenues, costs of services decreased to 61.3% in fiscal 2003 from 61.7% in fiscal 2002. The decrease as a percentage of revenues was due primarily to increased leverage arising from higher utilization of our employee consultants.

Selling, general, and administrative. Selling, general, and administrative expenses increased by $6.5 million, or 17.6%, to $43.1 million in fiscal 2003 from $36.6 million in fiscal 2002. The increase was due to an increase in overall compensation to our administrative staff of $2.2 million, an increase in commission payments to non-employee experts of $1.6 million, an increase in rent expense of $1.4 million, and an increase in other selling, general, and administrative expenses of $1.3 million. As a percentage of revenues, selling, general, and administrative expenses decreased to 26.3% in fiscal 2003 from 28.0% in fiscal 2002. The primary contributors to the decrease as a percentage of revenues were relative decreases in travel expenses and legal and other professional fees, as well as an overall increase in revenue at a greater rate than the increases in those selling, general, and administrative expenses, which include rent and other costs that are principally fixed in nature. These decreases were partially offset by a revenue-related increase in commission payments to non-employee experts.

Interest and other income (expense), net. Net interest and other income decreased by $252,000, or 74.8%, to $85,000 in fiscal 2003 from $337,000 in fiscal 2002. This decrease resulted primarily from foreign exchange losses and the overall decline in short-term interest rates.

Provision for income taxes. The provision for income taxes increased by $2.9 million, to $8.7 million in fiscal 2003 from $5.9 million in fiscal 2002. Our effective income tax rate increased to 43.0% in fiscal 2003 from 42.7% in fiscal 2002. The slightly higher rate in fiscal 2003 was due primarily to a higher federal statutory rate because the growth in our net income pushed us into the top tax bracket.

Minority interest. Minority interest in the results of operations of NeuCo changed to a profit of $154,000 in fiscal 2003 from a loss of $547,000 in fiscal 2002 due to an increase in profits in NeuCo.

Net income. Net income increased by $3.0 million, or 35.5%, to $11.4 million in fiscal 2003 from $8.4 million in fiscal 2002. Diluted net income per share increased by 28.0% to $1.16 per share from $0.91 per share. Net income increased at a greater rate than diluted net income per share due to the dilutive impact of the additional shares issued as a result of: the public offering of our common stock completed in August 2003; the exercise of approximately 728,000 options during fiscal 2003; and the increase in the number of outstanding in-the-money stock options.

Unaudited quarterly results

The following table presents unaudited quarterly statement of income information for the ten quarters ended May 13, 2005. The information for the second fiscal quarter of fiscal 2004 and subsequent fiscal quarters includes the results of operations attributable to the acquisition of InteCap, Inc. beginning on May 1, 2004. The information for the fourth fiscal quarter of fiscal 2004, second fiscal quarter of fiscal 2005, and subsequent fiscal quarters includes the results of operations attributable to the acquisitions of Tabors Caramanis & Associates beginning on November 12, 2004, Network Economics Consulting Group Pty Ltd beginning on November 18, 2004 and Lee & Allen Consulting Limited beginning on April 27, 2005. The quarterly information for fiscal 2003 and fiscal 2004 is derived from and is qualified by reference to the audited consolidated financial statements included in this prospectus supplement beginning on page F-1. In the opinion of our management, this information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The first, second, and fourth quarters of each fiscal year are 12-week periods. The third quarter of each fiscal year is a 16-week period. Accordingly, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful if the quarters being compared have different lengths. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period. For risks associated with fluctuations in our quarterly revenues and results of operations, see "Risk factors—Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock."

	Fiscal 2003				Fiscal 2004				Fiscal 2005	
(in thousands)	Feb. 21, 2003 (12 weeks)	May 16, 2003 (12 weeks)	Sept. 5, 2003 (16 weeks)	Nov. 29, 2003 (12 weeks)	Feb. 20, 2004 (12 weeks)	May 14, 2004 (12 weeks)	Sept. 3, 2004 (16 weeks)	Nov. 27, 2004 (12 weeks)	Feb. 18, 2005 (12 weeks)	May 13, 2005 (12 weeks)
Revenues	$34,785	$40,245	$49,410	$39,018	$38,501	$45,694	$74,205	$58,335	$61,724	$67,435
Costs of services	21,698	25,261	30,029	23,180	21,960	26,585	45,569	33,602	36,912	40,120
Gross profit	13,087	14,984	19,381	15,838	16,541	19,109	28,636	24,733	24,812	27,315
Selling, general, and administrative	9,261	10,349	13,342	10,103	11,639	12,332	17,216	16,099	15,817	16,901
Income from operations	3,826	4,635	6,039	5,735	4,902	6,777	11,420	8,634	8,995	10,414
Interest and other income (expense), net	(6)	193	(85)	(17)	(201)	448	(717)	(637)	(540)	(596)
Income before provision for income taxes and minority interest	3,820	4,828	5,954	5,718	4,701	7,225	10,703	7,997	8,455	9,818
Provision for income taxes	(1,572)	(2,017)	(2,542)	(2,606)	(2,021)	(3,107)	(5,507)	(3,312)	(3,974)	(4,320)
Income before minority interest	2,248	2,811	3,412	3,112	2,680	4,118	5,196	4,685	4,481	5,498
Minority interest	(41)	11	(11)	(113)	(107)	(90)	177	(315)	138	(9)
Net income	$ 2,207	$ 2,822	$ 3,401	$ 2,999	$ 2,573	$ 4,028	$ 5,373	$ 4,370	$ 4,619	$ 5,489

Liquidity and capital resources

General. In the twenty-four weeks ended May 13, 2005, we had a net decrease in cash and cash equivalents of $15.2 million. We completed the quarter with cash and cash equivalents of $50.4 million, short-term investments of $1.3 million, and working capital of $98.4 million. In fiscal 2004, we had a net increase in cash and cash equivalents of $5.1 million. We completed fiscal 2004 with cash and cash equivalents of $65.6 million, short-term and long-term investments of $2.2 million, and working capital of $101.3 million. In fiscal 2003, we had a net increase in cash and cash equivalents of $41.7 million. We completed fiscal 2003 with cash and cash equivalents of $60.5 million, short-term and long-term investments of $5.2 million, and working capital of $79.0 million. In fiscal 2002, we had a net decrease in cash and cash equivalents of $3.0 million. We completed fiscal 2002 with cash and cash equivalents of $18.8 million, short-term and long term investments of $5.5 million, and working capital of $37.7 million.

On April 27, 2005, we completed the acquisition of Lee & Allen. We purchased Lee & Allen for approximately $15.9 million valued as of the date of acquisition (after deducting cash acquired, and adding acquisition costs and transaction fees paid or accrued). The $15.9 million purchase price includes $3.8 million in loan notes that were exchanged for 77,343 restricted shares of our common stock. We funded the cash portion of the purchase price from existing cash resources.

We believe that current cash balances, cash generated from operations, and amounts available under our bank line of credit will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources of cash. During the first twenty-four weeks of fiscal 2005, sources of cash included $2.7 million in proceeds from the exercise of stock options.

During fiscal 2004, we generated cash primarily from the following sources: $90.0 million in gross proceeds from the private placement of convertible debt, $31.8 million in cash provided by our operating activities, and approximately $5.0 million in proceeds from the exercise of stock options. During this period, we also borrowed $39.6 million under our line of credit and subsequently repaid this amount with proceeds of the convertible debt offering. Cash provided by operating activities resulted primarily from net income of $16.3 million, which reflected depreciation and amortization expense of $5.1 million, and an increase in accounts payable, accrued expenses, and other liabilities of $15.7 million, partially offset by an increase in accounts receivable of $4.1 million and an increase in prepaid expenses and other assets of $3.1 million. The increase in accounts payable, accrued expenses, and other liabilities is primarily due to an increase in accrued compensation for our employee consultants, most of which were paid in the first and second quarters of fiscal 2005.

During fiscal 2003, we generated cash primarily from three sources: cash provided by our operating activities, proceeds from a public offering of our common stock, and proceeds from the exercise of stock options. Our operating activities provided net cash of $22.4 million, resulting primarily from net income of $11.4 million and an increase in accounts payable, accrued expenses, and other liabilities of $11.8 million. The increase in accounts payable, accrued expenses, and other liabilities is primarily due to an increase in accrued compensation for our employee consultants, which will be paid in the first and second quarters of fiscal 2004. The increase in cash generated from operating activities was offset in part by an increase in accounts receivable of $5.4 million. We received net proceeds of $15.0 million from a public offering of our common stock that we completed in August 2003. During fiscal 2003, we also received $11.1 million in proceeds from the exercise of stock options. Net sales of investments in fiscal 2003 contributed an additional $0.3 million.

During fiscal 2002, cash generated from operating activities resulted primarily from net income of $8.4 million and an increase in accounts payable, accrued expenses, and other liabilities of $5.3 million, offset in part by an increase in accounts receivable of $1.4 million and an increase in prepaid expenses and other assets of $0.8 million.

Private placement of convertible debt. On June 21, 2004, we completed a private placement of $75 million of 2.875% convertible senior subordinated debentures due 2034. On July 1, 2004, we sold an additional $15 million in principal amount of the debentures. Holders of the debentures may convert them, only under certain circumstances, including certain stock price-related conversion contingencies.

As a result of our election on December 14, 2004, we must settle the conversion of the debentures, as follows: (i) $1,000 in cash per $1,000 principal amount of debentures converted; and (ii) in cash or shares of our common stock (at our further election, except for cash in lieu of fractional shares), any conversion obligation that exceeds the principal amount of the debentures converted.

Pursuant to the terms of the indenture governing the debentures, since the closing stock price has equaled or exceeded the $50 per share contingent conversion trigger price for 20 out of 30 consecutive trading days ending on May 13, 2005, the market price conversion trigger has been satisfied and holders of the debentures may exercise their right to convert the bonds as of the first trading day of the third quarter of fiscal 2005. This test is repeated each fiscal quarter. On June 20, 2005, we amended our loan agreement with Citizens Bank to increase the existing line of credit from $40 million to $90 million to mitigate the potential liquidity risk, and to provide funding if required, in the event of conversion by the debenture holders. We believe that it is unlikely that a significant percentage of bondholders will exercise their right to convert because the debentures have traded at a premium over their conversion value. The available line of credit is reduced, as necessary, to account for certain letters of credit outstanding. We had approximately $0.7 million of outstanding letters of credit as of May 13, 2005. Therefore, since we have obtained increased long-term financing in accordance with our amended loan agreement and we intend to use amounts available under our bank line of credit in the event debenture holders exercise their rights to convert, in accordance with SFAS No. 6, "Classification of Short Term Obligations Expected to be Refinanced," we have classified $89.3 million of the $90 million convertible debt as long-term debt as of May 13, 2005, while the remaining $0.7 million is classified as short-term.

The debentures are our direct, unsecured senior subordinated obligations and rank junior in right of payment to our existing bank line of credit and any future secured indebtedness that we may designate as senior indebtedness. Interest of approximately $1.3 million is payable semi-annually on June 15 and December 15. We will also be required to pay contingent interest on the applicable interest payment date to the holders of the debentures for the period commencing June 20, 2011, and ending December 14, 2011, if the average trading price of the debentures for each of the last five trading days immediately preceding June 20, 2011 equals 125% or more of the principal amount of the debentures. Thereafter, we will pay contingent interest on the interest payment date for a six-month interest period if the average trading price of the debentures during the five trading day period immediately preceding the first day of the applicable six-month interest period equals or exceeds 125% of the principal amount of the debentures. The contingent interest payable per debenture will equal 0.25% of the average trading price of such debenture during the applicable five trading day reference period.

We may elect to redeem all or any portion of the debentures on or after June 20, 2011, at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest. We may be required to repurchase all or any portion of the debentures, at the option of each holder, on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024 and June 15, 2029, and upon certain specified fundamental changes, at a price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest. Upon a fundamental change involving a change of control of CRA, we may also be required to pay a make-whole premium which in some cases could be substantial and which may be paid in cash, shares of common stock, or a combination thereof, to the holders of debentures who elect to require us to repurchase or convert debentures.

Borrowings under the revolving line of credit. On January 14, 2004, we entered into a senior loan agreement with Citizens Bank of Massachusetts for a two-year, $40.0 million revolving line of credit. Subject to the terms of the agreement, we may use borrowings under this line of credit for acquisition financing, working capital, general corporate purposes, letters of credit, and foreign exchanges contracts. The available line of credit is reduced, as necessary, to account for certain letters of credit outstanding. In March 2005, we extended the maturity date on the line of credit from January 14, 2006 to April 30, 2007. Other than for letters of credit outstanding, there were no amounts outstanding under this line of credit as of May 13, 2005, and the line of credit then available was $39.3 million.

On June 20, 2005, we amended our loan agreement with Citizens Bank to increase the existing line of credit from $40 million to $90 million to mitigate the potential liquidity risk, and to provide funding if required, in the event of conversion by the debenture holders. Funds available under the expanded facility will allow us to continue to classify up to $90 million of our convertible debentures as long-term debt, rather than short-term, and will give us additional flexibility to meet our unforeseen financial requirements.

Borrowings under our credit facility bear interest, at our option, either at LIBOR plus an applicable margin or at the prime rate. Applicable margins range from 0.75% to 1.50%, depending on the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the preceding four fiscal quarters, subject to various adjustments stated in the senior loan agreement. These margins are adjusted both quarterly and each time we borrow under the credit facility. Interest is payable monthly. A commitment fee of 0.165% is payable on the unused portion of the credit facility (the commitment fee had been 0.18% until we amended our loan agreement in June 2005). Borrowings under the credit facility are secured by 100% of the stock of our U.S. subsidiary, CRA Security Corporation, and by 65% of the stock of certain of our foreign subsidiaries, amounting to net assets of approximately $53 million as of May 13, 2005.

Debt restrictions. Under our senior credit agreement, we must comply with various financial and non-financial covenants. The financial covenants require us to maintain a minimum consolidated working capital of $25.0 million and require us to comply with a consolidated total debt to EBITDA ratio of not more than 3.5 to 1.0 and a consolidated senior debt to EBITDA ratio of not more than 2.0 to 1.0. Compliance with these financial covenants is tested on a fiscal quarterly basis, commencing with the first quarter of fiscal 2004. In March 2005, we amended the definition of "current liabilities" included in the working capital covenant of the senior credit agreement to exclude any convertible subordinated debt for which we have not been notified of the intention to convert. The non-financial covenants of the senior credit agreement prohibit us from paying dividends and place restrictions on our ability to incur additional indebtedness, repurchase our securities, engage in acquisitions or dispositions, and enter into business combinations. Our senior credit agreement permits us to make draws under the line of credit in excess of $50 million only to pay off our debentures. Any indebtedness outstanding under the senior credit facility may become immediately due and payable upon the occurrence of stated events of default, including our failure to pay principal, interest, or fees or a violation of any financial covenant.

As of the date of this prospectus supplement, we were in compliance with our covenants under the senior credit agreement.

Other matters. As part of our business, we regularly evaluate opportunities to acquire other consulting firms, practices, or groups or other businesses. In recent years, we have typically paid for acquisitions with cash, and we may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from our operations or borrowings under our revolving credit facility, or we may pursue other forms of financing. Our ability to secure short-term and long-term debt or equity financing in the future will depend on several factors, including our future profitability, the levels of our debt and equity, restrictions under our existing line of credit with Citizens Bank of Massachusetts, and the overall credit and equity market environments.

In connection with our acquisition of InteCap, certain InteCap employees purchased an aggregate of 87,316 shares of common stock in exchange for full recourse, interest-bearing notes, maturing in June 2007, totaling approximately $2.9 million. These notes are recorded as a reduction of stockholders' equity as of May 13, 2005.

Uses of cash. During the first twenty-four weeks of fiscal 2005, we used $11.6 million to acquire Lee & Allen (after deducting cash acquired, and adding acquisition costs and transaction fees paid), $6.0 million for capital expenditures, and $1.7 million from operating activities. Net cash used in operating activities reflected net income of $10.1 million, which included depreciation and amortization expense of $3.2 million, an increase in unbilled services of $7.4 million and accounts receivable of $6.0 million, and a decrease in accounts payable and accrued expenses of $5.7 million. Increased revenue generation led to the increase in unbilled services and accounts receivable. Cash receipts relative to revenues decreased, which led to higher DSO's. The decrease in accounts payable and accrued expenses included approximately $18.0 million paid in bonuses to employee consultants earned in fiscal 2004, partially offset by accrued but not paid current-year bonuses and an increase in our provision for income taxes.

During fiscal 2004, we used cash primarily for the following activities: $79.3 million (after deducting cash acquired, and adding acquisition costs and transaction fees paid) to acquire InteCap, $6.6 million (after deducting cash acquired, and adding acquisition costs and transaction fees paid) to acquire NECG, and $6.0 million (after adding acquisition costs and transaction fees paid) to acquire TCA. In addition, we used $20.0 million to repurchase 622,200 shares of our common stock concurrently with the placement of the debentures, and $8.7 million for capital expenditures.

During fiscal 2003, we used cash primarily for capital expenditures. We spent $6.2 million to purchase property and equipment. Other uses of cash in fiscal 2003 included approximately $0.7 million used to make the final payment on notes payable in connection with our July 2001 acquisition of a line of business from PA Consulting Group, Inc., approximately $0.3 million used by NeuCo to repurchase shares from a minority interest stockholder, and approximately $0.3 million to make payments on amounts owed to former stockholders.

During fiscal 2002, we used cash primarily for the following activities: $10.5 million to purchase certain assets of the North American and U.K. operations of the CEV business, $3.9 million to purchase property and equipment, and $2.0 million for financing activities, which consisted principally of payments on notes payable in connection with the acquisition of PA Consulting Group, Inc. and was offset in part by $0.7 million in proceeds from the issuance of common stock. The notes were payable on a quarterly basis through December 31, 2002. Also, during fiscal 2002, in connection with our acquisition of the consulting business of Dr. Rausser, we loaned Dr. Rausser $4.5 million, which he used to purchase shares of our common stock.

Contingencies. In connection with the Lexecon Ltd acquisition completed in the third quarter of fiscal 2005, the Lee & Allen acquisition completed during the second quarter of fiscal 2005, and the NECG and TCA acquisitions completed in fiscal 2004, we agreed to pay additional consideration, in cash and our stock, contingent on the achievement of certain performance targets by the respective acquired businesses. We believe that we will have sufficient funds to satisfy any obligations related to the contingent consideration. We expect to fund these contingent cash payments, if any, from existing cash resources and cash generated from operations.

Impact of inflation. To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

Quantitative and qualitative disclosure about market risk

We are exposed to market risks, which include primarily changes in U.S. interest rates and foreign currency exchange rates.

We maintain a portion of our investments in financial instruments with purchased maturities of one year or less and a portion of our investments in financial instruments with purchased maturities of two years or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Because these financial instruments are readily marketable, an immediate increase in interest rates would not have a material effect on our financial position.

We are subject to risk from changes in foreign exchange rates for our subsidiaries that use a foreign currency as their functional currency. We do not currently enter into foreign exchange agreements to hedge our exposure, but we may do so in the future.

Business

Introduction

We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, we work with businesses, law firms, accounting firms, and governments in providing original, authoritative advice and a wide range of services around the world. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant consequences for the parties involved. These matters often require independent analysis, and as a result companies must rely on outside experts. Companies turn to us because we can provide large teams of highly credentialed and experienced economic and finance experts to address complex, high-stakes matters.

We offer consulting services in two broad areas: legal and regulatory consulting, which, excluding our NeuCo subsidiary, represented approximately 67% of our services revenues in fiscal 2004, and business consulting, which represented approximately 33% of our services revenues in fiscal 2004. We provide our services primarily through our highly credentialed and experienced staff of employee consultants. As of May 13, 2005, we employed 614 consultants, including approximately 120 employee consultants with doctorates and approximately 210 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, and engineering. We are extremely selective in our hiring of consultants, recruiting from leading universities, industry, and government. Many of our employee consultants are nationally or internationally recognized as experts in their respective fields and have published scholarly articles, lectured extensively, and have been quoted in the press. To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of renowned academic and industry non-employee experts.

Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. Through 23 offices located around the world, we provide services across 11 areas of functional expertise to hundreds of clients across 12 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

In our legal and regulatory consulting practice, we work with law firms and businesses involved in litigation and regulatory proceedings, providing expert advice on highly technical issues, such as the competitive effects of mergers and acquisitions, antitrust issues, calculations of damages, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. This business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically are not highly correlated with the business cycle.

In our business consulting practice, we use our expertise in economics, finance, and business analysis to offer our clients services that include strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply.

Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including aerospace and defense, chemicals and petroleum, electric power and other energy/environmental industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals, sports, telecommunications, and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Our top 10 clients in fiscal 2004 accounted for approximately 23% of our revenues, with no single client accounting for more than 5% of our revenues. We also work with many of the world's leading law firms. We experience a high level of repeat business; in fiscal 2004, approximately 85% of our revenues resulted from either ongoing engagements or new engagements for existing clients.

We deliver our services through a global network of 23 coordinated offices located domestically in Boston and Cambridge, Massachusetts; Chicago, Illinois; New York, New York; College Station, Dallas, and Houston, Texas; Los Angeles, Oakland, and Palo Alto, California; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Washington, D.C., and internationally in Brussels, Belgium; Dubai, United Arab Emirates; London, United Kingdom; Melbourne, Canberra, and Sydney, Australia; Mexico City, Mexico; Toronto, Canada; Wellington, New Zealand; and Hong Kong, People's Republic of China.

Since our initial public offering in April 1998, we have experienced significant growth. Our revenues have grown from $44.8 million in fiscal 1997 to $216.7 million in fiscal 2004, a compound annual growth rate of approximately 25% per year. Since our initial public offering, we have increased the number of our offices from three to 23, including 10 international offices. We have increased the number of our employee consultants from approximately 120 to 615 at the end of the second quarter of 2005. We have also increased our practice areas and expanded our vertical industry coverage. We have accomplished this growth through a combination of internal expansion and 10 acquisitions (excluding our recent acquisition of Lexecon Ltd).

Industry overview

Businesses are operating in an increasingly complex environment. Technology has provided companies with almost instantaneous access to a wide range of internal information, such as supply costs, inventory values, and sales and pricing data, as well as external information, such as market demand forecasts and customer buying patterns. The Internet has changed traditional distribution channels, thereby eliminating barriers to entry in many industries and spurring new competition. At the same time, markets are becoming increasingly global, offering companies the opportunity to expand their presence throughout the world and exposing them to increased competition and the uncertainties of foreign operations. Many industries are consolidating as companies pursue mergers and acquisitions in response to an increase in competitive pressures and to expand their market opportunities. In addition, companies are increasingly relying on technological and business innovations to improve efficiency, thus increasing the importance of strategically analyzing their businesses and developing and protecting new technology. As a result of this increasingly competitive and complex business environment, companies must constantly gather, analyze, and use available information to enhance their business strategies and operational efficiencies.

The increasing complexity and changing nature of the business environment are also forcing governments to modify their regulatory strategies. For example, industries such as healthcare are subject to frequently changing regulations, and other industries, such as telecommunications and electric power, have been significantly impacted by deregulation. Similarly, numerous high-profile corporate misdeeds led to the passage of the Sarbanes-Oxley Act of 2002, which significantly enhanced the financial disclosure requirements applicable to public companies. These constant changes in the regulatory environment have led to frequent litigation and interaction with government agencies as companies attempt to interpret and react to the implications of this changing environment. Furthermore, as the general business and regulatory environment becomes more complex, corporate litigation has also become more complicated, protracted, expensive, and important to the parties involved.

As a result, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economic and financial models provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products, and analysis of supply limitations. Governments are also relying, to an increasing extent, on economic and finance theory to measure the effects of anticompetitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. As the need for complex economic and financial analysis becomes more widespread, we believe that companies and governments are turning to outside consultants for access to the specialized expertise, experience, and prestige that are not available to them internally.

Lastly, the marketplace has become more globalized over time, resulting in consulting firms expanding overseas to continue to address the expanding needs of clients and to provide more sophisticated solutions to complex issues that cross global boundaries.

Competitive strengths

Since 1965, we have been committed to providing sophisticated consulting services to our clients. We believe that the following factors have been critical to our success.

Reputation for high-quality consulting; high level of repeat business. For more than 40 years, we have been a leader in providing sophisticated economic analysis and original, authoritative advice to clients involved in complex litigation and regulatory proceedings. As a result, we believe we have established a strong reputation among leading law firms and business clients as a preferred source of expertise in economics, finance, business, and strategy consulting, as evidenced by our high level of repeat business and significant referrals from existing clients. In fiscal 2004, approximately 85% of our revenues resulted from ongoing engagements and new engagements for existing clients. In addition, we believe our significant name recognition, which we developed as a result of our work on many high-profile litigation and regulatory engagements, has enhanced the development of our business consulting practice.

Highly educated, experienced, and versatile consulting staff. We believe our most important asset is our base of employee consultants, particularly our senior consultants. Of our 614 employee consultants as of May 13, 2005, 419 were either vice presidents, principals, associate principals, senior associates, or consulting associates, the great majority of whom have a doctorate or other advanced degree. Many of these senior employee consultants are nationally or internationally recognized as experts in their respective fields. In addition to their expertise in a particular field, most of our employee consultants are able to apply their skills across numerous practice areas. This flexibility in staffing engagements is critical to our ability to apply our resources as needed to meet the demands of our clients. As a result, we seek to hire consultants who not only have strong analytical skills, but who are also creative, intellectually curious, and driven to develop expertise in new practice areas and industries.

Global presence. We deliver our services through a global network of 23 coordinated offices, on four continents, including 13 domestic and 10 international offices. Our international offices are in Brussels, Canberra, Dubai, Hong Kong, London, Melbourne, Mexico City, Sydney, Toronto, and Wellington, New Zealand. Many of our clients are multi-national firms with issues that cross international boundaries, and we believe our global presence provides us with a competitive advantage to address complex issues that span countries and continents. Our global presence also gives us access to many of the leading experts around the world on a variety of issues, allowing us to expand our knowledge base and areas of functional expertise.

Diversified business. Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of expertise, client base, and geography. Through 23 offices located around the world, we provide multiple services across 11 areas of functional expertise to hundreds of clients across 12 vertical industries. By maintaining expertise in multiple industries, we are able to offer clients creative and pragmatic advice tailored to their specific markets. By offering clients both legal and regulatory consulting services and business consulting services, we are able to satisfy an array of client needs, ranging from expert testimony for complex lawsuits to designing global business strategies. This broad range of expertise enables us to take an interdisciplinary approach to certain engagements, combining economists and experts in one area with specialists in other disciplines. We believe this diversification reduces our dependence on any particular market, industry, or geographic area. Furthermore, our legal and regulatory consulting business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically occur without regard to the business cycle. Our diversity also enhances our expertise and the range of issues that we can address on behalf of our clients.

Integrated business. We manage our business on an integrated basis through our global network of 23 offices and 11 areas of functional expertise. Each of our practice areas operates and is managed across geographic borders and has representative officers and other consultants in several of our offices. We view these cross-border practices as integral to our success and key to our management approach. Our practice groups cross staff extensively and share consulting approaches, technical data and analysis, research, and marketing strategies across borders. When we acquire companies, our practice is rapidly to integrate systems, procedures, and people into our business model. In addition to sharing our intellectual property assets globally, we encourage geographic collaboration among our practices by including a consultant's overall contribution to our practices as a factor in determining a consultant's annual bonus.

Diversified client base. We have completed thousands of engagements for clients in a broad range of industries around the world. In fiscal 2004, our top 10 clients accounted for approximately 23% of our revenues, with no single client accounting for more than 5% of our revenues. Our clients include major firms in: computers and telecommunications; media, entertainment, and professional sport leagues; transportation; pharmaceuticals; chemicals, oil, and gas; electric utilities, environment, and other energies; materials and manufacturing; aerospace and defense; foods and other consumer goods; investment banking; public accounting and other professional services; and retailing.

Established corporate culture. Our success has resulted in part from our established corporate culture. We believe we attract consultants because of our more than 40-year history, our strong reputation, the credentials, experience, and reputation of our employee consultants, the opportunity to work on an array of matters with a broad group of renowned non-employee experts, and our collegial atmosphere. Our attractiveness as an employer is reflected in our low voluntary turnover rate among senior employee consultants, which has averaged less than 10% per year in the last three fiscal years. We believe our corporate culture also contributes to our ability to integrate successfully our acquisitions.

Access to leading academic and industry experts. To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of non-employee experts. Depending on client needs, we use non-employee experts for their specialized expertise, assistance in conceptual problem-solving, and expert witness testimony. We work regularly with renowned professors at such institutions as Cornell University, Georgetown University, Harvard University, the Massachusetts Institute of Technology, Stanford University, Texas A&M University, the University of California at Berkeley, the University of California at Los Angeles, the University of Toronto, the University of Virginia, and other leading universities. These experts also generate business for us and provide us access to other leading academic and industry experts. By establishing affiliations with these prestigious experts, we further enhance our reputation as a leading source of sophisticated economic and financial analysis. We have exclusive relationships with 39 non-employee experts and non-exclusive relationships with numerous additional experts.

Demonstrated success with acquisitions. Since fiscal 1998, we have made 11 acquisitions. These acquisitions have contributed to our growth in revenues, number of consultants, geographic presence, vertical industry coverage, and areas of functional expertise. In each case, we have been able to integrate these acquisitions into our culture and retain the key consultants, in part because of our systematic approach to the integration of acquired businesses. We devote a substantial amount of effort to ensuring that acquired consultants understand our compensation system and have expectations and incentives similar to those of our existing consultants. We make efforts to place acquired consultants appropriately within our management hierarchy, and we regularly appoint acquired consultants to internal committees to provide meaningful participation in the management of our business. We also promote the integrated staffing of new engagements so that existing and acquired consultants begin to work together as a team. We believe our success with acquisitions is a key competitive advantage that will allow us to pursue additional acquisitions to expand the breadth and scope of services we provide.

Growth strategy

We intend to enhance our position as a leading economic and business consulting firm by pursuing the following growth strategy:

Attract and retain high quality consultants. Since our employee consultants are our most important asset, our ability to attract and retain highly credentialed and experienced consultants both to work on engagements and to generate new business is crucial to our success. In order to attract highly qualified consultants, we offer competitive compensation and benefits and have developed a career enhancement program that offers consultants career enrichment opportunities and access to individualized training and mentoring programs. We grant stock options to selected employees as part of our effort to attract and retain consultants.

Leverage investments in areas of functional expertise, vertical industry coverage, and geographic presence. Since 1998, we have made significant investments in the expansion of our business, including acquisitions, the addition of areas of functional expertise and vertical industry coverage, and the opening of several offices. We have significantly increased our global presence with the addition of 10 international offices. We intend to continue to leverage the investments in expertise and infrastructure we have made in recent years.

Continue to build brand equity and increase marketing activities. Although we have historically relied primarily on our reputation and client referrals for new business, we have expanded our marketing activities in order to attract new clients and increase our exposure. For example, we have increased our presence at selected conferences, seminars, and public speaking engagements to generate additional client referrals and leads for new clients. We have also increased circulation of our publications to clients, which highlight emerging trends and our noteworthy engagements, and have encouraged our consultants to publish articles more frequently in the trade press and academic journals. In addition, we are actively cross-marketing our various areas of functional expertise directly to select law firms with whom we may have worked in the past, where we think the law firm may not be aware of all our areas of functional expertise. We intend to continue to pursue these and other opportunities to expand our marketing activities.

Establish relationships with additional outside experts. We intend to develop additional relationships with leading academic and industry experts. Since our initial public offering through May 13, 2005, we have increased the number of exclusive relationships we have with non-employee experts from eight to 39. These experts help us serve our clients better, provide us with new sources of business, and expand our network of academic affiliations. Moreover, we believe that affiliations with additional, prestigious non-employee experts will further enhance our reputation and aid in recruiting consultants.

Pursue strategic acquisitions. We intend to continue to expand our operations through the acquisition of complementary businesses. Given the highly fragmented nature of the consulting industry, we believe that there are numerous opportunities to acquire smaller consulting firms. For example, we acquired The Tilden Group in December 1998, FinEcon in February 1999, the consulting business of Dr. Gordon C. Rausser in October 2000, certain assets from PA Consulting Group, Inc. in July 2001, the North American and U.K. operations of the CEV business in April and May 2002, respectively, InteCap, Inc. in April 2004, NECG and certain assets and liabilities of Tabors Caramanis & Associates in November 2004, the consulting business of Lee & Allen in April 2005, and the consulting business of Economics of Competition and Litigation Limited (formerly known as Lexecon Ltd) in June 2005. We believe the acquisition of complementary businesses will provide us with additional employee consultants, new service offerings, additional industry expertise, a broader client base, or offices in new geographic locations.

Services

We offer services in two broad areas: legal and regulatory consulting and business consulting. Engagements in our two service areas often involve similar areas of expertise and address related issues, and it is common for our consultants to work on engagements in both service areas. We derived approximately 67% of our service revenues in fiscal 2004 from legal and regulatory consulting and approximately 33% from business consulting. Together, these two service areas comprised approximately 96% of our consolidated revenues in fiscal 2004; the remaining consolidated revenues, approximately 4%, came from our NeuCo subsidiary.

Legal and regulatory consulting

In our legal and regulatory consulting practice, we usually work closely with law firms on behalf of one or more companies involved in litigation or regulatory proceedings. Many of the lawsuits and regulatory proceedings in which we are involved are high-stakes matters, such as obtaining regulatory approval of a pending merger or analyzing possible damages awards in a securities fraud case. The ability to formulate and communicate effectively powerful economic and financial arguments to courts and regulatory agencies is often critical to a successful outcome in litigation and regulatory proceedings. Through our highly educated and experienced consulting staff, we apply advanced analytic techniques in economics and finance to complex engagements for a diverse group of clients. Our consultants work with law firms to assist in developing the theory of the case, preparing the testimony of expert witnesses, and preparing for the cross-examination of adverse witnesses. We also provide or identify expert witnesses from among our employees and from among our non-employee experts and others in academia. In addition, our consultants provide general litigation support, including reviewing legal briefs and assisting in the appeals process.

The following is a summary of the areas of functional expertise that we offer in legal and regulatory consulting engagements.

Areas of functional expertise	Description of services
Antitrust	Expert testimony and analysis to support law firms and their clients involved in antitrust litigation. Areas of expertise include collusion, price signaling, monopolization, tying, exclusionary conduct, resale price maintenance, predatory pricing, and price discrimination.
Finance	Valuations of businesses, products, intellectual property, contracts, and securities. Expert testimony on valuation theory. Risk assessment for derivative securities. Computations of damages and liability analysis in securities fraud cases.
Environment	Expert testimony and consulting for environmental disputes in litigation proceedings and before government agencies. Services include determining responsibility for cleanups; estimating damages for spills, disposals, and other environmental injuries; performing regulatory cost-benefit analysis; and developing innovative compliance techniques, such as emissions trading.
Mergers and acquisitions	Economic analysis to assist clients in obtaining domestic and foreign regulatory approvals, in proceedings before government agencies, such as the U.S. Federal Trade Commission, the U.S. Department of Justice, the Merger Task Force at the European Commission, and the Canadian Competition Bureau. Analyses include simulating the effects of mergers on prices, estimating demand elasticities, designing and administering customer and consumer surveys, and studying possible acquisition-related synergies.
Intellectual property	Consulting and expert testimony in patent, trademark, copyright, trade secret, and unfair competition disputes. Services include valuing property rights and estimating lost profits, reasonable royalties, unjust enrichment, and prejudgment interest.
Commercial damages	Calculation of damages and critiquing opposing estimates of damages in complex commercial litigation such as product liability. Analyses of specific economic attributes, such as price and sales volume, using expertise in applied microeconomics and econometrics.
International trade	Expert testimony and consulting in international trade disputes. Expertise includes antidumping, countervailing duty examinations, and other disputes involving a wide range of industries and numerous countries.

Areas of functional expertise	Description of services
Forensic accounting and computing	Expert testimony and consulting for financial disputes. Services include the estimation of damages arising in significant corporate disputes, the provision of expert accounting testimony and evidence, and the investigation of large-scale corporate fraud, including the securing, searching, recovery, and analysis of digital data to assist in the resolution of disputes and the reconstruction of recovered accounting systems and tracing of transactions through accounting systems to determine their true nature.

Business consulting

In our business consulting practice, we typically provide services directly to companies seeking assistance with strategic issues that require expert economic, financial, or business analysis. Many of these matters involve "mission-critical" decisions for clients, who often need strategic and implementation support for major business transactions or transformations. We apply a highly analytical, quantitative, and focused approach to help companies analyze and respond to market forces and competitive pressures that affect their businesses. We offer analytical advice in areas such as shareholder value and business portfolio analysis, asset and liability valuation, competitive strategy and new product pricing, performance improvement, organizational design, change management, technology strategy, and asset auctions. Applying our in-depth knowledge of specific industries, we are able to provide insightful, value-added advice to our clients. Our business consulting projects are staffed with experienced senior consultants who use a collaborative team approach to offer clients practical and creative advice by challenging conventional approaches and generally avoiding predetermined solutions or methodologies.

The following is a summary of the areas of functional expertise that we offer in business consulting engagements.

Areas of functional expertise	Description of services
Business strategy	Advising clients on investment opportunities, cost-reduction programs, turnaround strategies, risk management, capital investments, due diligence investigations, valuations, and pricing strategies. Conducting shareholder value and business portfolio analyses. Assessment of the strategic and financial fit of acquisition candidates. Analyses include assessment of competitive advantages, efficiencies, and antitrust implications of acquisitions.
Finance	Valuing businesses, products, intellectual property, contracts, and securities. Assessing risk for derivative securities, testing of forward price curves, and marking to market for fair valuation.

Areas of functional expertise	Description of services
Market analysis	Advising clients on product introductions and positioning, pricing strategies, competitive threats and probable market reactions to proposed actions. Analyses include identifying and understanding market trends, measuring market size, estimating supply and demand balances, analyzing procurement strategies, designing auctions or advising bidders, and evaluating the impact of government regulations.
Intellectual property and technology strategy	Assisting clients in managing industrial technologies from assessment through implementation, including analysis of the development process for products and services. Assessing the commercialization of new technologies by quantifying the costs and benefits of obtaining and implementing new technology. Conducting competitive analyses through statistical comparisons of key factors, such as raw materials costs and productivity. Analyzing how to maximize value from intellectual property portfolios.

Industry expertise

We believe our ability to combine expertise in advanced economic and financial methods with in-depth knowledge of particular industries is one of our key competitive strengths. By maintaining expertise in certain industries, we provide clients practical advice tailored to their specific markets. This industry expertise, which we developed over decades of providing sophisticated consulting services to a diverse group of clients in many industries, differentiates us from many of our competitors. We believe that we have developed a strong reputation and substantial name recognition within specific industries, which has lead to repeat business and new engagements from clients in those markets. While we provide services to clients in a wide variety of industries, we have particular expertise in the following industries:

- Aerospace and defense

- Chemicals and petroleum

- Electric power and other energy/environmental industries

- Financial services

- Healthcare

- Materials and manufacturing

- Media

- Oil and gas

- Pharmaceuticals

- Sports

- Telecommunications

- Transportation

Clients

We have completed thousands of engagements for clients around the world, including domestic and foreign corporations; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Very frequently, we work with major law firms who approach us on behalf of their own clients. While we have particular expertise in a number of industries, we provide services to a diverse group of clients in a broad range of industries. No single client accounted for more than 5% of our revenues in fiscal 2004. Our policy is to keep the identities of our clients confidential unless our work for the client is already publicly disclosed.

The following are representative examples of our client engagements:

Legal and regulatory consulting

- We were engaged by the Department of Justice to provide research assistance in antitrust litigation against Microsoft. One of our non-employee experts served as the government's chief economic witness in the case.

- We were engaged by merchants accepting Visa and MasterCard to analyze the competitive effects of Visa and MasterCard's debit cards. We used economic theory, factual analysis, and empirical methods to determine whether the conduct of Visa and MasterCard harmed competition, merchants, and consumers, and to develop an estimate of damages.

- We were engaged by a leading consumer products company to assist with the review by the Department of Justice of the company's proposed acquisition of the product line of another company. We analyzed whether consumers would view the target product line as a close substitute for the client's own product line, thereby assessing the competitive impact of the acquisition.

- We were engaged by a major television network to analyze the financial impact of one of its telecasts on the market value of a leading cigarette manufacturer.

- We were engaged by a prominent consumer electronics company to assess the fairness of its tender offer acquisition of another company.

- We were engaged by a professional sports organization to assess whether financial damages resulted from the prohibition of the relocation of one of its franchises.

Business consulting

- We were engaged by the valuation group of an oil exploration and production company to instruct them on the use of "real-options" techniques in valuing exploration and development opportunities.

- We were engaged by a major pharmaceutical company to assist in a class-action price fixing lawsuit. Following that engagement, we have had a business consulting relationship with the client that has included an evaluation of competitive strategy, the development of financial models, the development and implementation of marketing strategies, and capital budgeting.

- We were engaged by a major North American metals mining company to analyze which of several acquisitions would best complement its business.

- We were engaged by an overseas government entity to develop the conceptual design of and detailed rules for the competitive electricity market in its home country.

- We were engaged by a North American government entity to design and implement an auction of fossil plant capacity and output in its local jurisdiction. We were responsible for marketing both the power purchase arrangements and the auction, designing and hosting the public website, communicating with prospective bidders and other interested parties, and drafting auction documents.

Software subsidiary

NeuCo, a subsidiary of which we owned 51% and 59.4% of the equity as of November 27, 2004 and November 29, 2003, respectively, develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electric utilities. Although NeuCo had its origins in one of our consulting engagements, it is primarily a software company that operates independently from our consulting business. NeuCo's products and services are designed to help utilities optimize the use of their power plants by improving heat rate, reducing emissions, overcoming operating constraints, and increasing output capability. NeuCo achieved revenues of approximately $8.4 million in fiscal 2004, $5.3 million in fiscal 2003, and $3.4 million in fiscal 2002. NeuCo generated a net profit of approximately $753,000 in fiscal 2004, generated a net profit of approximately $376,000 in fiscal 2003, and sustained a net loss of approximately $1.1 million in fiscal 2002.

Human resources

On May 13, 2005, we had 840 employees, including 614 employee consultants, comprising 144 vice presidents, 275 other senior employee consultants (either principals, associate principals, senior associates, or consulting associates) and 195 junior consultants (either associates or analysts), as well as 226 administrative staff members. Vice presidents and principals generally work closely with clients, supervise junior consultants, provide expert testimony on occasion, and seek to generate business for CRA. Principals, associate principals, senior associates, and consulting associates typically serve as project managers and handle complex research assignments. Consulting associates, associates, and analysts gather and analyze data sets and complete statistical programming and library research.

We derive most of our revenues directly from the services provided by our employee consultants. Our employee consultants were responsible for securing engagements that accounted for approximately 72% of our total revenues in fiscal 2004 and 68% of our total revenues in fiscal 2003. Our top five employee consultants generated approximately 14% of our total revenues in fiscal 2004 and 17% of our total revenues in fiscal 2003. Our employee consultants have backgrounds in many disciplines, including economics, business, corporate finance, accounting, materials sciences, and engineering. Most of our senior employee consultants, consisting of vice presidents, principals, associate principals, senior associates, and consulting associates, have either a doctorate or another advanced degree in addition to substantial management, technical, or industry expertise. Of our total senior employee consulting staff of 419 as of May 13, 2005, approximately 120 have doctorates, and approximately 190 have other advanced degrees. We believe our financial results and reputation are directly related to the number and quality of our employee consultants.

We are highly selective in our hiring of consultants, recruiting primarily from leading universities, industry, and government. We believe consultants choose to work for us because of our strong reputation; the credentials, experience, and reputation of our consultants; the opportunity to work on a diverse range of matters and with renowned non-employee experts; and our collegial atmosphere. We believe that our attractiveness as an employer is reflected in our relatively low turnover rate among employees. We use a decentralized, team hiring approach. We have a selective group of leading universities and degree programs from which we recruit candidates.

Our training and career development program for our employee consultants focuses on three areas: supervision, seminars, and scheduled courses. This program is designed to complement on-the-job experience and an employee's pursuit of his or her own career development. New employee consultants participate in a structured program in which they are partnered with an assigned mentor. Through our ongoing seminar program, outside speakers make presentations and conduct discussions with our employee consultants on various topics. In addition, employee consultants are expected to present papers, discuss significant projects and cases, or outline new analytical techniques or marketing opportunities periodically at in-house seminars. We also provide scheduled courses designed to improve an employee's professional skills, such as presentation and sales and marketing techniques. We also encourage our employee consultants to pursue their academic interests by writing articles for economic and other journals.

Most of our vice presidents have signed non-solicitation agreements, which generally prohibit the employee from soliciting our clients or soliciting and/or hiring our employees for one year or longer following termination of the person's employment with us. In addition, most of the stock options we issued in 2004 contained a provision that they may only be exercised upon the execution of a non-competition agreement. We align each vice president's interest with our overall interests and most of our vice presidents to have an equity interest in us. All of our senior employee consultants who were stockholders before our initial public offering are parties to a stock restriction agreement that prohibits them, except under certain circumstances, from selling or otherwise transferring shares of our common stock held immediately before the initial public offering, and generally enables us to repurchase a portion of these shares at a substantial discount if they were to leave us during the restriction period, with a larger discount if they were to compete with us after their departure. The amount of shares subject to these restrictions declines over the life of the agreement.

We maintain a discretionary bonus program through which we grant performance-based bonuses to our officers and other employees. Our compensation committee, in its discretion, determines the bonuses to be granted to our officers, and our chief executive officer, in his discretion, determines the bonuses to be granted to our other employees, based on recommendations of the various committees supervising the employees' work.

In addition, we work closely with a select group of non-employee experts from leading universities and industry, who supplement the work of our employee consultants and generate business for us. In each of fiscal 2004 and fiscal 2003, six of our exclusive non-employee experts were responsible for securing engagements that accounted for approximately 18% and 22% of our revenues in those years. We believe these experts choose to work with us because of the interesting and challenging nature of our work, the opportunity to work with our quality-oriented consultants, and the financially rewarding nature of the work. Thirty-nine non-employee experts, generally comprising the more active of those with whom we work, have entered into non-competition agreements with us as of May 13, 2005.

Marketing

We rely to a significant extent on the efforts of our employee consultants, particularly our vice presidents and principals, to market our services. We encourage our employee consultants to generate new business from both existing and new clients, and we reward our employee consultants with increased compensation and promotions for obtaining new business. In pursuing new business, our consultants emphasize our institutional reputation and experience, while also promoting the expertise of the particular employees who will work on the matter. Many of our consultants have published articles in industry, business, economic, legal, and scientific journals, and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. On occasion, employee consultants work with one or more non-employee experts to market our services.

We supplement the personal marketing efforts of our employee consultants with firm-wide initiatives. We rely primarily on our reputation and client referrals for new business and undertake traditional marketing activities. We regularly organize seminars for existing and potential clients featuring panel members that include our consultants, non-employee experts, and leading government officials. We have an extensive set of brochures organized around our service areas, which describes our experience and capabilities. We also provide information about CRA on our corporate Web site. We distribute publications to existing and potential clients highlighting emerging trends and noteworthy engagements. Because existing clients are an important source of repeat business and referrals, we communicate regularly with our existing clients to keep them informed of developments that affect their markets and industries.

In our legal and regulatory consulting practice, we derive much of our new business from referrals by existing clients. We have worked with leading law firms across the country and believe we have developed a reputation among law firms as a preferred source of sophisticated economic advice for litigation and regulatory work. For our business consulting practice, we also rely on referrals from existing clients, but supplement referrals with a significant amount of direct marketing to new clients through conferences, seminars, publications, presentations, and direct solicitations.

In 2003, we commenced a corporate branding initiative. The purpose of the initiative is to establish a unified corporate look and ensure that our corporate materials reflect our image and reinforce our business strategy. Our goal is to articulate our value proposition more effectively to the marketplace and produce a more consistent "look and feel" for our corporate collateral materials. As part of the initiative, we have engaged a professional branding firm and organized several internal working groups representing a broad cross section of our offices and practice areas. As part of this initiative, we have also recently changed our name from Charles River Associates Incorporated to CRA International, Inc. and updated our logo, website, practice area brochures and other marketing materials to reflect better our expanded geographic footprint and more global client base. We expect our corporate branding initiative to continue, including the integration of our recently acquired practices, offices and consultants.

It is important to us that we conduct business ethically and in accordance with industry standards and our own rigorous professional standards. We carefully consider the pursuit of each specific market, client, and engagement. Before we accept a new client or engagement, we determine whether a conflict of interest exists by circulating a client development report among our senior staff and by checking our internal client database. If we accept an engagement where a potential conflict could arise, we take steps to separate the employee consultants working on other matters that could conflict with the new engagement in an effort to prevent the exchange of confidential information.

Competition

The market for economic and business consulting services is intensely competitive, highly fragmented, and subject to rapid change. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, we compete primarily with other economic consulting firms and individual academics. We believe the principal competitive factors in this market are reputation, analytical ability, industry expertise, size, and service. In the business consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. We believe the principal competitive factors in this market are reputation, industry expertise, analytical ability, service, and price.

Facilities

In the aggregate, as of May 13, 2005, we lease approximately 370,000 square feet of office space in Boston, Massachusetts and for our other offices. Of this total, we have subleased to other companies approximately 29,000 square feet of our office space.

All of our offices are electronically linked and have access to our core consulting tools. We believe our existing facilities are adequate to meet our current requirements and that suitable space will be available as needed.

Legal proceedings

We are not a party to any legal proceedings the outcome of which, in the opinion of our management, would have a material adverse effect on our business, financial condition, or results of operations.

On March 15, 2005, Pegasus Technologies, Inc. filed a complaint against our subsidiary NeuCo, Inc. in the United States District Court for the Northern District of Ohio alleging patent infringement. The complaint was subsequently amended on May 10, 2005 to specify particular patents at issue. The complaint seeks, among other remedies, preliminary and permanent injunctions, and damages. We have been informed by NeuCo's counsel that NeuCo intends to contest the amended complaint vigorously.

Management

Executive officers and directors

The following persons are our executive officers and directors as of June 23, 2005:

Name	Age	Position
Rowland T. Moriarty(1)(2)(3)	58	Chairman of the board
Franklin M. Fisher	70	Vice chairman of the board
James C. Burrows(3)	61	President, chief executive officer, and director
J. Phillip Cooper	61	Vice chairman, executive vice president, chief financial officer, and treasurer
Robert J. Larner	63	Executive vice president
C. Christopher Maxwell	50	Executive vice president
Basil L. Anderson(1)(4)	60	Director
William F. Concannon(2)(4)	49	Director
Ronald T. Maheu(1)(3)(4)	63	Director
Nancy L. Rose(2)	46	Director
Steven C. Salop	58	Director
Carl Shapiro	50	Director

(1) Member of the nominating and corporate governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the audit committee

Rowland T. Moriarty has served as a director since 1986 and as our chairman of the board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as our vice chairman of the board of directors. Until June 3, 2005, Dr. Moriarty served in a non-executive capacity as the chairman of the board of NeuCo, Inc., our majority-owned subsidiary. Dr. Moriarty served in this capacity as an outside director and not as our representative; he is also a stockholder of NeuCo. Dr. Moriarty has served as chairman and chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc., Trammell Crow Company, and Wright Express Corp.

Franklin M. Fisher has served as an outside expert and a director since 1967. Since May 2002, Dr. Fisher has served as our vice chairman of the board of directors. From April 1997 until May 2002, Dr. Fisher served as our chairman of the board of directors. Dr. Fisher has been professor of economics at the Massachusetts Institute of Technology since 1965, emeritus since July 2004, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960.

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. Dr. Burrows is also a director of NeuCo.

From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

J. Phillip Cooper has served as our vice chairman since June 2005, as our chief financial officer and treasurer since January 2003 and as our executive vice president since February 2001. Dr. Cooper previously served as our interim chief financial officer from October 2002 to January 2003 and as our vice president of corporate development from May 2000 to February 2001. From November 1995 to May 2000, Dr. Cooper served as president of Kona Bay Associates, a consulting company. From August 1999 to May 2000, Dr. Cooper also served as chief executive officer of e-VIP, Inc., a boutique investment banking company. Dr. Cooper received his Ph.D. in economics and finance from the Massachusetts Institute of Technology in 1972.

Robert J. Larner has served as our executive vice president and directed our legal and regulatory consulting practice since February 2001. Dr. Larner served as a vice president from December 1979 to February 2001. Dr. Larner also served as a director from April 1981 to March 1982 and from April 1988 to March 1989. Dr. Larner received his Ph.D. in economics from the University of Wisconsin in 1968.

C. Christopher Maxwell has been our executive vice president since February 2001, serving as our director of research. Dr. Maxwell previously served as a vice president from April 1992 to February 2001. Dr. Maxwell received his Ph.D. in economics from Harvard University in 1983.

Basil L. Anderson has served as a director since January 2004. Mr. Anderson has been employed as a vice chairman of the board of directors of Staples, Inc. since September 2001. From April 1996 to April 2000, Mr. Anderson served as executive vice president and chief financial officer of Campbell Soup Company. Prior to joining Campbell Soup, Mr. Anderson had a 20-year career with Scott Paper Company, where he served most recently as vice president and chief financial officer from February 1993 to December 1995 and as treasurer from 1985 to February 1993. Mr. Anderson holds an M.B.A. from the University of Chicago and an M.S. from the University of Illinois. Mr. Anderson is a director of Becton Dickenson & Co., Hasbro, Inc., Moody's Corporation and also serves on the board of trustees of the University of Chicago Graduate School of Business.

William F. Concannon has served as a director since June 2000. Since June 2003, Mr. Concannon has been the vice chairman of Trammell Crow Company, a diversified commercial real estate firm, where he has been a director since 1991. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has been president and chief executive officer of Trammell Crow Corporate Services, a real estate company, since July 1991. Mr. Concannon received his B.S. in accounting from Providence College in 1977. Mr. Concannon is also a director of FPDSavills, a real estate company based in the United Kingdom.

Ronald T. Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Enterasys Networks, Inc. and Wright Express Corporation.

Nancy L. Rose has served as a director since March 2004. Dr. Rose has been professor of economics in the department of economics at the Massachusetts Institute of Technology since 1995. She has been director of the National Bureau of Economic Research research program in industrial organization since 1991. Dr. Rose was a George and Karen McCown Distinguished Visiting Scholar at the Hoover Institution from August 2000 through June 2001, and a fellow of the Center for Advanced Study from August 1993 through June 1994. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is also a director of Sentinel Group Funds, Inc. and a trustee of Sentinel Pennsylvania Tax-Free Trust.

Steven C. Salop has served as a director since September 1998 and as an outside expert since 1987. Dr. Salop has been professor of economics and law at the Georgetown University Law Center since August 1982. Dr. Salop has been the president of Salop Economics Inc., an economic consulting firm, since 1982. Dr. Salop previously served on our board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

Carl Shapiro has served as a director since June 2000 and as an outside expert since December 1998. Since 1990, Dr. Shapiro has been a professor of business strategy at the Haas School of Business at the University of California at Berkeley. Since 1998, he has also been the director of the Institute of Business and Economic Research at U.C. Berkeley. In October 1996, he co-founded The Tilden Group, LLC, an economic consulting firm that we acquired in December 1998. From August 1995 to June 1996, Dr. Shapiro served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the United States Department of Justice. Dr. Shapiro received his Ph.D. in economics from the Massachusetts Institute of Technology in 1981.

Our board of directors is divided into three classes, one class of which is elected each year at the annual meeting of stockholders to hold office for a term of three years. Mr. Anderson, Mr. Maheu, and Dr. Rose serve as Class II directors; their terms of office expire in 2006. Drs. Fisher, Burrows, and Shapiro serve as Class III directors; their terms of office expire in 2007. Mr. Concannon and Drs. Moriarty and Salop serve as Class I directors; their terms of office expire in 2008. Each director also continues to serve as a director until his successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors.

Our board of directors has a compensation committee, an audit committee, a nominating and corporate governance committee, and an executive committee. Our compensation committee is currently composed of Mr. Concannon and Drs. Moriarty and Rose. Our audit committee is currently composed of Messrs. Anderson, Concannon and Maheu. Our nominating and corporate governance committee, currently composed of Messrs. Anderson and Maheu and

Dr. Moriarty, nominates persons to serve as directors. Our nominating and corporate governance committee may consider nominees recommended by stockholders, but has established no formal procedures for stockholders to follow to submit recommendations. Our executive committee, currently composed of Drs. Burrows and Moriarty and Mr. Maheu, was established by our board of directors in March 2002 and has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board.

There are no family relationships among our directors and executive officers.

Principal and selling stockholders

The following table provides information regarding the beneficial ownership of our common stock as of May 25, 2005, except as indicated, and as adjusted to reflect the sale by us and the selling stockholders of the shares of common stock offered by this prospectus supplement by:

• each person known by us to be the beneficial owner of more than 5% of our common stock;

• each of our directors;

• each of our named executive officers;

• all of our directors and executive officers as a group; and

• each selling stockholder.

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The "Right to acquire" column reflects beneficial ownership of shares subject to options that may be exercised within 60 days after May 25, 2005. The shares that a person has the right to acquire are deemed to be outstanding solely for purposes of calculating that person's percentage ownership. The description of shares owned after the offering assumes that none of the listed stockholders will purchase additional shares in the offering. The total number of shares of common stock outstanding as of May 25, 2005 was 10,172,188. The number of shares of common stock deemed outstanding after the offering includes the additional 710,000 shares that we are offering and also reflects our issuance of 138,187 shares of common stock upon the exercise of options by the selling stockholders concurrent with the closing of this offering.

The number of shares to be offered assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option, we and some of the selling stockholders will sell additional shares as described below under "Over-allotment option."

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
5% stockholders, directors, and executive officers									
Westcap Investors, LLC(1)	937,705	—	937,705	9.2%	—	937,705	—	937,705	8.5%
Wasatch Advisors, Inc.(2)	619,182	—	619,182	6.1%	—	619,182	—	619,182	5.6%
James C. Burrows(3)	276,031	45,750	321,781	3.1%	70,767	205,264	45,750	251,014	2.3%
Franklin M. Fisher(4)	182,080	—	182,080	1.8%	93,114	88,966	—	88,966	*
Steven C. Salop(5)	180,500	—	180,500	1.8%	104,287	76,213	—	76,213	*
Rowland T. Moriarty(6)	124,228	30,000	154,228	1.5%	77,421	46,807	30,000	76,807	*
Carl Shapiro(7)	47,690	16,400	64,090	*	18,971	43,716	1,403	45,119	*
Robert J. Larner(8)	26,910	7,000	33,910	*	21,826	10,470	1,614	12,084	*
Christopher Maxwell(9)	31,200	5,000	36,200	*	24,023	10,400	1,777	12,177	*
William F. Concannon(10)	—	30,000	30,000	*	23,278	—	6,722	6,722	*
J. Phillip Cooper(11)	—	22,500	22,500	*	20,951	—	1,549	1,549	*
Ronald T. Maheu(12)	—	13,333	13,333	*	—	—	13,333	13,333	*
Basil L. Anderson(13)	1,000	8,333	9,333	*	—	1,000	8,333	9,333	*
Nancy L. Rose(14)	—	8,333	8,333	*	—	—	8,333	8,333	*

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
All current directors and executive officers as a group (twelve persons)(15)	869,639	186,649	1,056,288	10.2%	454,637	482,837	118,814	601,651	5.4%
Other selling stockholders(16)									
Michael A. Kemp	94,300	—	94,300	*	23,278	71,022	—	71,022	*
Richard S. Ruback(17)	93,600	—	93,600	*	58,103	35,497	—	35,497	*
Arnold J. Lowenstein	37,939	55,500	93,439	*	28,135	25,939	39,365	65,304	
Firoze E. Katrak	92,430	—	92,430	*	57,377	35,053	—	35,053	*
William B. Burnett	91,600	—	91,600	*	34,824	56,776	—	56,776	
Gregory K. Bell	29,137	58,325	87,462	*	25,953	19,137	42,372	61,509	*
Bridger M. Mitchell	73,075	—	73,075	*	45,361	27,714	—	27,714	*
Jagdish C. Agarwal	62,400	—	62,400	*	38,735	23,665	—	23,665	*
Thomas R. Overstreet	62,400	—	62,400	*	38,735	23,665	—	23,665	*
Stanley M. Besen(18)	54,600	—	54,600	*	33,892	20,708	—	20,708	*
Stephen H. Kalos	52,829	900	53,729	*	12,570	40,259	900	41,159	*
Bradford Cornell	39,650	10,000	49,650	*	12,105	27,545	10,000	37,545	*
Monica G. Noether	30,313	13,450	43,763	*	22,999	15,313	5,451	20,764	*
John R. Woodbury	36,400	2,774	39,174	*	21,206	16,400	1,568	17,968	*
Kenneth L. Grinnell as Trustee for The James C. Burrows Irrevocable Trust 1998, Art. Second(19)	39,000	—	39,000	*	24,210	14,790	—	14,790	*
Raju Patel(20)	39,000	—	39,000	*	24,209	14,791	—	14,791	*
W. David Montgomery	35,880	2,774	38,654	*	24,856	11,960	1,838	13,798	*
Daniel Brand	35,880	—	35,880	*	22,273	13,607	—	13,607	*
Steven R. Brenner	35,880	—	35,880	*	19,554	16,326	—	16,326	*
Eads Family LLC(21)	35,880	—	35,880	*	22,273	13,607	—	13,607	*
John E. Parsons(22)	34,203	—	34,203	*	29,427	4,776	—	4,776	*
Robert M. Spann	31,200	—	31,200	*	19,368	11,832	—	11,832	*
Jenny Fitz Moriarty as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998(23) . . .	29,906	—	29,906	*	18,574	11,332	—	11,332	*
Gary L. Roberts	28,304	1,100	29,404	*	18,594	9,710	1,100	10,810	*
Salop Irrevocable GST-Taxable Trust 1998(24)	28,080	—	28,080	*	17,431	10,649	—	10,649	*
Salop Irrevocable GST-Exempt Trust 1998(24)	28,080	—	28,080	*	17,431	10,649	—	10,649	*
Joen E. Greenwood	27,589	—	27,589	*	13,967	13,622	—	13,622	*
Abraham S. Fisher(25)	23,698	—	23,698	*	14,130	9,568	—	9,568	*
The J. Phillip Cooper Irrevocable Trust, 2000	—	22,500	22,500	*	20,951	—	1,549	1,549	*
Naomi L. Zikmund-Fisher(26) . . .	18,991	—	18,991	*	10,238	8,753	—	8,753	*
Abigail S. Fisher(27)	18,144	—	18,144	*	11,263	6,881	—	6,881	*
Michael Mayer	9,600	6,147	15,747	*	6,147	9,600	—	9,600	*
Besen Family Trust(28)	15,600	—	15,600	*	9,684	5,916	—	5,916	*
Paul R. Milgrom	15,600	—	15,600	*	9,684	5,916	—	5,916	*
Elaine M. Ruback as Trustee of the Ruback Children's Family Trust(29)	15,600	—	15,600	*	9,684	5,916	—	5,916	*
Daniel McGavock	9,600	5,559	15,159	*	5,559	9,600	—	9,600	*
Douglas R. Bohi	7,800	187	7,987	*	5,200	2,600	187	2,787	*

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
John E. Parsons Charitable Foundation, Inc.	7,800	—	7,800	*	4,842	2,958	—	2,958	*
Abraham S. Fisher GST Trust . . .	7,763	—	7,763	*	4,819	2,944	—	2,944	*
Gail Roberts(30)	7,576	—	7,576	*	5,657	1,919	—	1,919	*
Michael Tate	3,048	3,609	6,657	*	3,609	3,048	—	3,048	*
John Bone	2,438	3,249	5,687	*	3,249	2,438	—	2,438	*
The Abigail S. Fisher GST Trust . .	5,445	—	5,445	*	3,380	2,065	—	2,065	*
Naomi L. Fisher GST Trust	5,445	—	5,445	*	3,380	2,065	—	2,065	*
Christopher Bokhart.	1,829	2,782	4,611	*	2,782	1,829	—	1,829	*
Brian Cody	762	2,259	3,021	*	2,259	762	—	762	*
Shirley Webster	610	2,259	2,869	*	2,259	610	—	610	*
Patrick McLane	457	2,259	2,716	*	2,259	457	—	457	*
Girls Incorporated(31)	1,000	—	1,000	*	1,000	—	—	—	*
National Outdoor Leadership School(31)	1,000	—	1,000	*	1,000	—	—	—	*
President and Fellows of Harvard College(32)	500	—	500	*	500	—	—	—	*

* Less than one percent.

(1) The number of shares beneficially held by Westcap Investors, LLC is based solely on information in a Schedule 13G filed on February 7, 2005 by Westcap Investors, LLC. Westcap Investors, LLC reported solely voting power over 786,197 shares and sole dispositive power over 786,197 shares. The address for Westcap Investors, LLC is 1111 Santa Monica Blvd., Ste. 820, Los Angeles, CA 90025.

(2) The number of shares beneficially held by Wasatch Advisors, Inc. is based solely on information in an amended Schedule 13G filed on February 14, 2005 by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(3) Includes 39,000 shares held by Kenneth L. Grinnell as Trustee of The James C. Burrows Irrevocable Trust 1998, Art. Second, a trust for the benefit of certain members of Dr. Burrows' immediate family. Shares to be sold by Dr. Burrows include 24,210 shares to be sold by Mr. Grinnell in his capacity as trustee. Does not include 500 shares that were gifted by Mr. Burrows to the President and Fellows of Harvard College after May 25, 2005. Dr. Burrows is our President, Chief Executive Officer, and a director. He is also a director of NeuCo.

(4) Dr. Fisher is the vice chairman of our board of directors.

(5) Includes 56,160 shares held by Judith R. Gelman, Dr. Salop's wife, as trustee to each of The Salop Irrevocable GST-Exempt Trust 1998 and The Salop Irrevocable GST-Taxable Trust 1998, two trusts for the benefit of certain members of Dr. Salop's family. Shares to be sold by Dr. Salop include 34,862 shares to be sold by Ms. Gelman in her capacity as such trustees. Dr. Salop is a member of our board of directors.

(6) Includes 29,906 shares held by Jenny Fitz Moriarty, Dr. Moriarty's wife, as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998, a trust for the benefit of certain members of Dr. Moriarty's immediate family. Shares to be sold by Dr. Moriarty include 18,574 shares to be sold by Ms. Moriarty in her capacity as trustee. Dr. Moriarty is our chairman of the board of directors and is chairman of the board of directors of NeuCo.

(7) Dr. Shapiro is a member of our board of directors.

(8) Outstanding shares represent shares held jointly with Dr. Larner's wife, Anne M. Larner. Dr. Larner is one of our executive vice presidents.

(9) Dr. Maxwell is one of our executive vice presidents.

(10) Mr. Concannon is a member of our board of directors.

(11) Represents options held by Richard P. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000 for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these options. Dr. Cooper is our vice chairman, chief financial officer, treasurer and one of our executive vice presidents.

(12) Mr. Maheu is a member of our board of directors.

(13) Mr. Anderson is a member of our board of directors.

(14) Dr. Rose is a member of our board of directors.

(15) See notes (3) through (14).

(16) Except as otherwise indicated, each other selling stockholder is either an employee, an outside expert, a relative of such a person, or a trust for the benefit of one of the foregoing persons or his or her family members.

(17) Includes 15,600 shares held by Elaine M. Ruback, Dr. Ruback's wife, as trustee of The Ruback Children's Family Trust, a trust for the benefit of members of Dr. Ruback's immediate family. Shares to be sold by Dr. Ruback include 9,684 shares to be sold by Mrs. Ruback in her capacity as trustee.

(18) Includes 15,600 shares held by Marlene Besen, Dr. Besen's wife, as trustee of The Besen Family Trust, a trust for the benefit of members of Dr. Besen's immediate family. Shares to be sold by Dr. Besen include 9,684 shares to be sold by Mrs. Besen in her capacity as trustee.

(19) The James C. Burrows Irrevocable Trust 1998, Art. Second is divided into two, equal separate trust shares: The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Monica Burrows and The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Christian Burrows.

(20) Ms. Patel is the former wife of one of our employees.

(21) Eads Family LLC, is a family limited liability company established by one of our employees, George C. Eads. Does not include an additional 574 shares Dr. Eads has the right to acquire.

(22) Includes 7,800 shares held by the John E. Parsons Charitable Foundation, Inc., a charitable foundation established by Dr. Parsons. Shares to be sold by Dr. Parsons include 4,842 shares to be sold by the John E. Parsons Charitable Foundation, Inc.

(23) Does not include shares held by Dr. Moriarty, Mrs. Moriarty's husband. See note (6).

(24) Does not include shares held by Dr. Salop, Ms. Gelman's husband. See note (5).

(25) Includes 7,763 shares held by Mr. Fisher as trustee of The Abraham S. Fisher GST Trust. Shares to be sold by Mr. Fisher include 4,819 shares to be sold in his capacity as trustee.

(26) Includes 5,445 shares held by Ms. Zikmund-Fisher as trustee of The Naomi L. Fisher GST Trust. Shares to be sold by Ms. Zikmund-Fisher include 3,380 shares to be sold in her capacity as trustee.

(27) Includes 5,445 shares held by Ms. Fisher as trustee of The Abigail S. Fisher GST Trust. Shares to be sold by Ms. Fisher include 3,380 shares to be sold in her capacity as trustee.

(28) Does not include shares held by Dr. Besen, Mrs. Besen's husband. See note (18).

(29) Does not include shares held by Dr. Rubak, Mrs. Rubak's husband. See note (17).

(30) Ms. Roberts is the former wife of one of our employees.

(31) Shares owned by Girls Incorporated and National Outdoor Leadership School were charitable bequests made by one of our employees.

(32) Shares owned by the President and Fellows of Harvard College were a charitable bequest made by Dr. Burrows after May 25, 2005.

Over-allotment option

We and the selling stockholders named in the following table have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 284,884 additional shares of common stock on the same pricing terms and conditions as the other shares offered by this prospectus supplement solely for the purpose of covering over-allotments. Of such amount, we are offering up to an aggregate of 200,000 additional shares and the selling stockholders are offering up to an aggregate of 84,884 additional shares. In the event that the underwriters' over-allotment option is not exercised in full, additional shares will first be sold by the selling stockholders on a pro rata basis based upon the maximum number of shares they have agreed to sell pursuant to the underwriters' over-allotment option. The Company will only sell over-allotment shares if the underwriters' option exercise exceeds 84,884 shares. The following table provides information regarding the beneficial ownership of our common stock by these selling stockholders immediately after this offering and as adjusted to reflect the sale by us and these selling stockholders of the shares of our common stock included in the over-allotment option, assuming the underwriters exercise this option in full. The number of shares of common stock deemed outstanding after the exercise of the over-allotment option includes the additional 200,000 shares that we are offering and also reflects our issuance of 18,272 additional shares of common stock upon the exercise of options by these selling stockholders concurrent with the closing of the sale of the shares included in the over-allotment option.

	Shares beneficially owned after offering				Maximum number of over-allotment shares to be offered	Shares to be beneficially owned assuming full exercise of over-allotment option			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
Directors and executive officers									
James C. Burrows(1)	205,264	45,750	251,014	2.3%	5,233	200,031	45,750	245,781	2.2%
Franklin M. Fisher	88,966	—	88,966	*	6,886	82,080	—	82,080	*
Steven C. Salop(2)	76,213	—	76,213	*	7,713	68,500	—	68,500	*
Rowland T. Moriarty(3)	46,807	30,000	76,807	*	5,726	41,081	30,000	71,081	*
Carl Shapiro	43,716	1,403	45,119	*	1,403	43,716	—	43,716	*
Robert J. Larner(4)	10,470	1,614	12,084	*	1,614	10,470	—	10,470	*
Christopher Maxwell	10,400	1,777	12,177	*	1,777	10,400	—	10,400	*
William F. Concannon	—	6,722	6,722	*	1,722	—	5,000	5,000	*
J. Phillip Cooper(5)	—	1,549	1,549	*	1,549	—	—	—	*
Ronald T. Maheu	—	13,333	13,333	*	—	—	13,333	13,333	*
Basil L. Anderson	1,000	8,333	9,333	*	—	1,000	8,333	9,333	*
Nancy L. Rose	—	8,333	8,333	*	—	—	8,333	8,333	*
All current directors and executive officers as a group (twelve persons)(6)	482,837	118,814	601,651	5.4%	33,624	457,278	110,749	568,027	5.0%
Other selling stockholders									
Michael A. Kemp	71,022	—	71,022	*	1,722	69,300	—	69,300	*
Richard S. Ruback(7)	35,497	—	35,497	*	4,297	31,200	—	31,200	*
Arnold J. Lowenstein	25,939	39,365	65,304	*	2,081	25,939	37,284	63,223	
Firoze E. Katrak	35,053	—	35,053	*	4,243	30,810	—	30,810	*
William B. Burnett	56,776	—	56,776	*	2,576	54,200	—	54,200	
Gregory K. Bell	19,137	42,372	61,509	*	1,919	19,137	40,453	59,590	*

	Shares beneficially owned after offering				Maximum number of over-allotment shares to be offered	Shares to be beneficially owned assuming full exercise of over-allotment option			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
Bridger M. Mitchell	27,714	—	27,714	*	3,355	24,359	—	24,359	*
Jagdish C. Agarwal	23,665	—	23,665	*	2,865	20,800	—	20,800	*
Thomas R. Overstreet	23,665	—	23,665	*	2,865	20,800	—	20,800	*
Stanley M. Besen(8)	20,708	—	20,708	*	2,508	18,200	—	18,200	*
Stephen H. Kalos	40,259	900	41,159	*	930	39,329	900	40,229	*
Bradford Cornell	27,545	10,000	37,545	*	895	26,650	10,000	36,650	*
Monica G. Noether	15,313	5,451	20,764	*	1,701	15,313	3,750	19,063	*
John R. Woodbury	16,400	1,568	17,968	*	1,568	16,400	—	16,400	*
Kenneth L. Grinnell as Trustee for The James C. Burrows Irrevocable Trust 1998, Art. Second(9)	14,790	—	14,790	*	1,790	13,000	—	13,000	*
Raju Patel	14,791	—	14,791	*	1,791	13,000	—	13,000	*
W. David Montgomery	11,960	1,838	13,798	*	1,838	11,960	—	11,960	*
Daniel Brand	13,607	—	13,607	*	1,647	11,960	—	11,960	*
Steven R. Brenner	16,326	—	16,326	*	1,446	14,880	—	14,880	*
Eads Family LLC	13,607	—	13,607	*	1,647	11,960	—	11,960	*
John E. Parsons(10)	4,776	—	4,776	*	2,176	2,600	—	2,600	*
Robert M. Spann	11,832	—	11,832	*	1,432	10,400	—	10,400	*
Jenny Fitz Moriarty as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998(11) . . .	11,332	—	11,332	*	1,374	9,958	—	9,958	*
Gary L. Roberts	9,710	1,100	10,810	*	1,375	9,435	—	9,435	*
Salop Irrevocable GST-Taxable Trust 1998(12)	10,649	—	10,649	*	1,289	9,360	—	9,360	*
Salop Irrevocable GST-Exempt Trust 1998(12)	10,649	—	10,649	*	1,289	9,360	—	9,360	*
Joen E. Greenwood	13,622	—	13,622	*	1,033	12,589	—	12,589	*
Abraham S. Fisher(13)	9,568	—	9,568	*	1,045	8,523	—	8,523	*
The J. Phillip Cooper Irrevocable Trust, 2000	—	1,549	1,549	*	1,549	—	—	—	*
Naomi L. Zikmund-Fisher(14) . .	8,753	—	8,753	*	757	7,996	—	7,996	*
Abigail S. Fisher(15)	6,881	—	6,881	*	833	6,048	—	6,048	*
Besen Family Trust(16)	5,916	—	5,916	*	716	5,200	—	5,200	*
Paul R. Milgrom	5,916	—	5,916	*	716	5,200	—	5,200	*
Elaine M. Ruback as Trustee of the Ruback Children's Family Trust(17)	5,916	—	5,916	*	716	5,200	—	5,200	*
John E. Parsons Charitable Foundation, Inc.	2,958	—	2,958	*	358	2,600	—	2,600	*
Abraham S. Fisher GST Trust . . .	2,944	—	2,944	*	356	2,588	—	2,588	*
The Abigail S. Fisher GST Trust .	2,065	—	2,065	*	250	1,815	—	1,815	*
Naomi L. Fisher GST Trust	2,065	—	2,065	*	250	1,815	—	1,815	*

* Less than one percent.

(1) Includes 14,790 shares held by Kenneth L. Grinnell as Trustee of The James C. Burrows Irrevocable Trust 1998, Art. Second, a trust for the benefit of certain members of Dr. Burrows' immediate family. The maximum number of over-allotment shares to be sold by Dr. Burrows includes 1,790 shares to be sold by Mr. Grinnell in his capacity as trustee.

(2) Includes 21,298 shares held by Judith R. Gelman, Dr. Salop's wife, as trustee to each of The Salop Irrevocable GST-Exempt Trust 1998 and The Salop Irrevocable GST-Taxable Trust 1998, two trusts for the benefit of certain members of Dr. Salop's

family. The maximum number of over-allotment shares to be sold by Dr. Salop includes 2,578 shares to be sold by Ms. Gelman in her capacity as such trustees.

(3)   Includes 11,332 shares held by Jenny Fitz Moriarty, Dr. Moriarty's wife, as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998, a trust for the benefit of certain members of Dr. Moriarty's immediate family. The maximum number of over-allotment shares to be sold by Dr. Moriarty includes 1,374 shares to be sold by Ms. Moriarty in her capacity as trustee.

(4)   Outstanding shares represent shares held jointly with Dr. Larner's wife, Anne M. Larner.

(5)   Represents options held by Richard P. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000 for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these options.

(6)   See notes (1) through (5).

(7)   Includes 5,916 shares held by Elaine M. Ruback, Dr. Ruback's wife, as trustee of The Ruback Children's Family Trust, a trust for the benefit of members of Dr. Ruback's immediate family. The maximum number of over-allotment shares to be sold by Dr. Ruback includes 716 shares to be sold by Mrs. Ruback in her capacity as trustee.

(8)   Includes 5,916 shares held by Marlene Besen, Dr. Besen's wife, as trustee of The Besen Family Trust, a trust for the benefit of members of Dr. Besen's immediate family. The maximum number of over-allotment shares to be sold by Dr. Besen includes 716 shares to be sold by Mrs. Besen in her capacity as trustee.

(9)   The James C. Burrows Irrevocable Trust 1998, Art. Second is divided into two, equal separate trust shares: The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Monica Burrows and The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Christian Burrows.

(10) Includes 2,958 shares held by the John E. Parsons Charitable Foundation, Inc., a charitable foundation established by Dr. Parsons. The maximum number of over-allotment shares to be sold by Dr. Parsons includes 358 shares to be sold by the John E. Parsons Charitable Foundation, Inc.

(11) Does not include shares held by Dr. Moriarty, Mrs. Moriarty's husband. See note (3).

(12) Does not include shares held by Dr. Salop, Ms. Gelman's husband. See note (2).

(13) Includes 2,944 shares held by Mr. Fisher as trustee of The Abraham S. Fisher GST Trust. The maximum number of over-allotment shares to be sold by Mr. Fisher includes 356 shares to be sold in his capacity as trustee.

(14) Includes 2,065 shares held by Ms. Zikmund-Fisher as trustee of The Naomi L. Fisher GST Trust. The maximum number of over-allotment shares to be sold by Ms. Zikmund-Fisher includes 250 shares to be sold in her capacity as trustee.

(15) Includes 2,065 shares held by Ms. Fisher as trustee of The Abigail S. Fisher GST Trust. The maximum number of over-allotment shares to be sold by Ms. Fisher includes 250 shares to be sold in her capacity as trustee.

(16) Does not include shares held by Dr. Besen, Mrs. Besen's husband. See note (8).

(17) Does not include shares held by Dr. Rubak, Mrs. Rubak's husband. See note (7).

Stock restriction agreement

In general, each person who held our common stock before our initial public offering, or IPO, in 1998 is subject to a stock restriction agreement with us. In some cases, these persons have, with our consent, transferred shares of this pre-IPO stock to family members and others. In general, these transferees are subject to the same terms and conditions of the stock restriction agreement as the transferors and are considered to have the status of pre-IPO stockholders for purposes of the agreement.

The stock restriction agreement prohibits each pre-IPO stockholder from selling or otherwise transferring certain shares of our common stock held immediately before the IPO during the time periods specified in the agreement. Under the stock restriction agreement, each pre-IPO stockholder may generally sell an amount equal to the greater of 20% of the stockholder's pre-IPO stock or two-thirds of the pre-IPO stock held by the stockholder on April 24, 2005. On and after April 24, 2007, each pre-IPO stockholder may sell all of the stockholder's remaining shares of pre-IPO stock. In addition, before November 30, 2005, a pre-IPO stockholder may not sell other shares of our common stock held by that stockholder on June 10, 2005 or other shares of our common stock acquired before November 30, 2005.

We have offered each pre-IPO stockholder the opportunity to sell shares of common stock in this offering. Our board of directors has waived the restrictions of the stock restriction agreement to the extent that those restrictions would prohibit the selling stockholders from selling any of the shares to be sold in this offering. This waiver does not apply to, and the selling stockholders are not selling, any shares that are currently subject to restrictions on transfer until April 23, 2007, or later.

Upon the death or retirement for disability of any pre-IPO stockholder in accordance with our policies, the foregoing restrictions terminate with respect to the stockholder's pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement.

We have the right to repurchase a portion of the pre-IPO stock held by a pre-IPO stockholder who leaves us for reasons other than death or retirement for disability in accordance with our policies equal to all of the pre-IPO stock that the stockholder did not already become entitled to sell. The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of pre-IPO stockholders who retire), or, if the pre-IPO stockholder competes with us, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of our board of directors.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and William Blair & Company, L.L.C. (acting as joint book-running managers of the offering), and Piper Jaffray & Co. and Adams Harkness, Inc. (acting as co-managers of the offering), are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities Inc.	712,211
William Blair & Company, L.L.C.	712,210
Piper Jaffray & Co.	284,884
Adams Harkness, Inc.	189,922
Total	1,899,227

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.533 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Of the 1,189,227 shares being offered by the selling stockholders, 138,187 shares are currently represented by options that will be exercised concurrent with the closing of the offering. In order to facilitate an orderly distribution, the underwriters have agreed to include these shares as part of the offering without charging an underwriting discount. The selling stockholders will receive proceeds equal to the public offering price for these shares. The underwriting discount in the table below reflects this arrangement.

The underwriters have an option to purchase, in the aggregate, up to 284,884 additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. Of these shares, 18,272 shares are currently represented by options held by the selling stockholders and are subject to the underwriting discount arrangement described in the previous paragraph. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $2.553 per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The total underwriting discount in the table reflects the arrangement, described above, with respect to the shares currently represented by options currently held by the selling stockholders.

Underwriting discount

	Without over-allotment exercise	With full over-allotment exercise
Per share	$ 2.553	$ 2.553
Total	$4,495,935	$5,176,596

We estimate that the expenses of the offering, including registration, filing and listing fees, printing fees, accounting expenses, and our legal expenses, but excluding the underwriting discount, will be approximately $500,000. We will pay the offering expenses of the selling stockholders, except for the underwriting discount.

A prospectus supplement and accompanying prospectus in electronic format may be made available by password on the Internet site maintained by one or more underwriters, selling group members, or their affiliates, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than this prospectus supplement in electronic format, the information on any underwriter's website and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement, the accompanying prospectus, or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter, and should not be relied upon by investors.

We, the selling stockholders and each of our executive officers and directors have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus supplement, not to, without the prior written consent of J.P. Morgan Securities Inc. and William Blair & Company, L.L.C.:

• directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934); and

• enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

This agreement does not extend to bona fide gifts to immediate family members of these persons who agree to be bound by these restrictions, or to distributions to equity holders of these persons who agree to be bound by these restrictions. We may grant options and issue common stock under existing stock option plans during the lock-up period. In addition, during the lock-up period and without the underwriters' consent, we may issue unregistered shares of our common stock (i) as payment for all or part of the purchase price of one or more acquisitions, provided that the total number of shares issued does not exceed 500,000, and (ii) in exchange for the loan notes we issued in connection with our June 16, 2005 acquisition of Lexecon Ltd. Any unregistered shares issued pursuant to this exception would constitute "restricted securities" under the Federal securities laws and could not be resold except pursuant to an effective registration statement or exemption therefrom. The underwriting agreement prohibits us from filing a registration statement during the lock-up period without the underwriters' consent. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally.

The 90-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the Nasdaq National Market under the symbol "CRAI."

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

- Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option so that if there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after the pricing of this offering that could adversely affect investors who purchase in this offering.

- Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, or other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions or other compensation. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us and certain selling stockholders by Foley Hoag LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

Independent registered public accounting firm

Our consolidated financial statements as of November 27, 2004 and November 29, 2003, and for each of the fiscal years in the three-year period ended November 27, 2004, and our management's assessment of the effectiveness of internal control over financial reporting as of November 27, 2004 (which did not include an evaluation of the internal control over financial reporting of InteCap, Inc.) included in our Annual Report on Form 10-K/A filed on February 17, 2005, and incorporated by reference herein and in the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of InteCap, Inc. from the scope of management's assessment and Ernst & Young LLP's audit of internal control over financial reporting, which are also included therein and incorporated by reference herein and in the registration statement.

CRA International, Inc.
(formerly known as Charles River Associates Incorporated)

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Charles River Associates Incorporated

We have audited the accompanying consolidated balance sheets of Charles River Associates Incorporated as of November 27, 2004 and November 29, 2003 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended November 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charles River Associates Incorporated at November 27, 2004 and November 29, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 27, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Charles River Associates Incorporated's internal control over financial reporting as of November 27, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 9, 2005

Charles River Associates Incorporated
Consolidated Statements of Income

	Year Ended		
	November 27, 2004	November 29, 2003	November 30, 2002
(In thousands, except per share data)	(52 weeks)	(52 weeks)	(53 weeks)
Revenues	$ 216,735	$ 163,458	$ 130,690
Costs of services	127,716	100,168	80,659
Gross profit	89,019	63,290	50,031
Selling, general and administrative expenses	57,286	43,055	36,600
Income from operations	31,733	20,235	13,431
Interest income	904	429	486
Interest expense	(1,751)	(38)	(120)
Other expense	(260)	(306)	(29)
Income before provision for income taxes and minority interest	30,626	20,320	13,768
Provision for income taxes	(13,947)	(8,737)	(5,879)
Income before minority interest	16,679	11,583	7,889
Minority interest	(335)	(154)	547
Net income	$ 16,344	$ 11,429	$ 8,436
Net income per share:			
Basic	$ 1.63	$ 1.21	$ 0.93
Diluted	$ 1.55	$ 1.16	$ 0.91
Weighted average number of shares outstanding:			
Basic	10,016	9,438	9,047
Diluted	10,520	9,843	9,283

See accompanying notes.

Charles River Associates Incorporated
Consolidated Balance Sheets

(In thousands, except share data)	November 27, 2004	November 29, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 65,611	$ 60,497
Short-term investments	2,200	32
Accounts receivable, net of allowances of $3,435 in 2004 and $1,606 in 2003 for doubtful accounts	51,951	31,942
Unbilled services	23,580	17,552
Prepaid expenses and other assets	7,091	3,152
Deferred income taxes	12,389	5,510
Total current assets	162,822	118,685
Property and equipment, net	18,528	12,703
Goodwill	91,480	24,750
Intangible assets, net of accumulated amortization of $1,784 in 2004 and $1,163 in 2003	3,029	1,157
Long-term investments	—	5,154
Deferred income taxes, net of current portion	8,036	—
Other assets	4,916	1,767
Total assets	$288,811	$164,216
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,609	$ 9,590
Accrued expenses	46,162	27,508
Deferred revenue and other liabilities	2,650	1,597
Current portion of notes payable to former stockholders	1,082	1,038
Total current liabilities	61,503	39,733
Notes payable to former stockholders, net of current portion	1,214	1,571
Convertible debentures payable	90,000	—
Deferred rent	3,154	1,839
Deferred compensation	2,865	—
Deferred income taxes	864	1,192
Minority interest	2,185	1,850
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; 9,923,390 and 10,176,777 shares issued and outstanding in 2004 and 2003, respectively	61,831	72,792
Receivable from stockholder	—	(4,500)
Receivables from employees	(3,765)	—
Unearned stock compensation	(22)	(40)
Retained earnings	64,990	48,646
Foreign currency translation	3,992	1,133
Total stockholders' equity	127,026	118,031
Total liabilities and stockholders' equity	$288,811	$164,216

See accompanying notes.

Charles River Associates Incorporated
Consolidated Statements of Cash Flows

(In thousands)	Year Ended November 27, 2004 (52 weeks)	November 29, 2003 (52 weeks)	November 30, 2002 (53 weeks)
OPERATING ACTIVITIES:			
Net income	$ 16,344	$ 11,429	$ 8,436
Adjustments to reconcile net income to net cash provided by operating activities, net of effect of acquired business:			
Depreciation and amortization	5,125	3,761	2,968
Loss on disposal of property and equipment	244	—	—
Deferred rent	140	227	(358)
Deferred income taxes	1,434	(2,266)	(292)
Minority interest	335	154	(547)
Changes in operating assets and liabilities:			
Accounts receivable	(4,079)	(5,367)	(1,406)
Unbilled services	(245)	(950)	126
Prepaid expenses and other assets	(3,137)	3,554	(811)
Accounts payable, accrued expenses, and other liabilities	15,683	11,846	5,303
Net cash provided by operating activities	31,844	22,388	13,419
INVESTING ACTIVITIES:			
Acquisition of businesses, net of cash acquired	(91,880)	—	(10,517)
Purchase of property and equipment	(8,720)	(6,161)	(3,934)
Sale (purchase) of investments, net	2,986	314	(319)
Net cash used in investing activities	(97,614)	(5,847)	(14,770)
FINANCING ACTIVITIES:			
Proceeds on convertible debt offering	90,000	—	—
Proceeds from line of credit	39,600	—	—
Payment on line of credit	(39,600)	—	—
Payment of debt issuance costs	(3,322)	—	—
Payments on notes payable to former stockholders	(1,039)	(300)	(320)
Collections on receivables from stockholders	69	—	—
Payments on notes payable, net	—	(683)	(2,336)
Repurchase of common stock	(19,998)	—	—
Issuance of common stock, principally stock options	4,980	11,129	701
Issuance of common stock, net of offering costs	—	14,980	—
Payment for repurchase of NeuCo shares	—	(300)	—
Net cash provided by (used in) financing activities	70,690	24,826	(1,955)
Effect of foreign exchange rates on cash and cash equivalents	194	284	272
Net increase (decrease) in cash and cash equivalents	5,114	41,651	(3,034)
Cash and cash equivalents at beginning of year	60,497	18,846	21,880
Cash and cash equivalents at end of year	$ 65,611	$ 60,497	$ 18,846
Noncash investing and financing activities:			
Repurchase of shares in exchange for notes receivable and accrued interest	$ 4,965	$ —	$ —
Issuance of common stock for acquired business	$ 4,039	$ —	$ —
Notes receivable in exchange for shares	$ 3,765	$ —	$ —
Issuance of notes payable related to stock repurchase	$ 726	$ 2,192	$ 911
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for taxes	$ 13,478	$ 8,669	$ 7,091
Cash paid for interest	$ 290	$ 24	$ 120

See accompanying notes.

Charles River Associates Incorporated
Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common Stock Shares Issued	Common Stock Amount	Receivables from Employees	Receivable from Stockholder	Unearned Stock Compensation	Retained Earnings	Foreign Currency Translation	Total Stockholders' Equity
BALANCE AT NOVEMBER 24, 2001	9,107,529	$46,057	$ —	$ (4,500)	$ (117)	$28,778	$ (216)	$ 70,002
Net income						8,436		8,436
Foreign currency translation adjustment							272	272
Comprehensive income								8,708
Exercise of stock options	56,500	548						548
Issuance of common stock	7,953	153						153
Shares repurchased and retired	(160,600)	(1,070)						(1,070)
Adjustment to revalue unearned stock compensation		(92)			92			—
Amortization of unearned stock compensation					14			14
Adjustment to purchase price of treasury stock						3		3
BALANCE AT NOVEMBER 30, 2002	9,011,382	$45,596	$ —	$ (4,500)	$ (11)	$37,217	$ 56	$ 78,358
BALANCE AT NOVEMBER 30, 2002	9,011,382	$45,596	$ —	$ (4,500)	$ (11)	$37,217	$ 56	$ 78,358
Net income						11,429		11,429
Foreign currency translation adjustment							1,077	1,077
Comprehensive income								12,506
Exercise of stock options	728,389	11,129						11,129
Issuance of common stock, net of offering costs	513,862	14,980						14,980
Shares repurchased and retired	(76,856)	(2,192)						(2,192)
Tax benefit on stock option exercises		3,361						3,361
Repurchase from minority interest shareholder		(300)						(300)
Adjustment to revalue unearned stock compensation		218			(218)			—
Amortization of unearned stock compensation					189			189
BALANCE AT NOVEMBER 29, 2003	10,176,777	$72,792	—	$ (4,500)	$ (40)	$48,646	$ 1,133	$ 118,031
BALANCE AT NOVEMBER 29, 2003	10,176,777	$72,792	—	$ (4,500)	$ (40)	$48,646	$ 1,133	$ 118,031
Net income						16,344		16,344
Foreign currency translation adjustment							2,859	2,859
Comprehensive income								19,203
Exercise of stock options	320,604	4,980						4,980
Issuance of common stock in connection with business acquisitions	99,756	4,039						4,039
Shares repurchased and retired	(642,480)	(20,723)						(20,723)
Tax benefit on stock option exercises		1,930						1,930
Issuance of shares in minority interest in exchange for note receivable		450	(450)					—
Shares granted in exchange for notes receivable	102,215	3,315	(3,315)					—
Payments received on note and interest receivable from stockholder	(133,482)	(4,965)		4,500				(465)
Adjustment to revalue unearned stock compensation		13			(13)			—
Amortization of unearned stock compensation					31			31
BALANCE AT NOVEMBER 27, 2004	9,923,390	$61,831	$ (3,765)	$ —	$ (22)	$64,990	$ 3,992	$ 127,026

See accompanying notes.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Charles River Associates Incorporated (the "Company" or "CRA") is an economic, financial, and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. The Company offers two types of services: legal and regulatory consulting and business consulting. The Company operates in only one business segment, which is consulting services.

On April 30, 2004, CRA completed its acquisition of InteCap, Inc. ("InteCap"), a leading intellectual property consulting firm in the United States that specializes in economic, financial, and strategic issues related to intellectual property and complex commercial disputes.

On November 12, 2004, CRA completed its acquisition of certain assets and liabilities of Tabors Caramanis & Associates ("TCA"), a Cambridge, Massachusetts-based engineering and economics consulting firm specializing in policy development, business planning, productivity improvement, technical analysis, and project implementation in the energy and utility sectors.

On November 18, 2004, CRA's Australian subsidiary, Charles River Associates (Asia Pacific) Pty Ltd., completed its acquisition of Network Economics Consulting Group Pty Ltd. ("NECG"), a premier provider of regulatory and economic consulting services in the Asia Pacific region to clients in the energy, telecom, transportation, and other industries.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and NeuCo, Inc. ("NeuCo"), a company founded by the Company and an affiliate of Commonwealth Energy Systems in June 1997. CRA's interest in NeuCo was 51.0 percent, 59.4 percent, and 49.7 percent, as of November 27, 2004, November 29, 2003, and November 30, 2002, respectively. NeuCo's financial results have been consolidated with that of the Company's for all fiscal years presented, including fiscal 2002, as CRA's ownership interest, combined with other considerations, represented control. In October 2004, NeuCo issued additional shares to a minority interest stockholder in exchange for a note receivable. In addition, certain NeuCo employees and directors exercised stock options. As a result of these share transactions, CRA's interest in NeuCo decreased to 51.0 percent as of November 27, 2004. In March 2003, NeuCo repurchased and cancelled shares from a minority interest stockholder, which increased CRA's interest in NeuCo to 59.7 percent These share transactions have been recorded as adjustments to capital. The portion of the results of operations of NeuCo allocable to its other owners is shown as "minority interest" on the Company's consolidated statements of income, and that amount, along with the capital contributions to NeuCo of its other owners, is shown as "minority interest" on the Company's consolidated balance sheets. All significant intercompany accounts have been eliminated.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates in these consolidated financial statements include, but are not limited to, allowance for doubtful accounts, valuation allowances on deferred tax assets, depreciation of property and equipment, valuation of acquired intangible assets, accrued and deferred income taxes, and other accrued expenses. Actual results could differ from those estimates.

Reclassifications

Certain amounts in prior periods' consolidated financial statements presented have been reclassified to conform to the current year's presentation. This reclassification includes separate disclosures for "interest income," "interest expense," and "other expense" on the consolidated statements of income, all of which were previously within "interest and other income, net."

Fiscal Year

CRA's fiscal year ends on the last Saturday in November and, accordingly, its fiscal year will periodically contain 53 weeks rather than 52 weeks. Fiscal 2002 was a 53-week year, whereas fiscal 2004 and 2003 were 52-week years. The additional week in fiscal 2002 resulted in approximately $2.4 million of revenues and was not material to our results of operations.

Revenue Recognition

CRA recognizes substantially all of its revenues under written service contracts with its clients where the fee is fixed or determinable, as the services are provided, and only in those situations where collection from the client is reasonably assured. Revenues from most engagements are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as a computer services fee based upon hours worked. Some revenues are derived from fixed-price engagements, for which revenue is recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. Losses are provided for at the earliest date by which they are identified. Revenues also include reimbursements, or expenses billed to clients, which include travel and other out-of-pocket

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

expenses, outside consultants, and other reimbursable expenses. These reimbursable expenses included in revenues are as follows (in thousands):

| | Year Ended | | |
	November 27, 2004	November 29, 2003	November 30, 2002
Reimbursable expenses billed to clients	$29,140	$24,879	$19,026

Unbilled services represent revenue recognized by CRA for services performed but not yet billed to the client.

Cash Equivalents and Investments

Cash equivalents consist principally of money market funds, commercial paper, bankers' acceptances, and certificates of deposit with maturities when purchased of 90 days or less. Short-term investments generally consist of government bonds with maturities when purchased of more than 90 days and less than one year. Long-term investments, which are intended to be held to maturity, generally consist of government bonds with maturities of more than one year but less than two years. Held-to-maturity securities are stated at amortized cost, which approximates fair value.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, cash equivalents, investments, accounts receivable, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The fair value of the Company's convertible debentures payable at November 27, 2004 was approximately $119.6 million based upon dealer quotes. The carrying value of the Company's convertible debentures payable was $90.0 million as of November 27, 2004.

Goodwill and Other Intangible Assets

Goodwill represents the acquisition costs in excess of fair market value of net assets of acquired businesses. Prior to July 1, 2001, goodwill was amortized on a straight-line basis over periods ranging from 15 to 20 years. As more fully described in Note 3 below and in accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill and intangible assets with indefinite lives are no longer subject to amortization, but monitored annually for impairment, or more frequently if there are other indications of impairment.

Other intangible assets consist principally of acquisition costs allocated to noncompetition agreements, which are amortized on a straight line basis over the related estimated lives of the agreements (seven to ten years), as well as customer relationships, trade names, and property

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

leases which are amortized on a straight-line basis over their remaining useful lives (two to ten years).

Property and Equipment

Property and equipment are recorded at cost. The Company calculates depreciation of equipment using the straight-line method over its estimated useful life, generally three to ten years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets (primarily property and equipment and intangible assets) to assess the recoverability of these assets whenever events indicate that impairment may have occurred. As part of this assessment, the Company reviews the future undiscounted operating cash flows expected to be generated by those assets. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

Concentration of Credit Risk

The Company's billed and unbilled receivables consist of a broad range of clients in a variety of industries located throughout the United States and in other countries. The Company performs a credit evaluation of its clients to minimize its collectibility risk. Periodically, the Company will require advance payment from certain clients. However, the Company does not require collateral or other security. Historically, the Company has not experienced significant write-offs. The Company maintains allowances for doubtful accounts for estimated losses resulting from our clients' failure to make required payments. The Company bases its estimates on historical collection experience, current trends, and credit policy. In determining these estimates, CRA examines historical write-offs of its receivables and reviews client accounts to identify any specific customer collection issues.

A rollforward of the allowance for doubtful accounts is as follows:

		Fiscal Year	
(In thousands)	2004	2003	2002
Balance at beginning of period	$1,606	$1,417	$ 914
Charge (reversal) to cost and expenses	1,861	369	503
Amounts written off	(32)	(180)	—
Balance at end of period	$3,435	$1,606	$1,417

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Deferred Revenue

Deferred revenue represents amounts paid to the Company in advance of services rendered.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (collectively, SFAS No. 148). Per APB 25, compensation expense is recognized for stock options to the extent the fair value of CRA common stock exceeds the stock option exercise price at the measurement date. CRA has issued stock options with exercise prices at the fair value of CRA's common stock at the date of grant; therefore, no compensation expense has been recorded in fiscal 2004 or fiscal 2003.

The Company has elected the disclosure-only alternative under SFAS No. 148, which requires the disclosure of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value recognitions of SFAS No. 148. The fair market value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2004	**2003**	**2002**
Risk-free interest rate	2.7%	3.0%	2.6%
Expected volatility	42%	45%	70%
Weighted average expected life (in years)	2.80	4.00	3.11
Expected dividends	—	—	—

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting or trading restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options. The weighted average fair market value using the Black-Scholes option-pricing model of the options granted was $9.62 in fiscal 2004, $6.61 in fiscal 2003, and $6.50 in fiscal 2002.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 148 is as follows (in thousands, except for per share data):

	Fiscal Year		
	2004 **(52 weeks)**	**2003** **(52 weeks)**	**2002** **(53 weeks)**
Net income—as reported	$16,344	$11,429	$8,436
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,692)	(1,668)	(1,810)
Net income—pro forma	$13,652	$ 9,761	$6,626
Basic net income per share—as reported	$ 1.63	$ 1.21	$ 0.93
Basic net income per share—pro forma	$ 1.36	$ 1.03	$ 0.73
Diluted net income per share—as reported	$ 1.55	$ 1.16	$ 0.91
Diluted net income per share—pro forma	$ 1.30	$ 0.99	$ 0.71

For purposes of this disclosure under SFAS No. 148, the estimated fair value of the options are expensed using the straight-line method pursuant to FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." The effect on pro forma net income and net income per share is not necessarily representative of the effects on reported results for future years.

In anticipation of SFAS No. 123(R), as more fully explained in the Accounting Pronouncements section below, the Company granted 486,000 options on May 10, 2004, that vest over 18 months. The impact of these option grants on our net income and earnings per share are included in the pro forma disclosure above.

Deferred Compensation

Deferred compensation included in non-current liabilities represents amounts owed to certain former InteCap employees in connection with the InteCap deferred compensation plan that was established prior to the acquisition. These amounts will be paid in fiscal 2007.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce the

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In addition, the calculation of the Company's tax liabilities involve dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. The Company records liabilities for estimated tax obligations resulting in a provision for taxes that may become payable in the future.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," balance sheet accounts of the Company's foreign subsidiaries are translated into United States dollars at year-end exchange rates with resulting translation adjustments recorded in stockholders' equity as a component of comprehensive income. Operating accounts are translated at average exchange rates for each year, with translation adjustments recorded in income. The effect of transaction gains and losses recorded in income amounted to a loss of $260,000 for fiscal 2004, a loss of $305,000 for fiscal 2003, and a gain of $123,000 for fiscal 2002.

Accounting Pronouncements

In September, 2004, the Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") reached a conclusion on EITF Issue No. 04-8 "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," that contingently convertible debt instruments ("Co-Cos") will be subject to the if-converted method under SFAS No. 128, "Earnings Per Share" (SFAS No. 128), regardless of whether a stock price-related conversion contingency included in the instrument (contingent price triggers, parity triggers, etc.) has been met. Under prior interpretations of SFAS No. 128, issuers of Co-Cos exclude the potential common shares underlying the Co-Cos from the calculation of diluted earnings per share until the market price or other contingency is met. Furthermore, under a proposed amendment to SFAS No. 128, such that in order to remain under the treasury stock method of accounting, an issuer must commit, contractually and irrevocably, to settle the par value of the debentures in cash. The effective date of EITF 04-8 is for periods ending after December 15, 2004. The proposed amendment to SFAS No. 128 is expected to be issued in the first quarter of 2005. On December 14, 2004, CRA elected, contractually and irrevocably, to settle the par value of the debentures with cash. As a result, CRA continues to account for the debentures under the treasury stock method of accounting. Upon conversion, because of cash settlement of the principal, CRA expects more of our shares will remain held by fundamental investors in CRA, as opposed to being held by the financially-oriented investors in our convertible debentures. CRA does not anticipate that the adoption of this consensus or the amendment to SFAS No. 128 will have a material impact on the consolidated statements of income. See Note 6 for further discussion.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) replaces SFAS No. 123 "Accounting for Stock-Based Compensation," supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees," and amends SFAS No. 95 "Statement of Cash Flows". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Per APB Opinion No. 25, compensation expense is recognized to the extent the fair value of common stock exceeds the stock option exercise price at the measurement date. In addition, SFAS No. 123 allowed pro forma disclosure as an alternative to financial statement recognition. SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. CRA expects to adopt SFAS No. 123(R) in the fourth quarter of fiscal 2005.

2. Business Acquisitions

On April 30, 2004, CRA completed its acquisition of all of the equity of InteCap, Inc., a leading intellectual property consulting firm in the United States that specializes in economic, financial, and strategic issues related to intellectual property and complex commercial disputes. CRA purchased InteCap from InteCap's institutional investor, GTCR Golder Rauner, LLC, members of InteCap's management, and other shareholders for approximately $79.4 million (after deducting cash acquired, and after adding acquisition costs and transaction fees paid or accrued). CRA funded the purchase price from existing cash resources and borrowings of $39.6 million under its $40.0 million line of credit. In connection with the acquisition, certain InteCap employees purchased an aggregate of 87,316 shares of common stock in exchange for full recourse notes totaling approximately $2.9 million. The notes mature in June 2007, and bear interest at 1.47% per annum.

The InteCap acquisition added approximately 130 consulting professionals to CRA. The addition of InteCap expanded CRA's geographic footprint into key markets such as Chicago and New York, and strengthened its presence in Houston, Silicon Valley, Boston and Washington, D.C. InteCap's operating results have been included in the accompanying statements of income beginning May 1, 2004. An allocation of the $79.4 million purchase price to the estimated fair value of assets acquired and liabilities assumed has been recorded (see table, below).

On November 12, 2004, CRA completed the acquisition of certain assets and liabilities of Tabors Caramanis & Associates ("TCA"), a Cambridge, Massachusetts-based economics and engineering consulting firm, for a purchase price of $7.1 million (after adding a working capital adjustment, acquisition costs, and transaction fees paid or accrued). The purchase price consisted of $6.1 million in cash and 24,495 restricted shares of our common stock valued at $1.0 million. CRA may be required to pay additional purchase consideration over the next two years following the transaction, in cash and CRA stock, if specific performance targets are met. Any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting, and the

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

2. Business Acquisitions (continued)

results of operations have been included in the accompanying statements of operations from the date of acquisition. The TCA acquisition added 15 employee consultants and expands CRA's core competency in worldwide energy consulting. A preliminary allocation of the $7.1 million purchase price to the estimated fair value of assets acquired and liabilities assumed has been recorded, based upon management's current estimates of respective fair values (see table, below).

On November 18, 2004, CRA completed the acquisition of Network Economics Consulting Group Pty Ltd ("NECG), an Australian-based regulatory and economic consulting firm, for a purchase price of approximately $9.8 million valued as of the date of the acquisition (after deducting cash acquired, and after adding acquisition costs and transaction fees paid or accrued), consisting of $6.8 million in cash and 75,261 restricted shares of our common stock valued at $3.0 million. CRA may be required to pay additional purchase consideration over the next three years following the transaction, in cash and CRA stock, if specific performance targets are met. On a preliminary basis, we anticipate that any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying statements of operations from the date of acquisition. The NECG acquisition added 34 employee consultants, and management believes it greatly enhances its position in the Australian regulatory market, providing CRA with an important platform for growth in the Asia Pacific region. A preliminary allocation of the $9.8 million purchase price to the estimated fair value of assets acquired and liabilities assumed has been recorded, based upon management's current estimates of respective fair values (see table, below).

The following is the allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed for the InteCap, NECG, and TCA acquisitions. The allocation for the InteCap acquisition is based upon management's estimates, the valuation and appraisal of the intangible assets, and an analysis of the net deferred tax assets acquired. During the fourth quarter of 2004, CRA completed its analysis of deferred tax assets acquired from InteCap and recorded approximately $17.5 million of deferred tax assets as shown in the table below. The allocation of the purchase price has been adjusted to reflect these net deferred tax assets. The preliminary allocations for the NECG and TCA acquisitions are based upon management's current estimates of respective fair values, and will be finalized as it receives other information relevant to these acquisitions. The final purchase price allocations for all of these acquisitions may be different from the preliminary estimates presented below. The impact of any

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

2. Business Acquisitions (continued)

adjustments to the final purchase price allocations are not expected to be material to CRA's results of operations for fiscal 2004.

(In thousands)	InteCap	NECG	TCA	Total
Assets Acquired:				
Accounts receivable	$10,889	$2,300	$2,190	$15,379
Unbilled services	4,827	213	408	5,448
Prepaid expenses and other current assets	308	271	175	754
Property and equipment	1,004	490	—	1,474
Intangible assets	1,837	342	300	2,479
Goodwill	52,100	7,990	4,563	64,653
Deferred tax assets	17,484	—	—	17,484
Other assets	258	—	—	258
Total assets acquired	88,707	11,606	7,636	107,749
Liabilities Assumed:				
Accounts payable	692	699	—	1,391
Accrued expenses	3,646	1,113	498	5,257
Deferred compensation	2,865	—	—	2,865
Restructuring reserve	661	—	—	661
Deferred income taxes	770	—	—	770
Deferred rent	668	—	—	668
Total liabilities assumed	9,302	1,812	498	11,612
Net assets acquired	$79,405	$9,794	$7,138	$96,337

The net assets acquired relating to the NECG acquisition represents the value of the assets and liabilities as of the date of acquisition. Of the acquired goodwill and other identifiable intangible assets above, CRA estimates that approximately $4.9 million will be deductible for tax purposes. Intangible assets related to the InteCap acquisition consist principally of noncompetition agreements, the InteCap trade name, and favorable property leases. These assets, which have determinable useful lives, are amortized on a straight-line basis over weighted average periods of 10 years for noncompetition agreements, 2 years for the InteCap trade name, and 4.2 years for favorable property leases. Intangible assets related to the NECG and TCA acquisitions are based upon management's estimates, and will be finalized as it receives other information relevant to these acquisitions.

In connection with the InteCap acquisition, CRA incurred $0.7 million of restructuring costs as a result of the elimination of duplicate offices and employee termination benefit payments. Such costs have been recognized by CRA as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $0.6 million of lease obligations related to the closed facilities and $0.1 million of payments for three terminated employees. As

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

2. Business Acquisitions (continued)

of November 27, 2004, $0.1 million in payments to terminated employees and $0.2 million in lease obligations have been paid. The remaining restructuring reserve balance as of November 27, 2004, is $0.4 million, and includes lease obligations that will be paid through September 2006.

CRA is not required to furnish pro forma financial information relating to the NECG and TCA acquisitions, because such information is not material. The pro forma financial information related to the InteCap acquisition is presented below.

The following unaudited pro forma financial information reflects consolidated results of operations of CRA as if the InteCap acquisition had taken place on December 1, 2002, the beginning of CRA's 2003 fiscal year. The pro forma adjustments include the elimination of transaction-related compensation and other costs of approximately $18.1 million, which were incurred by InteCap, additional interest expense related to the line of credit borrowings used to finance the acquisition, a reduction of interest expense for InteCap's debt prior to the acquisition, additional intangible amortization related to the intangible assets acquired, a reduction of InteCap's intangible amortization prior to the acquisition, and the related income tax effects of these adjustments. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on December 1, 2002, nor are they necessarily indicative of future operating results.

	Fiscal Year	
(In thousands, except per share data)	November 27, 2004	November 29, 2003
Revenues	$242,264	$220,650
Net income	$ 17,207	$ 11,135
Net income per share:		
Basic	$ 1.72	$ 1.18
Diluted	$ 1.64	$ 1.13
Weighted average number of shares outstanding:		
Basic	10,016	9,438
Diluted	10,520	9,843

Year-to-year comparability of the above pro forma results of operations may not be representative because InteCap's results include bonus expense subject to an employment retention contingency. Such bonuses, accordingly, were not matched to the revenues for which the bonuses were earned.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements

2. Business Acquisitions (continued)

On May 10, 2002, CRA completed the acquisitions of certain assets of the North American and U.K. operations of the Chemicals and Energy Vertical practice ("CEV") of the then Arthur D. Little(1) corporation ("ADL") for $10.5 million in cash. The acquisitions have been accounted for under the purchase method of accounting. The effective date of the acquisition of the North American business was April 29, 2002, and the effective date of the acquisition of the U.K. business was May 10, 2002. The results of operations related to the acquisitions have been included in the accompanying statements of income from the respective effective dates. Management believes that the CEV acquisitions enhanced CRA's position in consulting to the chemicals and petroleum industries. CRA acquired 75 employee consultants, accounts receivable and the ongoing client projects being handled by the acquired employee consultants. Of the $10.5 million purchase price, $0.9 million was recorded as intangibles, consisting primarily of customer relationships, $2.7 million was recorded primarily as accounts receivable, and the remaining $6.9 million was recorded as goodwill, all of which is expected to be deducted for tax purposes. The portion of the purchase price attributable to goodwill primarily related to the extensive industry experience of the acquired employee consultants. The pro forma results of operations had the ADL acquisition occurred at the beginning of the fiscal year in which the acquisition took place would not be materially different from the results in the accompanying statements of income.

3. Goodwill and Intangible Assets

In accordance with SFAS No. 142, goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are other indicators of impairment. Any impairment would be measured based upon the fair value of the related asset based upon the provisions of SFAS No. 142. There were no impairment losses related to goodwill due to the application of SFAS No. 142. Because the Company has one reporting segment, under SFAS No. 142, the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares its market value to its net book value to determine if an impairment exists. No impairment of goodwill resulted from the Company's evaluation of goodwill in any of the years presented.

---

(1) Arthur D. Little, Inc. is now known as Dehon, Inc.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

3. Goodwill and Intangible Assets (continued)

The changes in the carrying amount of goodwill for fiscal years 2003 and 2004 are as follows (in thousands):

Balance at December 1, 2002	$24,944
Adjustments related to CEV acquisition	(194)
Balance at November 29, 2003	$24,750
Additional goodwill related to the NECG, TCA, and InteCap acquisitions	64,653
Effect of foreign currency translation	2,077
Balance at November 27, 2004	$91,480

Intangible assets consist of the following (in thousands):

	November 27, 2004	November 29, 2003
Noncompetition agreements, net of accumulated amortization of $1,122 and $880, respectively	$ 1,414	$ 620
Customer relationships, net of accumulated amortization of $340 and $206	330	464
Property leases, net of accumulated amortization of $33 and $0 .	208	—
Trademarks, net of accumulated amortization of $102 and $0 . .	250	—
Other intangible assets, net of accumulated amortization of $187 and $77, respectively	827	73
	$ 3,029	$ 1,157

To conform to the current year's presentation, other intangible assets and the related accumulated amortization as of November 29, 2003 excludes those intangible assets with no net book value as of that date.

Other intangible assets for fiscal 2004 includes $356,000 and $300,000 related to the NECG and TCA acquisitions, respectively. The valuations related to these intangibles will be finalized in fiscal 2005. Amortization expense of intangible assets was $621,000, $375,000, and $394,000 in

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

3. Goodwill and Intangible Assets (continued)

fiscal 2004, 2003, and 2002 respectively. Amortization expense of intangible assets held at November 27, 2004, for the next five fiscal periods is expected be as follows (in thousands):

Fiscal Year	Amortization Expense
2005	$ 911
2006	646
2007	429
2008	347
2009	238
	$2,571

4. Property and Equipment

Property and equipment consist of the following:

(in thousands)	November 27, 2004	November 29, 2003
Computer equipment and software	$16,222	$12,657
Leasehold improvements	13,473	9,014
Furniture	6,942	5,349
	36,637	27,020
Accumulated depreciation and amortization	18,109	14,317
	$18,528	$12,703

Depreciation expense was $4.6 million in fiscal 2004, $3.4 million in fiscal 2003, and $2.6 million in fiscal 2002.

5. Accrued Expenses

Accrued expenses consist of the following:

(in thousands)	November 27, 2004	November 29, 2003
Compensation and related expenses	$40,351	$25,609
Accrued interest	1,191	—
Other	4,620	1,899
	$46,162	$27,508

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

6. Convertible Debt Offering and Other Financing Arrangements

Private Placement of Convertible Debt.   On June 21, 2004, CRA completed a private placement of $75 million of 2.875% convertible senior subordinated debentures due 2034. On July 1, 2004, CRA sold an additional $15 million in principal amount of the debentures. Holders of the debentures may convert them, as described below, only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) commencing after September 3, 2004, and before February 16, 2029, if the last reported sale price of CRA's common stock is greater than or equal to 125% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

- at any time on or after February 17, 2029, if the last reported sale price of CRA's common stock on any date on or after February 17, 2029 is greater than or equal to 125% of the conversion price;

- subject to certain limitations as set forth in the indenture governing the debentures, during the five business day period after any three consecutive trading day period in which the trading price per debenture for each day of that period was less than 98% of the product of the conversion rate and the last reported sale price of CRA's common stock;

- if the debentures have been called for redemption by CRA;

- upon the occurrence of specified corporate transactions as set forth in the indenture governing the debentures; or

- if the debentures are rated by Moody's Investors Service, Inc. or Standard & Poor's Rating Services or both, at any time when (i) the long-term credit rating assigned to the debentures by either rating agency is two or more levels below the credit rating initially assigned to the debentures or (ii) either rating agency has discontinued, withdrawn or suspended their ratings with respect to the debentures.

The debentures are CRA's direct, unsecured senior subordinated obligations and rank junior in right of payment to our existing bank line of credit and any future secured indebtedness that CRA may designate as senior indebtedness. Interest of approximately $1.3 million, is payable semi-annually on June 15 and December 15. CRA will also be required to pay contingent interest on the applicable interest payment date to the holders of the debentures for the period commencing June 20, 2011, and ending December 14, 2011, if the average trading price of the debentures for each of the last five trading days immediately preceding June 20, 2011, equals 125% or more of the principal amount of the debentures. Thereafter, CRA will pay contingent interest on the interest payment date for a six-month interest period if the average trading price of the debentures during the five trading day period immediately preceding the first day of the applicable six-month interest period equals or exceeds 125% of the principal amount of the debentures. The contingent interest payable per debenture will equal 0.25% of the average trading price of such debenture during the applicable five trading day reference period.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

6. Convertible Debt Offering and Other Financing Arrangements (continued)

CRA may elect to redeem all or any portion of the debentures on or after June 20, 2011, at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest. CRA may be required to repurchase all or any portion of the debentures, at the option of each holder, on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024, and June 15, 2029, and upon certain specified fundamental changes, at a price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest. Upon a fundamental change involving a change of control of CRA, the Company may also be required to pay a make-whole premium, which in some cases could be substantial and which may be paid in cash, shares of common stock, or a combination thereof, to the holders of debentures who elect to require CRA to repurchase or convert debentures.

Under accounting regulations effective for periods through December 15, 2004, because the contingent conversion condition has not been met, no shares underlying CRA's debentures are included in the calculation of diluted earnings per share. In September, 2004, the Emerging Issues Task Force of the FASB reached a conclusion that, effective for periods ending after December 15, 2004, contingently convertible securities should be included in diluted earnings per share computations regardless of whether a stock price-related conversion contingency has been met. Under a proposed amendment to SFAS No. 128, in order to remain under the treasury stock method of accounting, issuers of debentures such as CRA's must contractually and irrevocably commit to settle the par value of the debentures in cash. On December 14, 2004, CRA has elected, contractually and irrevocably, to settle the par value of our debentures in cash. As a result, upon a contingent conversion, CRA must settle the principal amount of our debentures in cash. However, CRA may still elect to satisfy any conversion obligation that exceeds the principal amount of any converted debentures with either cash or shares of the Company's common stock (or cash in lieu of fractional shares). CRA intends to use available cash and investment balances, cash from operations, amounts available under CRA's bank line of credit, and alternative means of financing to meet this obligation.

CRA will continue to account for the debentures under the treasury stock method of accounting. The treasury stock method of accounting allows CRA to report dilution only when and to the extent that CRA's average stock price per share for the reporting period exceeds the $40 conversion price. For the first $1 per share that CRA's average stock price exceeds the $40 conversion price of the debentures, CRA will include approximately 55,000 additional shares in CRA's diluted share count. For the second $1 per share that CRA's average stock price exceeds the $40 conversion price, CRA will include approximately 107,000 additional shares in CRA's diluted share count, and so on, with the additional shares' dilution falling for each $1 per share that CRA's average stock price exceeds $40 if the stock price rises further above $40 (see table, below).

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

6. Convertible Debt Offering and Other Financing Arrangements (continued)

"Treasury" method of accounting for share dilution

Conversion Price: $40
Number of Underlying Shares: 2,250,000
Formula: Number of extra dilutive shares created
                  = ((Stock Price — Conversion Price) * Underlying Shares) / Stock Price
Condition: Only applies when share price exceeds $40

Stock price	Conversion price	Price difference	Include in share count	Per $1 share dilution
$40	$40	$ 0	0	0
$41	$40	$ 1	54,878	54,878
$42	$40	$ 2	107,143	53,571
$45	$40	$ 5	250,000	50,000
$50	$40	$10	450,000	45,000
$55	$40	$15	613,636	40,909
$60	$40	$20	750,000	37,500
$65	$40	$25	865,385	34,615
$70	$40	$30	964,286	32,143

CRA used approximately $20.0 million of the net proceeds from this offering to repurchase 622,200 shares of the Company's common stock concurrently with the placement of the debentures, $39.6 million to repay amounts outstanding under CRA's bank line of credit, and $3.3 million to pay debt issuance costs. The debt issuance costs are amortized on a straight-line basis over seven years, through 2011, which is the first year in which CRA may be required to repurchase all or any portion of the debentures. CRA intends to use the remaining net proceeds for working capital, general corporate purposes, and potentially for future acquisitions

The Company has classified its convertible debentures as long-term debt in the accompanying consolidated balance sheet as of November 27, 2004. There is no obligation to repay the debentures within a twelve month period following this date, and the debentures cannot be redeemed by the Company until June 20, 2011. In addition: the holders of the debentures cannot exercise an unrestricted option to convert until June 15, 2011; the stock price has not exceeded the $50 per share contingent conversion price for 20 out of 30 consecutive trading days, ending on the last trading day of the preceding quarter; nor have other conversion triggers occurred.

The contingent interest feature included in the debenture represents an embedded derivative under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" that must be recorded at fair value as of November 27, 2004. The Company has determined that the fair market value of the contingent interest feature is de minimus as of November 27, 2004, based

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

6. Convertible Debt Offering and Other Financing Arrangements (continued)

upon economic, market and other conditions in effect as of this date. There are no other embedded derivatives associated with our convertible debentures.

We have agreed with the debenture holders to reserve the maximum number of shares of common stock that may be issued upon conversion of the debentures.

Borrowings under the Revolving Line of Credit. On January 14, 2004, CRA entered into a senior loan agreement with Citizens Bank of Massachusetts for a two-year, $40.0 million revolving line of credit. Subject to the terms of the agreement, CRA may use borrowings under this line of credit for acquisition financing, working capital, general corporate purposes, letters of credit, and foreign exchanges contracts. Any borrowings under the line of credit must be repaid no later than January 14, 2006. The available line of credit is reduced, as necessary, to account for certain letters of credit outstanding in the amount of $0.5 million. In April 2004, the Company borrowed $39.6 million under our line of credit to finance the acquisition of InteCap. This amount was repaid in June 2004. Other than for letters of credit outstanding, there were no amounts outstanding under this line of credit as of November 27, 2004, and the line of credit then available was $39.5 million.

Borrowings under CRA's credit facility bear interest, at our option, either at LIBOR plus an applicable margin or at the prime rate. Applicable margins range from 0.75% to 1.50%, depending on the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the preceding four fiscal quarters, subject to various adjustments stated in the senior loan agreement. These margins are adjusted both quarterly and each time the Company borrows under the credit facility. Interest is payable monthly. A commitment fee of 0.18% is payable on the unused portion of the credit facility. Borrowings under the credit facility are secured by 100% of the stock of our U.S. subsidiary CRA Security Corporation and by 65% of the stock of our foreign subsidiaries, amounting to net assets of approximately $32.5 million as of November 27, 2004.

As of November 27, 2004, the Company was in compliance with the covenants under the senior credit agreement.

In fiscal 2003, the Company had a line of credit agreement that permitted borrowings of up to $2.0 million with interest at the bank's base rate (4.0 percent at November 29, 2003). Borrowings under the agreement were secured by the Company's accounts receivable. The terms of the line of credit included certain operating and financial covenants. No borrowings were outstanding as of November 29, 2003, and the Company terminated this line of credit in January 2004.

7. Employee Benefit Plans

The Company maintains a profit-sharing retirement plan that covers substantially all full-time employees. Company contributions are made at the discretion of the Company and its subsidiaries, and cannot exceed the maximum amount deductible under applicable provisions of the Internal Revenue Code. During fiscal 2004, in connection with the InteCap acquisition, the Company also maintained a qualified defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code. Contributions to the plan by the Company are generally at its discretion. Company contributions under these plans amounted to approximately $1.9 million in fiscal 2004, $1.5 million in fiscal 2003, and $1.1 million in fiscal 2002.

8. Leases

At November 27, 2004, the Company had the following minimum rental commitments for office space and equipment leases, all of which are under non-cancelable operating leases (in thousands):

Fiscal Year	Rental Commitments
2005	$10,836
2006	9,495
2007	8,528
2008	7,878
2009	6,536
Thereafter	11,925
	55,198
Future minimum rentals under sublease arrangements	(1,308)
	$53,890

Certain office leases contain renewal options which the Company may exercise at its discretion, which were not included in the amounts above. Rent expense was approximately $9.5 million in fiscal 2004, $8.2 million in fiscal 2003, and $6.9 million in fiscal 2002.

The Company is party to standby letters of credit in support of the minimum future lease payments under leases for permanent office space amounting to $0.6 million as of November 27, 2004.

9. Net Income Per Share

Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share represents net

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

9. Net Income Per Share (continued)

income divided by the weighted average shares of common stock and common stock equivalents outstanding during the period. Weighted average shares used in diluted net income per share include common stock equivalents arising from stock options using the treasury stock method. A reconciliation of basic to diluted weighted average shares of common stock outstanding is as follows (in thousands):

	Fiscal Year		
	2004	2003	2002
Basic weighted average shares outstanding	10,016	9,438	9,047
Weighted average common stock equivalent shares	504	405	236
Diluted weighted average shares outstanding	10,520	9,843	9,283

In accordance with SFAS No. 128, "Earnings Per Share," the basic and diluted weighted average shares outstanding (and therefore the calculation of basic and diluted earnings per share on the consolidated statements of income) for fiscal year 2004 exclude the potential common shares underlying the $90 million of convertible senior subordinated debentures issued during the third quarter of 2004. There was no dilutive effect from the debentures because none of the contingent conversion conditions has been met as of November 27, 2004. See Note 6 for further discussion of the offering of convertible senior subordinated debentures and the potential impact from the debentures on the Company's diluted weighted average shares outstanding.

In November 2004, the Company issued 75,261 restricted shares of its common stock valued at $3.0 million as part of the purchase price for the acquisition of NECG. The Company also issued 24,495 restricted shares of its common stock valued at $1.0 million as part of the purchase price for the acquisition of TCA. The restricted shares issued as part of the purchase price for both acquisitions are fully vested and are held in escrow. The shares will be released annually over the next five years, 20% per year. Accordingly, the restricted stock is included in the basic and diluted weighted average shares outstanding for fiscal 2004.

In April 2004, in connection with the acquisition of InteCap, certain InteCap employees purchased an aggregate of 87,316 shares of restricted common stock in exchange for full recourse, interest-bearing notes, maturing in June, 2007, totaling approximately $2.9 million. The common stock is fully vested, non-forfeitable, and non-saleable for three years. Accordingly, the restricted common stock is included in basic and diluted weighted average shares outstanding for fiscal 2004.

As part of the earnout provisions for the NECG and TCA acquisition agreements, the Company may settle a portion of its obligations through the issuance of its common stock. Issuance of these shares is contingent based on certain provisions of the acquisition agreements. As none of the necessary conditions underlying the earnout provisions begin until fiscal 2005, the shares are excluded from the diluted weighted average shares outstanding for fiscal 2004.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

9. Net Income Per Share (continued)

Some of the Company's stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore, their inclusion would have been anti-dilutive. For the years ended November 27, 2004, November 29, 2003, and November 30, 2002, the anti-dilutive stock options were 347,864, 547,131, and 664,744, respectively. These options could be dilutive in the future if, and to the extent that, the average share price increases and is equal to or greater than the exercise price of these options.

10. Stockholder's Equity

Issuance of Common Stock in Connection with Business Acquisitions. In November 2004, the Company issued 75,261 restricted shares of its common stock valued at $3.0 million as part of the purchase price for the acquisition of NECG. The Company also issued 24,495 restricted shares of its common stock valued at $1.0 million as part of the purchase price for the acquisition of TCA. The restricted shares issued as part of the purchase price for both acquisitions are fully vested and are held in escrow. The shares will be released annually over the next five years, 20% per year.

Common Stock Repurchases and Retirements. In connection with the acquisition of the consulting business of Dr. Rausser in fiscal 2000, the Company loaned Dr. Rausser $4.5 million, which he used to purchase shares of the Company's common stock. In March 2004, Dr. Rausser satisfied $2.5 million of the loan obligation by selling the Company 73,531 shares of the Company's common stock and paying the balance in cash. Dr. Rausser satisfied the remaining $2.0 million plus accrued interest in November 2004 by selling the Company an additional 59,951 shares of our common stock.

During fiscal 2004, the Company used approximately $20.0 million of the net proceeds from the convertible debt offering to repurchase 622,200 shares of the Company's common stock. The Company also repurchased an additional 20,280 shares of its common stock during 2004 in exchange for notes payable in connection with the stock restriction agreement (see below).

In 1998, the Company's Board of Directors authorized the Company to amend and restate an Exit Agreement with certain stockholders (as so amended and restated, the "Stock Restriction Agreement"). The Stock Restriction Agreement prohibits each person who was a stockholder of the Company before the closing of the Initial Public Offering ("Offering") from selling or otherwise transferring a portion of the shares of common stock held immediately before the Offering without the consent of the Board of Directors of the Company for a specified period of time after the Offering. In addition, the Stock Restriction Agreement allows the Company voluntarily to repurchase a portion of such stockholder's shares of common stock at a substantial discount from market value should the stockholder leave CRA during the restriction period (other than for death or retirement for disability), with a larger discount if they were to compete with CRA after their departure.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

10. Stockholder's Equity (continued)

In fiscal 2003 and 2002, CRA repurchased and retired 76,856 and 160,600 shares of common stock, respectively, from certain stockholders, who were former employees, based on the provisions of the Stock Restriction Agreement. Payments are due to the former employees in three equal annual installments. Interest is payable annually on outstanding balances based on the average prime rate for that year.

Shares Granted in Exchange for Notes Receivable. In April 2004, in connection with CRA's acquisition of InteCap, certain InteCap employees purchased an aggregate of 87,316 shares of restricted common stock in exchange for full recourse, interest-bearing notes, maturing in June, 2007, totaling approximately $2.9 million. The common stock is fully vested, non-forfeitable, and restricted from sale for three years. These notes receivable were recorded as a reduction to stockholder's equity during fiscal 2004.

In November 2004, in connection with a certain offer of employment, the Company issued 14,899 shares of restricted common stock in exchange for a full-recourse, interest-bearing note, totaling approximately $0.5 million. The common stock is fully vested and restricted from sale for three years. The note receivable was recorded as a reduction to stockholder's equity during fiscal 2004.

In October 2004, CRA's majority-owned subsidiary, NeuCo, issued additional shares to a minority interest stockholder in exchange for a note receivable.

Exercise of Options. During fiscal 2004, 320,604 options were exercised for $4.9 million of proceeds. During fiscal 2003, 728,389 options were exercised for $11.1 million of proceeds.

Unearned Stock Compensation. Unearned stock compensation represents the cost associated with the grant of stock options to external consultants and the cost associated with shares of common stock granted to certain employees. Prior to fiscal 2004, these amounts were classified as deferred compensation in the Company's financial statements. The options granted to external consultants are accounted for under variable accounting in accordance with SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees" (EITF 96-18). These costs are being amortized over the related vesting period.

Other Issuances of Common Stock. In August 2003, CRA completed a public offering of 513,862 shares of common stock, which generated approximately $15.0 million of proceeds, net of offering costs.

11. Stock-Based Compensation

The Company has adopted the 1998 Incentive and Nonqualified Stock Option Plan (the "Plan"), which originally provided for the grant of options to purchase up to 970,000 shares of common stock. In January 2001, the stockholders approved an amendment to the Plan increasing the number of shares issuable under the Plan to 1,870,000. In April 2002, the stockholders approved an amendment to the Plan increasing the number of shares issuable under the Plan

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

11. Stock-Based Compensation (continued)

from 1,870,000 to 2,470,000 and adding a provision automatically increasing the maximum number of shares on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year. As of November 27, 2004, the total number of issuable and available shares were 3,230,455. Options are to be granted at an exercise price equal to the fair market value of the shares of common stock at the date of grant. Vesting terms are determined at the discretion of the Board of Directors and generally range from immediate vesting to vesting at various rates over five years. All options terminate 10 years after the date of grant. In addition, the Board of Directors has adopted the 2004 Nonqualified Inducement Stock Option Plan to facilitate the granting of stock options as an inducement to new employees to join the Company. The 2004 Nonqualified Inducement Stock Option Plan authorizes the grant of nonqualified options to purchase an aggregate of up to 500,000 shares of common stock. Subject to the terms of the plan, the plan administrator has the authority to determine the exercise price, vesting schedule, expiration date, and other terms and conditions of each option grant. A summary of option activity is as follows:

	Options	Weighted Average Exercise Price
Outstanding at November 24, 2001	1,488,700	$15.75
Fiscal 2002:		
Granted	582,820	14.57
Exercised	(56,500)	9.70
Canceled	(156,000)	18.50
Outstanding at November 30, 2002	1,859,020	15.33
Fiscal 2003:		
Granted	440,030	19.09
Exercised	(728,389)	15.28
Canceled	(68,101)	15.49
Outstanding at November 29, 2003	1,502,560	16.45
Fiscal 2004:		
Granted	1,139,170	32.41
Exercised	(320,604)	15.40
Canceled	(39,590)	22.92
Outstanding at November 27, 2004	2,281,536	$24.46
Options available for grant at November 27, 2004	341,526	
Options exercisable:		
At November 27, 2004	605,100	$16.92
Weighted average remaining contractual life at November 27, 2004	8.10	$24.46

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

11. Stock-Based Compensation (continued)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at November 27, 2004	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at November 27, 2004	Weighted-Average Exercise Price
$ 8.88–13.75	518,707	7.09	$12.46	231,473	$12.11
$13.76–20.50	356,080	5.98	$17.80	251,705	$17.98
$20.51–31.63	310,279	7.54	$23.80	114,422	$23.21
$31.64–32.09	409,670	9.39	$32.09	—	$ 0.00
$32.10–32.26	536,800	9.45	$32.26	—	$ 0.00
$32.27–37.37	150,000	9.49	$34.36	7,500	$34.28
Total	2,281,536	8.1	$24.46	605,100	$16.92

The Company has adopted the 1998 Employee Stock Purchase Plan. The Stock Purchase Plan authorizes the issuance of up to an aggregate of 243,000 shares of common stock to participating employees at a purchase price equal to 85 percent of fair market value on either the first or the last day of the one-year offering period under the Stock Purchase Plan. In fiscal 2004, 2003, and 2002, there were no offering periods under the Stock Purchase Plan and no shares were issued.

Options granted to non-employee consultants, amounting to options for the purchase of 49,500 shares of common stock at November 27, 2004, are accounted for at fair value in accordance with SFAS No. 123. The Company allocates the cost of compensatory stock options granted under SFAS No. 123 and EITF 96-18 over the vesting period using the straight-line method. In connection with these options, $31,000, $189,000, and $14,000 was charged to compensation expense in fiscal 2004, fiscal 2003, and fiscal 2002, respectively.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

12. Business Segment and Geographic Information

CRA operates in one business segment, which is consulting services. Revenue and long-lived assets by geographic region, based on the physical location of the operation to which the revenues or the assets relate, are as follows (in thousands):

	Fiscal Year		
	2004 (52 weeks)	2003 (52 weeks)	2002 (53 weeks)
Revenue:			
United States	$193,987	$138,846	$113,372
United Kingdom	14,113	15,683	10,306
Other	8,635	8,929	7,012
Total foreign	22,748	24,612	17,318
	$216,735	$163,458	$130,690

	November 27, 2004	November 29, 2003	November 30, 2002
Long-lived assets (property and equipment, net):			
United States	$14,829	$ 9,185	$ 7,701
United Kingdom	2,286	2,464	504
Other	1,413	1,054	1,192
Total foreign	3,699	3,518	1,696
	$18,528	$12,703	$ 9,397

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

13. Income Taxes

The provision (credit) for income taxes consists of the following:

	Fiscal Year		
(In thousands)	2004 (52 weeks)	2003 (52 weeks)	2002 (53 weeks)
Currently payable:			
Federal	$ 9,289	$ 9,538	$4,430
Foreign	385	(194)	865
State	2,791	1,654	876
	12,465	10,998	6,171
Deferred:			
Federal	1,335	(2,255)	(199)
Foreign	230	392	(57)
State	(83)	(398)	(36)
	1,482	(2,261)	(292)
	$13,947	$ 8,737	$5,879

A reconciliation of the Company's tax rates with the federal statutory rate is as follows:

	Fiscal Year		
	2004	2003	2002
Federal statutory rate	35.0%	35.0%	34.3%
State income taxes, net of federal income tax benefit	5.7	6.2	6.2
Losses not benefited	3.8	1.2	2.1
NeuCo net operating losses not benefited	—	—	1.3
Foreign net operating loss carryforward benefit	—	—	(1.0)
Other	1.0	0.6	(0.2)
	45.5%	43.0%	42.7%

The tax benefits associated with nonqualified stock options and disqualifying dispositions of incentive stock options reduced taxes payable by $1.9 million and $3.4 million in fiscal 2004 and fiscal 2003, respectively. There was no tax benefit associated with these options in fiscal 2002. Such benefits were recorded as an increase to additional paid-in capital in each fiscal year.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

13. Income Taxes (continued)

Components of the Company's deferred tax assets (liabilities) are as follows:

(In thousands)	November 27, 2004	November 29, 2003
Deferred tax assets:		
Accrued compensation and related expense	$ 9,762	$5,614
Tax basis in excess of financial basis of net accounts receivable . . .	2,312	566
Net operating loss carryforwards	5,952	800
Tax basis in excess of financial basis of intangible assets and fixed assets	6,311	—
Valuation allowance	(2,894)	(576)
	21,443	6,404
Deferred tax liabilities:		
Excess tax over book depreciation and amortization	1,203	1,782
Tax basis in excess of financial basis of debentures	679	—
Other	—	304
	1,882	2,086
Net deferred tax assets	$19,561	$4,318

The increase in net deferred tax assets attributable to the InteCap acquisition was $14.1 million. The net change in the total valuation allowance for the year ended November 27, 2004 was an increase of $2.3 million. This change was primarily a result of the valuation allowances recorded against the acquired deferred tax assets from the InteCap acquisition and additional valuation allowances against foreign operating losses. A valuation allowance was recorded because management currently believes that after considering the available evidence that it is more likely than not that these assets will not be realized. If the Company is able to realize these assets in the future, $2.4 million of the total valuation allowance would be allocated to goodwill as it relates to the InteCap acquisition, and the remainder would be recognized as a reduction to income tax expense.

At November 27, 2004, the Company has net operating loss carryforwards for federal and foreign tax purposes of $14.7 million and $2.6 million, respectively. The federal net operating losses were incurred by InteCap prior to the acquisition. The federal net operating losses are subject to an annual limitation of approximately $3.4 million as a result of Internal Revenue Code Section 382. The federal net operating losses will expire in 2018. The foreign operating losses will begin to expire in 2012.

Net income before income taxes from foreign operations was $1.5 million and $1.7 million in fiscal 2004 and fiscal 2002, respectively. In fiscal 2003, the Company had a net loss from its foreign operations of $211,000.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. The Company is

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

13. Income Taxes (continued)

periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures. Based on the Company's evaluation of current tax positions, the Company believes it has appropriately accrued for probable exposures.

The American Jobs Creation Act of 2004 was signed into law in October 2004. This law provides U.S. multinational corporations an 85% dividends received deduction for certain dividends from controlled foreign corporations. The Company plans to continue to reinvest our foreign earnings in our foreign operations.

14. Related-Party Transactions

The Company made payments to stockholders of the Company who performed consulting services for the Company in the amounts of $12.0 million in fiscal 2004, $11.2 million in fiscal 2003, and $9.0 million in fiscal 2002. These payments to non-employee experts are for consulting services performed for CRA's clients in the ordinary course of business.

15. Subsequent Event

On December 14, 2004, pursuant to the terms of the indenture governing the Company's 2.875% convertible senior subordinated debentures due 2034, the Company elected, contractually and irrevocably, to settle the par value of the debentures in cash. However, the Company may still elect to satisfy any conversion obligation that exceeds the principal amount of the debentures converted with either cash or shares of our common stock (or cash in lieu of fractional shares). The irrevocable election by the Company to settle the par value of the debentures in cash will allow the Company to continue to account for the debentures under the treasury stock method of accounting. Upon conversion, because of cash settlement of the principal, the Company expects that more of our shares will remain held by fundamental investors in CRA as opposed to being held by the financially-oriented investors in the Company's convertible debentures. The treasury stock method of accounting allows the Company to report dilution only when and to the extent that the Company's average stock price per share for the reporting period exceeds the $40 conversion price. CRA intends to use available cash and investment balances, cash from operations, amounts available under the Company's bank line of credit, and alternative means of financing to meet this obligation.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

16. Quarterly Financial Data (Unaudited)

	Quarter Ended			
(In thousands, except per share data)	February 20, 2004 (12 weeks)	May 14, 2004 (12 weeks)	September 3, 2004 (16 weeks)	November 27, 2004 (12 weeks)
Revenues	$38,501	$45,694	$74,205	$58,335
Gross profit	16,541	19,109	28,636	24,733
Income from operations	4,902	6,777	11,420	8,634
Income before provision for income taxes and minority interest	4,701	7,225	10,703	7,997
Minority interest	(107)	(90)	177	(315)
Net income	2,573	4,028	5,373	4,370
Basic net income per share	.25	.40	.54	.44
Diluted net income per share	.24	.38	.52	.42
Weighted average number of shares outstanding:				
Basic	10,183	10,180	9,909	9,830
Diluted	10,734	10,679	10,352	10,376

	Quarter Ended			
(In thousands, except per share data)	February 21, 2003 (12 weeks)	May 16, 2003 (12 weeks)	September 5, 2003 (16 weeks)	November 29, 2003 (12 weeks)
Revenues	$34,785	$40,245	$49,410	$39,018
Gross profit	13,087	14,984	19,381	15,838
Income from operations	3,826	4,635	6,039	5,735
Income before provision for income taxes and minority interest	3,820	4,828	5,954	5,718
Minority interest	(41)	11	(11)	(113)
Net income	2,207	2,822	3,401	2,999
Basic net income per share	0.24	0.31	0.36	0.29
Diluted net income per share	0.24	0.30	0.34	0.28
Weighted average number of shares outstanding:				
Basic	9,011	9,019	9,478	10,216
Diluted	9,165	9,343	10,010	10,769

The Company's fiscal year is based on 13 four-week billing cycles to clients and, consequently, CRA has established quarters that are divisible by four-week periods. As a result, the first, second, and fourth quarters of each fiscal year are 12-week periods, and the third quarter of each fiscal year is a 16-week period. However, the fourth quarter in fiscal 2002 was 13 weeks long. Accordingly, period-to-period comparisons of our results of operations are not necessarily meaningful if the periods being compared have different lengths.

On April 30, 2004, CRA completed its acquisition of InteCap, Inc. InteCap's operating results have been included in the accompanying statements of income beginning May 1, 2004.

Charles River Associates Incorporated
Notes to Consolidated Financial Statements (continued)

16. Quarterly Financial Data (Unaudited) (continued)

On November 12, 2004, CRA completed the acquisition of certain assets and liabilities of Tabors Caramanis & Associates. The results of operations have been included in the accompanying statements of operations from the date of acquisition.

On November 18, 2004, CRA completed the acquisition of Network Economics Consulting Group Pty Ltd. The results of operations have been included in the accompanying statements of operations from the date of acquisition.

CRA International, Inc.
Condensed Consolidated Statements of Income (unaudited)

(In thousands, except per share data)	Twenty-four Weeks Ended	
	May 13, 2005	May 14, 2004
Revenues	$129,159	$ 84,195
Costs of services	77,032	48,545
Gross profit	52,127	35,650
Selling, general and administrative expenses	32,718	23,971
Income from operations	19,409	11,679
Interest income	612	383
Interest expense	(1,535)	(127)
Other income (expense)	(213)	(9)
Income before provision for income taxes and minority interest	18,273	11,926
Provision for income taxes	(8,294)	(5,128)
Income before minority interest	9,979	6,798
Minority interest	129	(197)
Net income	$ 10,108	$ 6,601
Net income per share:		
Basic	$ 1.01	$ 0.65
Diluted	$ 0.92	$ 0.62
Weighted average number of shares outstanding:		
Basic	9,990	10,181
Diluted	11,017	10,706

See accompanying notes.

CRA International, Inc.
Condensed Consolidated Balance Sheets (unaudited)

(In thousands, except share data)	May 13, 2005	November 27, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 50,389	$ 65,611
Short-term investments	1,300	2,200
Accounts receivable, net of allowances for doubtful accounts of $4,828 in 2005 and $3,435 in 2004	61,501	51,951
Unbilled services	30,972	23,580
Prepaid expenses and other assets	2,717	7,091
Deferred income taxes	12,781	12,389
Total current assets	159,660	162,822
Property and equipment, net	22,235	18,528
Goodwill	105,545	91,480
Intangible assets, net of accumulated amortization of $2,216 in 2005 and $1,784 in 2004	3,367	3,029
Deferred income taxes, net of current portion	8,036	8,036
Other assets	4,757	4,916
Total assets	$303,600	$288,811
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 11,138	$ 11,609
Accrued expenses	45,048	46,162
Deferred revenue and other liabilities	3,232	2,650
Current portion of notes payable to former stockholders	1,082	1,082
Current portion of convertible debentures payable	715	—
Total current liabilities	61,215	61,503
Notes payable to former stockholders, net of current portion	1,214	1,214
Convertible debentures payable, net of current portion	89,285	90,000
Deferred rent	2,889	3,154
Deferred compensation	2,865	2,865
Deferred income taxes	854	864
Minority interest	2,056	2,185
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; 10,159,771 and 9,923,390 shares issued and outstanding in 2005 and 2004, respectively.	68,314	61,831
Receivables from employees	(3,394)	(3,765)
Unearned stock compensation	(21)	(22)
Retained earnings	75,098	64,990
Foreign currency translation	3,225	3,992
Total stockholders' equity	143,222	127,026
Total liabilities and stockholders' equity	$303,600	$288,811

See accompanying notes.

CRA International, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Twenty-four Weeks Ended	
(In thousands)	May 13, 2005	May 14, 2004
Operating activities:		
Net income	$ 10,108	$ 6,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,164	1,952
Deferred rent	(263)	499
Deferred income taxes	(391)	(28)
Minority interest	(129)	197
Changes in operating assets and liabilities, exclusive of acquisitions:		
Accounts receivable	(5,995)	(363)
Unbilled services	(7,444)	(4,921)
Prepaid expenses and other assets	4,894	571
Accounts payable, accrued expenses, and other liabilities	(5,673)	(4,308)
Net cash (used in) provided by operating activities	(1,729)	200
Investing activities:		
Purchase of property and equipment	(6,009)	(2,108)
Sale of investments	1,301	1,196
Purchases of investments	(401)	(495)
Acquisition of business, net of cash acquired	(11,570)	(78,470)
Net cash used in investing activities	(16,679)	(79,877)
Financing activities:		
Collections on receivables from stockholders	241	69
Proceeds from line of credit	—	39,600
Issuance of common stock upon exercise of stock options	2,691	1,131
Net cash provided by financing activities	2,932	40,800
Effect of foreign exchange rates on cash and cash equivalents	254	(123)
Net decrease in cash and cash equivalents	(15,222)	(39,000)
Cash and cash equivalents at beginning of period	65,611	60,497
Cash and cash equivalents at end of period	$ 50,389	$ 21,497
Non-cash financing activities:		
Notes receivable in exchange for shares	$ —	$ 2,865
Repurchase of shares in exchange for note receivable	$ —	$ 2,431
Issuance of common stock for acquired business	$ 3,822	$ —
Supplemental cash flow information:		
Cash paid for income taxes	$ 1,240	$ 2,217
Cash paid for interest	$ 1,307	$ —

See accompanying notes.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Description of Business

CRA International, Inc., formerly known as Charles River Associates Incorporated (the "Company", or "CRA") is an economic, financial, and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. CRA offers two types of services: legal and regulatory consulting and business consulting. CRA operates in only one business segment, which is consulting services. On May 6, 2005, the Company filed with the Secretary of the Commonwealth of Massachusetts an Amendment to its Articles of Organization to change its name to CRA International, Inc. The name change reflects the Company's global presence in the economic, financial and management consulting industry.

On April 30, 2004, CRA completed its acquisition of InteCap, Inc. ("InteCap"), a leading intellectual property consulting firm in the United States that specializes in economic, financial, and strategic issues related to intellectual property and complex commercial disputes.

On November 12, 2004, CRA completed its acquisition of certain assets and liabilities of Tabors Caramanis & Associates ("TCA"), a Cambridge, Massachusetts-based economics and engineering consulting firm specializing in policy development, business planning, productivity improvement, technical analysis, and project implementation in the energy and utility sectors.

On November 18, 2004, CRA's Australian subsidiary, Charles River Associates (Asia Pacific) Pty Ltd., completed its acquisition of Network Economics Consulting Group Pty Ltd. ("NECG"), a premier provider of regulatory and economic consulting services in the Asia Pacific region to clients in the energy, telecom, transportation, and other industries.

On April 27, 2005, CRA completed its acquisition of Lee & Allen Consulting Limited ("Lee & Allen"), a London-based consulting firm offering financial and dispute resolution and forensic accounting services to the corporate, legal, and regulatory markets.

2. Unaudited Interim Consolidated Financial Statements and Estimates

The condensed consolidated statements of income for the twenty-four weeks ended May 13, 2005, and May 14, 2004, the condensed consolidated balance sheet as of May 13, 2005, and the condensed consolidated statements of cash flows for the twenty-four weeks ended May 13, 2005, and May 14, 2004, are unaudited. The November 27, 2004 consolidated balance sheet is derived from CRA's audited consolidated financial statements included in its Annual Report on Form 10-K as of that date. In the opinion of management, these statements include all adjustments necessary for a fair presentation of CRA's consolidated financial position, results of operations, and cash flows. As further disclosed in Note 7, the consolidated statements of income include the operations of InteCap, TCA, NECG, and Lee & Allen since their respective dates of acquisition.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

2. Unaudited Interim Consolidated Financial Statements and Estimates (continued)

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates in these consolidated financial statements include, but are not limited to, allowance for doubtful accounts, valuation allowances on deferred tax assets, depreciation of property and equipment, valuation of acquired intangible assets, accrued and deferred income taxes, and other accrued expenses. These items are monitored and analyzed by the Company for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. CRA bases its estimates on historical experience and various other assumptions that CRA believes to be reasonable under the circumstances. Actual results may differ from those estimates if CRA's assumptions based on past experience or other assumptions do not turn out to be substantially accurate.

3. Principles of Consolidation

The consolidated financial statements include the accounts of CRA, its wholly owned subsidiaries, and NeuCo, Inc. ("NeuCo"), a company founded by CRA and an affiliate of Commonwealth Energy Systems in June 1997. CRA's interest in NeuCo was 50.2 percent and 59.3 percent as of May 13, 2005 and May 14, 2004, respectively. NeuCo's financial results have been consolidated with that of CRA for all fiscal periods presented. In October 2004, NeuCo issued additional shares to a minority interest stockholder in exchange for a note receivable. In addition, certain NeuCo employees and directors exercised stock options during fiscal 2004 and fiscal 2005. As a result of these share transactions, CRA's interest in NeuCo decreased to 50.2 percent as of May 13, 2005. These share transactions have been recorded as adjustments to capital. The portion of the results of operations of NeuCo allocable to its other owners is shown as "minority interest" on CRA's consolidated statements of income, and that amount, along with the capital contributions to NeuCo of its other owners, is shown as "minority interest" on CRA's condensed consolidated balance sheets. All significant intercompany accounts have been eliminated.

4. Reclassifications

Certain amounts in prior periods' consolidated financial statements presented have been reclassified to conform to the current year's presentation. This reclassification includes separate disclosures for "interest income", "interest expense", and "other expense" on the condensed

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

4. Reclassifications (continued)

consolidated statements of income, all of which were previously within "interest and other income, net".

5. Fiscal Year

CRA's fiscal year ends on the last Saturday in November, and accordingly, its fiscal year will periodically contain 53 weeks rather than 52 weeks. Both fiscal 2005 and 2004 are 52-week years. In a 52-week year, each of CRA's first, second, and fourth quarters includes twelve weeks, and its third quarter includes sixteen weeks. In a 53-week year, the fourth quarter includes thirteen weeks.

6. Revenue Recognition

CRA derives substantially all of its revenues from the performance of professional services. The contracts that CRA enters into and operates under specify whether the engagement will be billed on a time-and-materials or a fixed-price basis. These engagements generally last three to six months, although some of CRA's engagements can be much longer in duration. Each contract must be approved by one of CRA's vice presidents.

CRA recognizes substantially all of its revenues under written service contracts with its clients where the fee is fixed or determinable, as the services are provided, and only in those situations where collection from the client is reasonably assured. The majority of CRA's revenue is derived from time-and-materials service contracts. Revenues from time-and-materials service contracts are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as a computer services fee based upon hours worked. Revenues from fixed-price engagements are recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. Project costs are based on the direct salary and associated fringe benefits of the consultants on the engagement plus all direct expenses incurred to complete the engagement that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and terms set forth in the contract, and are indicative of the level of benefit provided to CRA's clients. The fixed-price contracts generally include a termination provision that reduces the agreement to a time-and-materials contract in the event of termination of the contract. There are no costs that are deferred and amortized over the contract term. CRA's management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, management is updated on the budgeted costs and resources required to complete the project.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

6. Revenue Recognition (continued)

These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. In the past, CRA has occasionally been required to commit unanticipated additional resources to complete projects, which have resulted in lower than anticipated income or losses on those contracts. CRA may experience similar situations in the future. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant.

Revenues also include reimbursements, or expenses billed to clients, including travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses. These reimbursable expenses included in revenues are as follows (in thousands):

	Twenty-four Weeks Ended	
	May 13, 2005	May 14, 2004
Reimbursable expenses billed to clients	$14,459	$11,407

CRA maintains allowances for doubtful accounts for estimated losses resulting from clients' failure to make required payments. CRA bases its estimates on historical collection experience, current trends, and credit policy. In determining these estimates, CRA examines historical write-offs of its receivables and reviews client accounts to identify any specific customer collection issues. If the financial condition of CRA's customers were to deteriorate, resulting in an impairment of their ability to make payment, additional allowances may be required.

Unbilled services represent revenue recognized by CRA for services performed but not yet billed to the client. Deferred revenue represents amounts billed or collected in advance of services rendered.

7. Business Acquisitions

On April 27, 2005, CRA completed the acquisition of all of the equity of Lee & Allen Consulting Limited ("Lee & Allen"), a London-based consulting firm offering financial dispute resolution and forensic accounting services to the corporate, legal, and regulatory markets. CRA purchased Lee & Allen for approximately $15.9 million valued as of the date of the acquisition (after deducting cash acquired, and adding acquisition costs and transaction fees paid or accrued). The purchase price consisted of $12.1 million in cash and $3.8 million in loan notes that were exchanged for 77,343 restricted shares of its common stock. CRA may be required to pay additional purchase consideration over the next four years following the transaction, in cash and CRA stock, if specific performance targets are met. On a preliminary basis, CRA anticipates that any additional payments related to this contingency will be accounted for as

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited)

7. Business Acquisitions (continued)

additional goodwill. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying statements of operations from the date of acquisition. The Lee & Allen acquisition added approximately 40 employee consultants, and management believes it provides CRA with opportunities to expand further into continental Europe while addressing our corporate goal of boosting the performance of CRA's existing London operation.

The following is a preliminary allocation of the $15.9 million purchase price to the estimated fair value of assets acquired and liabilities assumed, based upon management's current estimates of respective fair values. The allocation of the purchase price will be finalized as CRA receives other information relevant to the acquisition, including a valuation and appraisal of the intangibles. The final purchase price allocation may be different from the preliminary estimates presented below. The impact of any adjustments to the final purchase price allocations are not expected to be material to CRA's results of operations for fiscal 2005.

	(In thousands)
Assets Acquired:	
Accounts receivable	$ 3,736
Unbilled services	100
Prepaid expenses and other current assets	558
Property and equipment	442
Intangible assets	798
Goodwill	14,609
Total assets acquired	$20,243
Liabilities:	
Accounts payable	$ 223
Accrued expenses	669
Taxes payable	2,129
Salaries and wages payable	1,277
Total liabilities assumed	$ 4,298
Net assets acquired	$15,945

The net assets acquired relating to the Lee & Allen acquisition represents the value of the assets and liabilities as of the date of acquisition.

On April 30, 2004, CRA completed the acquisition of all of the equity of InteCap, Inc., a leading intellectual property consulting firm in the United States that specializes in economic, financial, and strategic issues related to intellectual property and complex commercial disputes. CRA

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

7. Business Acquisitions (continued)

purchased InteCap from InteCap's institutional investor, GTCR Golder Rauner, LLC, members of InteCap's management, and other shareholders for approximately $79.4 million (after deducting cash acquired, and adding acquisition costs and transaction fees paid or accrued). CRA funded the purchase price from existing cash resources and borrowings of $39.6 million under its $40.0 million line of credit. In connection with the acquisition, certain InteCap employees purchased an aggregate of 87,316 shares of common stock in exchange for full recourse notes totaling approximately $2.9 million. The notes mature in June 2007, and bear interest at 1.47% per annum.

The InteCap acquisition added approximately 130 consulting professionals to CRA. The addition of InteCap expanded CRA's geographic footprint into key markets such as Chicago and New York, and strengthened its presence in Houston, Silicon Valley, Boston and Washington, D.C. InteCap's operating results have been included in the accompanying statements of income beginning May 1, 2004. An allocation of the $79.4 million purchase price to the estimated fair value of assets acquired and liabilities assumed has been recorded, based upon management's estimates, the valuation and appraisal of the intangible assets, and an analysis of net deferred tax assets acquired.

On November 12, 2004, CRA completed the acquisition of certain assets and liabilities of Tabors Caramanis & Associates ("TCA"), a Cambridge, Massachusetts-based economics and engineering consulting firm, for a purchase price of $7.1 million (after adding a working capital adjustment, acquisition costs, and transaction fees paid or accrued). The purchase price consisted of $6.1 million in cash and 24,495 restricted shares of its common stock valued at $1.0 million. CRA may be required to pay additional purchase consideration over the two years following the transaction, in cash and CRA stock, if specific performance targets are met. Any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying statements of operations from the date of acquisition. The TCA acquisition added 15 employee consultants and expands CRA's core competency in worldwide energy consulting. A preliminary allocation of the $7.1 million purchase price to the estimated fair value of assets acquired and liabilities assumed has been recorded based upon management's estimates of respective fair values, and will be finalized as it receives other information relevant to the acquisition, including a valuation and appraisal of the intangible assets.

On November 18, 2004, CRA completed the acquisition of Network Economics Consulting Group Pty Ltd ("NECG"), an Australian-based regulatory and economic consulting firm, for a purchase price of approximately $9.8 million valued as of the date of the acquisition (after deducting cash acquired, and after adding acquisition costs and transaction fees paid or

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

7. Business Acquisitions (continued)

accrued), consisting of $6.8 million in cash and 75,261 restricted shares of its common stock valued at $3.0 million. CRA may be required to pay additional purchase consideration over the three years following the transaction, in cash and CRA stock, if specific performance targets are met. On a preliminary basis, CRA anticipates that any additional payments related to this contingency will be accounted for as additional goodwill. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying statements of operations from the date of acquisition. The NECG acquisition added 34 employee consultants, and management believes it greatly enhances CRA's position in the Australian regulatory market, providing CRA with an important platform for growth in the Asia Pacific region. A preliminary allocation of the $9.8 million purchase price to the estimated fair value of assets acquired and liabilities assumed has been recorded based upon management's estimates of respective fair values, and will be finalized as it receives other information relevant to the acquisition, including a valuation and appraisal of the intangible assets.

In connection with the InteCap acquisition, CRA incurred $0.6 million of restructuring costs as a result of the elimination of duplicate offices and employee termination benefit payments. Such costs have been recognized by CRA as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $0.5 million of lease obligations related to the closed facilities and $0.1 million of payments for three terminated employees. As of May 13, 2005, $0.1 million in payments to terminated employees and $0.2 million in lease obligations have been paid. The remaining restructuring reserve balance as of May 13, 2005, is $0.3 million, and includes lease obligations that will be paid through September 2006.

CRA is not required to furnish pro forma financial information relating to the Lee & Allen, NECG, and TCA acquisitions, because such information is not material. The pro forma financial information related to the InteCap acquisition is presented below.

The following unaudited pro forma financial information reflects consolidated results of operations of CRA as if the acquisition of InteCap had taken place on November 30, 2003, the beginning of CRA's 2004 fiscal year. The pro forma adjustments include elimination of transaction-related compensation and other costs of approximately $18.1 million, which were incurred by InteCap, additional interest expense related to the line of credit borrowings used to finance the acquisition, a reduction of interest expense for InteCap's debt prior to the acquisition, additional intangible amortization related to the intangible assets acquired, a reduction of InteCap's intangible amortization prior to the acquisition, and the related income tax effects of these adjustments. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred if the InteCap acquisition had

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited)

7. Business Acquisitions (continued)

been completed on November 30, 2003, nor are they necessarily indicative of future operating results.

	Twenty-four Weeks Ended	
	May 13, 2005	May 14, 2004
	(In thousands, except for per share information)	
Revenues	$129,159	$109,724
Net income	$ 10,108	$ 7,175
Net income per share:		
Basic	$ 1.01	$ 0.70
Diluted	$ 0.92	$ 0.67
Weighted average number of shares outstanding:		
Basic	9,990	10,181
Diluted	11,017	10,706

Year-to-year comparability of the above pro forma results of operations may not be representative because InteCap's results include bonus expense subject to an employment retention contingency. Such bonuses, accordingly, were not matched to the revenues for which the bonuses were earned.

8. Goodwill and Intangible Assets

Goodwill represents the acquisition costs in excess of fair market value of net assets of acquired businesses. In accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are indicators of impairment. Any impairment would be measured based upon the fair value of the related asset based on the provisions of SFAS No. 142. Because the Company has one reporting segment, under SFAS No. 142, the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares its market value to its net book value to determine if an impairment exists. There were no impairment losses related to goodwill in fiscal 2004, nor were there any indications of impairment in the twenty-four weeks ended May 13, 2005. If CRA determines

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

8. Goodwill and Intangible Assets (continued)

through the impairment review process that goodwill has been impaired, CRA would record the impairment charge in its consolidated statement of income.

The changes in the carrying amount of goodwill during the twenty-four weeks ended May 13, 2005 are as follows (in thousands):

Balance at November 27, 2004	$ 91,480
Goodwill acquired—Lee & Allen acquisition	14,609
Adjustments related to the InteCap, NECG, and TCA acquisitions	150
Effect of foreign currency translation	(694)
Balance at May 13, 2005	$ 105,545

The net amount of goodwill as of May 13, 2005 includes $14.3 million from the Lee & Allen acquisition, $52.0 million from the InteCap acquisition, $8.3 million from the NECG acquisition, and $4.6 million from the TCA acquisition. The goodwill amounts for the Lee & Allen, NECG, and TCA acquisitions reflect CRA's preliminary purchase price allocations and are subject to change. These preliminary purchase price allocations are based upon CRA's estimates of respective fair values, and will be finalized as CRA receives other information relevant to these acquisitions.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. CRA assesses the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors CRA considers important that could trigger an impairment review include the following:

- a significant underperformance relative to expected historical or projected future operating results;

- a significant change in the manner of CRA's use of the acquired asset or the strategy for CRA's overall business;

- a significant negative industry or economic trend; and

- CRA's market capitalization relative to net book value.

As part of this assessment, CRA would review the expected future undiscounted cash flows to be generated by the assets. If CRA determines that the carrying value of intangible assets may not be recoverable, CRA would measure any impairment based on a projected discounted cash flow method using a discount rate determined by CRA to be commensurate with the risk inherent in CRA's current business model.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited)

8. Goodwill and Intangible Assets (continued)

The components of acquired identifiable intangible assets are as follows (in thousands):

	May 13, 2005	November 27, 2004
Non-competition agreements, net of accumulated amortization of $1,254 and $1,122, respectively	$ 1,282	$ 1,414
Customer relationships, net of accumulated amortization of $402 and $340, respectively	268	330
Property leases, net of accumulated amortization of $59 and $33, respectively	182	208
Trademarks, net of accumulated amortization of $183 and $102, respectively	169	250
Other intangible assets, net of accumulated amortization of $318 and $187, respectively	1,466	827
	$ 3,367	$ 3,029

Non-competition agreements are amortized on a straight-line basis over the related estimated lives of the agreements (seven to ten years). Customer relationships, trade names, and property leases are amortized on a straight-line basis over their remaining useful lives (two to five years). Other intangible assets include $0.8 million related to the Lee & Allen acquisition, $0.3 million related to the NECG acquisition, and $0.3 million related to the TCA acquisition. The intangible assets for these acquisitions will be finalized in fiscal 2005 pending a valuation and appraisal of the intangible assets.

9. Private Placement of Convertible Debt and Other Financing

On June 21, 2004, CRA completed a private placement of $75 million of 2.875% convertible senior subordinated debentures due 2034. On July 1, 2004, CRA sold an additional $15 million principal amount of the debentures. Holders of the debentures may convert them, as described below, only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) commencing after September 3, 2004, and before February 16, 2029, if the last reported sale price of CRA's common stock is greater than or equal to 125% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

9. Private Placement of Convertible Debt and Other Financing (continued)

- at any time on or after February 17, 2029, if the last reported sale price of CRA's common stock on any date on or after February 17, 2029, is greater than or equal to 125% of the conversion price;

- subject to certain limitations as set forth in the indenture governing the debentures, during the five business day period after any three consecutive trading day period in which the trading price per debenture for each day of that period was less than 98% of the product of the conversion rate and the last reported sale price of CRA's common stock;

- if the debentures have been called for redemption by CRA;

- upon the occurrence of specified corporate transactions as set forth in the indenture governing the debentures; or

- if the debentures are rated by Moody's Investors Service, Inc. or Standard & Poor's Rating Services or both, at any time when (i) the long-term credit rating assigned to the debentures by either rating agency is two or more levels below the credit rating initially assigned to the debentures or (ii) either rating agency has discontinued, withdrawn or suspended their ratings with respect to the debentures.

As a result of its election on December 14, 2004, CRA must settle the conversion of the debentures, as follows: (i) $1,000 in cash per $1,000 principal amount of debentures converted; and (ii) in cash or shares of CRA common stock (at CRA's further election, except for cash in lieu of fractional shares), any conversion obligation that exceeds the principal amount of the debentures converted.

Pursuant to the terms of the indenture governing the debentures, since the closing stock price has equaled or exceeded the $50 per share contingent conversion trigger price for 20 out of 30 consecutive trading days ending on May 13, 2005, the market price conversion trigger has been satisfied and holders of the debentures may exercise their right to convert the bonds as of the first trading day of the third quarter of fiscal 2005. This test is repeated each fiscal quarter. In June 2005, subsequent to the second quarter of fiscal 2005, the Company amended its loan agreement with Citizens Bank to increase the existing line of credit from $40 million to $90 million to mitigate the potential liquidity risk, and to provide funding if required, in the event of conversion by the debenture holders. CRA believes that it is unlikely that a significant percentage of bondholders will exercise their right to convert because the debentures have traded at a premium over their conversion value. The available line of credit is reduced, as necessary, to account for certain letters of credit outstanding. The Company had approximately $0.7 million of outstanding letters of credit as of May 13, 2005. Therefore, since the Company has obtained increased long-term financing in accordance with its amended loan agreement and CRA intends to use amounts available under its bank line of credit in the event debenture

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

9. Private Placement of Convertible Debt and Other Financing (continued)

holders exercise their rights to convert, in accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to be Refinanced", the Company has classified $89.3 million of the $90 million convertible debt as long-term debt as of May 13, 2005 in the accompanying consolidated balance sheet, while the remaining $0.7 million is classified as short-term.

The debentures are CRA's direct, unsecured senior subordinated obligations and rank junior in right of payment to CRA's existing bank line of credit and any future secured indebtedness that CRA may designate as senior indebtedness. Interest of approximately $1.3 million, is payable semi-annually on June 15 and December 15. CRA will also be required to pay contingent interest on the applicable interest payment date to the holders of the debentures for the period commencing June 20, 2011, and ending December 14, 2011, if the average trading price of the debentures for each of the last five trading days immediately preceding June 20, 2011, equals 125% or more of the principal amount of the debentures. Thereafter, CRA will pay contingent interest on the interest payment date for a six-month interest period if the average trading price of the debentures during the five trading day period immediately preceding the first day of the applicable six-month interest period equals or exceeds 125% of the principal amount of the debentures. The contingent interest payable per debenture will equal 0.25% of the average trading price of such debenture during the applicable five trading day reference period.

CRA may elect to redeem for cash all or any portion of the debentures on or after June 20, 2011 at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest. CRA may be required to repurchase all or any portion of the debentures, at the option of each holder, on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024, and June 15, 2029 and upon certain specified fundamental changes, at a price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest. Upon a fundamental change involving a change of control of CRA, CRA may also be required to pay a make-whole premium, which in some cases could be substantial and which may be paid in cash, shares of common stock, or a combination thereof, to the holders of debentures who elect to require CRA to repurchase or convert debentures.

CRA used approximately $20.0 million of the net proceeds from this offering to repurchase 622,200 shares of the Company's common stock concurrently with the placement of the debentures, $39.6 million to repay amounts outstanding under CRA's bank line of credit, and $3.3 million to pay debt issuance costs. The debt issuance costs have been capitalized and are amortized as a component of interest expense on a straight-line basis over seven years, through 2011, which is the first year in which CRA may be required to repurchase all or any portion of the debentures. These debt issuance costs, net of accumulated amortization of $0.4 million, are included in other assets in the consolidated balance sheet as of May 13, 2005.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

9. Private Placement of Convertible Debt and Other Financing (continued)

The contingent interest feature included in the debenture represents an embedded derivative under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" that must be recorded at fair value as of May 13, 2005. The Company has determined that the fair value of the contingent interest feature is de minimus as of May 13, 2005, based upon economic, market and other conditions in effect as of this date. There are no other embedded derivatives associated with the Company's convertible debentures.

The Company has agreed with the debenture holders to reserve the maximum number of shares of common stock that may be issued upon conversion of the debentures.

10. Net Income per Share

Basic net income per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income per share represents net income divided by the weighted average shares of common stock and common stock equivalents outstanding during the period. Weighted average shares used in diluted earnings per share include common stock equivalents arising from stock options and shares underlying CRA's debentures under the treasury stock method. Reconciliation of basic to diluted weighted average shares of common stock outstanding is as follows (in thousands):

	Twenty-four Weeks Ended	
	May 13, 2005	May 14, 2004
Basic weighted average shares outstanding	9,990	10,181
Common stock equivalents:		
Employee stock options	723	525
Shares underlying the debentures	304	—
Diluted weighted average shares outstanding	11,017	10,706

Under EITF No. 04-08 "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share", which is effective for periods ending after December 15, 2004, and EITF 90-19 "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion", because of CRA's obligation to settle the par value of the convertible debentures in cash, the Company is not required to include any shares underlying the convertible debentures in its diluted weighted average shares outstanding until the average stock price per share for the quarter exceeds the $40 conversion price and only to the extent of the additional shares CRA may be required to issue in the event CRA's conversion obligation exceeds the principal amount of the debentures converted. At such time, only the number of shares that would be issuable (under the

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited)

10. Net Income per Share (continued)

"treasury" method of accounting for share dilution) are included, which is based upon the amount by which the average stock price exceeds the conversion price. For the first $1 per share that CRA's average stock price exceeds the $40 conversion price of the debentures, CRA will include approximately 55,000 additional shares in CRA's diluted share count. For the second $1 per share that CRA's average stock price exceeds the $40 conversion price, CRA will include approximately 52,000 additional shares, for a total of approximately 107,000 shares, in CRA's diluted share count, and so on, with the additional shares' dilution falling for each $1 per share that CRA's average stock price exceeds $40 if the stock price rises further above $40 (see table, below). The average stock price for the twenty-four weeks ended May 13, 2005 was approximately $46 per share; therefore, 304,000 shares underlying the debentures were included in the diluted weighted average shares outstanding for this period under the treasury stock method of accounting, as required by EITF 90-19.

"TREASURY" METHOD OF ACCOUNTING FOR SHARE DILUTION

Conversion Price: **$40**
Number of Underlying Shares: . . .   **2,250,000**

Formula: Number of extra dilutive shares created
= ((Stock Price - Conversion Price)* Underlying Shares)/Stock Price

Condition: Only applies when share price exceeds $40

Stock Price	Conversion Price	Price Difference	Include in Share Count	Per $1 Share Dilution
$40	$40	$ 0	0	0
$41	$40	$ 1	54,878	54,878
$42	$40	$ 2	107,143	53,571
$45	$40	$ 5	250,000	50,000
$50	$40	$10	450,000	45,000
$55	$40	$15	613,636	40,909
$60	$40	$20	750,000	37,500
$65	$40	$25	865,385	34,615
$70	$40	$30	964,286	32,143
$75	$40	$35	1,050,000	30,000
$80	$40	$40	1,125,000	28,125

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

10. Net Income per Share (continued)

In May 2005, the Company issued an aggregate of 77,343 restricted shares of its common stock valued at $3.8 million as part of the consideration paid for the acquisition of Lee & Allen. The shares are fully vested and held in escrow. Accordingly, the restricted stock is included in the basic and diluted weighted average shares outstanding for the twenty-four weeks ended May 13, 2005.

In November 2004, the Company issued 75,261 restricted shares of its common stock valued at $3.0 million as part of the consideration paid for the acquisition of NECG. The Company also issued 24,495 restricted shares of its common stock valued at $1.0 million as part of the purchase price for the acquisition of TCA. The restricted shares issued as part of the purchase price for both acquisitions are fully vested and are held in escrow. The shares will be released annually over the next five years, 20% per year. Accordingly, the restricted stock is included in the basic and diluted weighted average shares outstanding for the twenty-four weeks ended May 13, 2005.

In April 2004, in connection with the acquisition of InteCap, certain InteCap employees purchased an aggregate of 87,316 shares of restricted common stock in exchange for full recourse, interest-bearing notes, maturing in June, 2007, totaling approximately $2.9 million. The common stock is fully vested, non-forfeitable, and non-saleable for three years. Accordingly, the restricted common stock is included in basic and diluted weighted average shares outstanding for the twenty-four weeks ended May 13, 2005 and May 14, 2004.

As part of the earnout provisions included in the Lee & Allen, NECG, and TCA acquisition agreements, the Company may settle a portion of its obligations through the issuance of its common stock. Issuance of these shares is contingent based on certain provisions of the acquisition agreements. As none of the necessary conditions underlying the earnout provisions has been met as of May 13, 2005, the shares are excluded from the basic and diluted weighted average shares outstanding for the twenty-four weeks ended May 13, 2005.

11. Stock-Based Compensation

CRA has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock-based compensation plans rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (collectively, SFAS No. 148). Per APB 25, compensation expense is recognized for stock options to the extent the fair value of CRA common stock exceeds the stock option exercise price at the measurement date. CRA has issued stock options with exercise prices at the fair value of CRA's common stock at the date of grant;

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

11. Stock-Based Compensation (continued)

therefore, no compensation expense has been recorded for the twenty-four weeks ended May 13, 2005 and May 14, 2004. Beginning with the first quarter of fiscal 2006, CRA will be required to record compensation cost for its employee stock options as result of a revision to SFAS No. 123 issued in December 2004, as more fully explained in Note 13.

CRA has elected the disclosure-only alternative under SFAS No. 148, which requires the disclosure of the effect on net income and net income per share as if the Company had accounted for its employee stock options under the fair value recognitions of SFAS No. 148. Had compensation cost for employee stock options granted under the Company's employee stock option plan been determined based on fair value at the grant date consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated in the table below (in thousands, except for net income per share information):

	Twenty-four Weeks Ended	
	May 13, 2005	May 14, 2004
Net income, as reported	$10,108	$ 6,601
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1,730)	(681)
Net income, pro forma	$ 8,378	$ 5,920
Basic net income per share, as reported	$ 1.01	$ 0.65
Basic net income per share, pro forma	$ 0.84	$ 0.58
Diluted net income per share, as reported	$ 0.92	$ 0.62
Diluted net income per share, pro forma	$ 0.76	$ 0.55

The fair market value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting or trading restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

11. Stock-Based Compensation (continued)

For purposes of this disclosure under SFAS No. 148, the estimated fair value of the options are expensed using the straight-line method pursuant to FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". The effect on pro forma net income and net income per share is not necessarily representative of the effects on reported results for future years.

The Company granted 486,000 options on May 10, 2004, that vest over 18 months. The exercise of these options trigger a non-compete agreement, and are consistent with the Company's employee retention policies. The vesting period of these options were determined in anticipation of SFAS No. 123R (as more fully explained in Note 13). The impact of these option grants on CRA's net income and net income per share are included in the pro forma disclosure above for the twenty-four weeks ended May 13, 2005.

12. Comprehensive Income

Comprehensive income represents net income reported in the accompanying consolidated statements of income adjusted for changes in CRA's foreign currency translation account. A reconciliation of comprehensive income is as follows (in thousands):

	Twenty-four Weeks Ended	
	May 13, 2005	May 14, 2004
Net income	$10,108	$ 6,601
Change in foreign currency translation.	(767)	(173)
Comprehensive income	$ 9,341	$ 6,428

13. Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R). SFAS No. 123R replaces SFAS No. 123 "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees", and amends SFAS No. 95 "Statement of Cash Flows". SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. As permitted by SFAS No. 123, CRA currently accounts for such share-based payments to employees by using Opinion 25's intrinsic value method, and, as such, recognizes no compensation cost for employee stock options granted under the Company's employee stock option plan. In addition, SFAS No. 123 allowed pro forma disclosure as an alternative to

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

13. Accounting Pronouncements (continued)

financial statement recognition. SFAS No. 123R, however, requires entities to recognize compensation expense for all share-based payments to employees, including grants of employee stock options, based on the grant-date fair value of those share-based payments (with limited exceptions). In April 2005, the Securities and Exchange Commission adopted a new rule amending the compliance dates under SFAS No. 123R. The new rule allows companies to implement SFAS No. 123R at the beginning of their first interim or annual period for their first fiscal year that begins on or after June 15, 2005. Therefore, CRA is now required to adopt SFAS No. 123R in the first quarter of fiscal 2006. Adoption of SFAS No. 123R will reduce reported income and net income per share because CRA currently recognizes no compensation cost as permitted by APB Opinion No. 25. Compensation expense calculated upon adoption of SFAS No. 123R may differ from pro-forma amounts currently disclosed within CRA's footnotes based on changes in the fair value of CRA's common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates or other factors. CRA is in the process of evaluating the alternative methods of adoption and the impact that the implementation guidance and revisions included in SFAS No. 123R will have on its consolidated financial statements.

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in periods after adoption. While CRA cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $1.9 million and $3.4 million for fiscal 2004 and fiscal 2003, respectively.

In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections" (Statement 154), which replaces APB Opinion No. 20 "Accounting Changes", and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements". This Statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principles, as well as changes required by an accounting pronouncement in the unusual instance it does not include specific transition provisions. Specifically, this Statement requires retrospective application to prior periods' financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

13. Accounting Pronouncements (continued)

determine the cumulative effect of the change, the new principle must be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This Statement does not change the transition provisions of any existing pronouncements. CRA does not believe that the adoption of Statement 154 will have a significant impact on our consolidated statement of income or financial condition.

14. Commitments & Contingencies

On March 15, 2005, Pegasus Technologies, Inc. filed a complaint against CRA's subsidiary NeuCo, Inc. in the United States District Court for the Northern District of Ohio alleging patent infringement. The complaint was subsequently amended on May 10, 2005 to specify particular patents at issue. The complaint seeks, among other remedies, preliminary and permanent injunctions, and damages. CRA has been informed by NeuCo's counsel that NeuCo intends to contest the amended complaint vigorously.

In connection with the Lee & Allen acquisition completed during the second quarter of fiscal 2005, and with the NECG and TCA acquisitions completed in fiscal 2004, CRA agreed to pay additional consideration, in cash and CRA stock, contingent on the achievement of certain performance targets by the respective acquired businesses. CRA believes that it will have sufficient funds to satisfy any obligations related to the contingent consideration. CRA expects to fund these contingent cash payments, if any, from existing cash resources and cash generated from operations.

15. Supplemental Consolidated Balance Sheet Information

Prepaid Expenses

Prepaid expenses consist of the following:

	May 13, 2005	November 27, 2004
	(In thousands)	
Income tax and other receivables	$ 469	$ 5,216
Prepaid insurance	455	797
Other	1,793	1,078
	$ 2,717	$ 7,091

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited)

15. Supplemental Consolidated Balance Sheet Information (continued)

Accrued Expenses

Accrued expenses consist of the following:

	May 13, 2005	November 27, 2004
	(In thousands)	
Compensation and related expenses	$33,711	$40,351
Taxes payable	5,992	327
Accrued interest	1,163	1,191
Other	4,182	4,293
	$45,048	$46,162

16. Subsequent Events

Acquisition. On June 16, 2005, CRA's U.K. subsidiary completed its acquisition of Economics of Competition and Litigation Limited (formerly known as Lexecon Ltd), a London-based provider of competition economics in Europe. As part of the transaction, approximately 30 former Lexecon Ltd consultants and academic experts have joined CRA.   Under the terms of the agreement, CRA acquired the former Lexecon Ltd business for a purchase price of GBP 8.4 million (approximately $15.2 million), consisting of GBP 6.3 million ($11.4 million) in cash and GBP 2.1 million ($3.8 million) in loan notes to be exchanged for restricted shares of CRA stock. Additional purchase consideration may be payable if specific performance targets are met. CRA's management believes the acquisition provides the Company with a stronger foundation for growth in the expanding economics consulting market in Europe, and provides additional expansion opportunities in South Africa.

Public Common Stock Offering. On June 14, 2005, CRA announced plans to offer 1,899,227 shares of its common stock in an underwritten public offering from its existing shelf registration statement. It is expected that CRA will offer 710,000 shares of common stock and that selling stockholders will offer 1,189,227 shares. The underwriters will be granted an option to purchase up to an additional 284,884 shares of CRA's common stock to cover over-allotments. If the over-allotment option is exercised in full, CRA would sell an additional 200,000 shares and the selling stockholders an additional 84,884 shares.

The offering will be managed by J.P. Morgan Securities Inc. and William Blair & Company L.L.C. as joint book-running managers, with Piper Jaffray & Co. and Adams Harkness, Inc. as co-managers.

CRA International, Inc.
Notes to Condensed Consolidated Financial Statements
(continued)
(Unaudited)

16. Subsequent Events (continued)

CRA intends to use the net proceeds from the offering for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses. CRA will not receive any net proceeds from the sale of shares by existing stockholders.

Revolving Line of Credit.   On June 20, 2005, CRA amended its loan agreement with Citizens Bank to increase the existing line of credit from $40 million to $90 million to mitigate the potential liquidity risk, and to provide funding if required, in the event of conversion by the debenture holders. Funds available under the expanded facility will allow CRA to continue to classify up to $90 million of its convertible debentures as long-term debt, rather than short-term, and will give CRA additional flexibility to meet its future financial requirements.

PROSPECTUS



CRA INTERNATIONAL, INC.

1,000,000 Shares
Common Stock

1,747,176 Shares
Common Stock
Offered by
Selling Stockholders

We may offer shares of our common stock from time to time, in amounts, at prices, and on terms that we will determine at the time of such offering. We will provide the specific terms of each such offering in supplements to this prospectus. For information on the general terms of our common stock, see "Description of Capital Stock." You should read this prospectus and the applicable supplements carefully before you invest.

The selling stockholders identified in this prospectus from time to time may offer to sell up to 1,747,176 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. Of the 1,747,176 shares being sold by selling stockholders, 336,357 shares are currently represented by options. The selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock. However, to the extent that the shares sold by the selling stockholders are acquired by the exercise of options, we will receive the exercise price of the options from the selling stockholders. The selling stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares, or through any other means described in the section "Plan of Distribution," beginning on page 11.

Our common stock is traded on the Nasdaq National Market under the symbol "CRAI." The last reported sale price of our common stock on the Nasdaq National Market on June 23, 2005 was $54.25 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 24, 2005

TABLE OF CONTENTS

This prospectus contains summaries of certain provisions contained in some of the documents described herein, and reference is made to the actual documents filed with the United States Securities and Exchange Commission, or SEC, for complete information. Copies of some of the documents referred to herein have been filed, will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under "Where You Can Find More Information."

When used in this prospectus or in any supplement to this prospectus, the terms "CRA International," "CRA," "we," "our" and "us" refer to CRA International, Inc. and its consolidated subsidiaries, unless otherwise specified.

SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus as further described above under "Where You Can Find More Information." This summary does not contain all of the information that you should consider before investing in any securities being offered by this prospectus. We urge you to read carefully this entire prospectus, the documents incorporated by reference into this prospectus and all applicable prospectus supplements relating to the securities that you propose to buy before making an investment decision.

About this Prospectus

This prospectus is part of a "shelf" registration statement that we filed with the SEC. Under this registration statement, we may sell up to 1,000,000 shares of our common stock described in this prospectus from time to time and in one or more offerings. In addition, the selling stockholders listed in the selling stockholder table included in this prospectus may from time to time offer up to 1,747,176 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. Of the 1,747,176 shares being sold by selling stockholders, 336,357 shares are currently represented by options. We will not receive any proceeds from the sale of common shares by the selling stockholders. However, to the extent that the shares sold by the selling stockholders are acquired by the exercise of options, we will receive the exercise price of the options from the selling stockholders. When we use the term "securities" in this prospectus or in any supplement to this prospectus, we mean any of the common stock that we or the selling stockholders may offer under this prospectus, unless we say otherwise.

This prospectus provides you with a general description of our common stock. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of that sale. The supplement may also add or update information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. Upon receipt of notice from the selling stockholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling stockholder. You should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information."

About CRA International

We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, we work with businesses, law firms, accounting firms, and governments in providing original, authoritative advice and a wide range of services around the world. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant consequences for the parties involved. These matters often require independent analysis, and as a result companies must rely on outside experts. Companies turn to us because we can provide large teams of independent, highly credentialed, and experienced economic and finance experts.

We offer consulting services in two broad areas: legal and regulatory consulting, which, excluding our NeuCo subsidiary, represented approximately 67% of our services revenues for the year ended November 27, 2004 ("fiscal 2004"), and business consulting, which represented approximately 33% of our services revenues in fiscal 2004. We provide our services primarily through our highly credentialed and experienced staff of employee consultants. As of May 13, 2005, we employed 614 consultants, including approximately 120 employee consultants with doctorates and approximately 210 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, and engineering.

Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. Through 23 offices located around the world, we provide services across 11 areas of functional expertise to hundreds of clients across 12 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

In our legal and regulatory consulting practice, we work with law firms and businesses involved in litigation and regulatory proceedings, providing expert advice on highly technical issues, such as the competitive effects of mergers and acquisitions, antitrust issues, calculations of damages, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. This business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically are not highly correlated with the business cycle.

In our business consulting practice, we use our expertise in economics, finance, and business analysis to offer our clients services that include strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply.

Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including aerospace and defense, chemicals and petroleum, electric power and other energy/environmental industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals, sports, telecommunications, and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Our top 10 clients in fiscal 2004 accounted for approximately 23% of our revenues, with no single client accounting for more than 5% of our revenues. We also work with many of the world's leading law firms. We experience a high level of repeat business; in fiscal 2004, approximately 85% of our revenues resulted from either ongoing engagements or new engagements for existing clients.

We deliver our services through a global network of 23 coordinated offices located domestically in Boston and Cambridge, Massachusetts; Chicago, Illinois; New York, New York; College Station, Dallas, and Houston, Texas; Los Angeles, Oakland, and Palo Alto, California; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Washington, D.C., and internationally in Brussels, Belgium; Dubai, United Arab Emirates; London, United Kingdom; Melbourne, Canberra, and Sydney, Australia; Mexico City, Mexico; Toronto, Canada; Wellington, New Zealand; and Hong Kong, People's Republic of China.

Since our initial public offering in April 1998, we have experienced significant growth. Our revenues have grown from $44.8 million in fiscal 1997 to $216.7 million in fiscal 2004, a compound annual growth rate of approximately 25% per year. Since our initial public offering, we have increased the number of our offices from three to 23, including 10 international offices. We have increased the number of our employee consultants from approximately 120 to 555 at the end of fiscal 2004. We have also increased our practice areas and expanded our vertical industry coverage. We have accomplished this growth through a combination of internal expansion and 9 acquisitions, excluding our recent acquisitions of Lee & Allen and the former Lexecon Ltd.

Our principal executive offices are located at 200 Clarendon Street, T-33, Boston, Massachusetts, 02116, and our telephone number is (617) 425-3700.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as "incorporation by reference."

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in "Risk Factors," beginning on page 9 of our prospectus supplement dated June 24, 2005, as well as those set forth in our other SEC filings incorporated by reference herein.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes, including, without limitation, making acquisitions of assets, businesses, or securities, share repurchases, repayment of debt, capital expenditures, and for working capital. When particular securities are offered, the prospectus supplement relating thereto will set forth our intended use of the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities, or guaranteed obligations of the United States or its agencies.

We will not receive any proceeds from the sale by the selling stockholders of the securities offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to applicable provisions of Massachusetts law and our amended and restated articles of organization and amended and restated by-laws, the complete text of which are on file with the SEC.

Authorized and outstanding capital stock

Our authorized capital stock consists of 25,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of June 23, 2005, there were 10,250,138 shares of common stock outstanding and no shares of preferred stock outstanding.

Common stock

Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to the holders of outstanding preferred stock, if any, the holders of common stock are entitled to receive whatever lawful dividends the board of directors may declare. In the event of a liquidation, dissolution, or winding up of our affairs, whether voluntary or involuntary, and subject to the rights of the holders of outstanding preferred stock, if any, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive, redemption, conversion, or subscription rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred stock

Our amended and restated articles of organization authorize our board of directors, subject to any limitations prescribed by Massachusetts law, to issue preferred stock in one or more series, to establish from time to time the number of shares in each series, and to fix the preferences, voting powers, qualifications, and special or relative rights or privileges of the preferred stock. Our board of directors may issue preferred stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Anti-takeover effects of provisions of our articles of organization and by-laws and of Massachusetts law

Our amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay, or prevent a change in our control or our acquisition at a price that many stockholders or debenture holders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to effect some corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Articles and by-laws

Our by-laws provide that, in order to nominate any person for election as one of our directors at any annual or special meeting of stockholders, a stockholder must notify us of the nomination a specified number of days before the meeting and must furnish us information about the stockholder and the intended nominee. Similarly, the by-laws provide that, in order to bring any business before any annual or special meeting of stockholders, a stockholder must provide us advance notice of the proposal and must furnish us with information about the stockholder, other supporters of the proposal, their stock ownership, and their interest in the proposed business.

Our by-laws require us to call a special meeting of stockholders only at the request of stockholders holding at least 40% of our voting power. The provisions in the by-laws pertaining to nominations of directors and the presentation of business before a meeting of the stockholders may not be amended, nor may any other provision inconsistent with those provisions be adopted, without the approval of either our board of directors or the holders of at least 80% of our voting power.

Our articles of organization provide that certain transactions, such as the sale, lease, or exchange of all or substantially all of our property and assets or our merger or consolidation into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote on the matter, rather than by two-thirds as otherwise provided by statute, but only if a majority of the directors has authorized the transaction and all other applicable requirements of the articles of organization have been met.

Our articles of organization contain a "fair price" provision that provides that certain "business combinations" with any "interested stockholder," as those terms are defined in the fair price provision, may not be consummated without the approval of the holders of at least 80% of our voting power, unless (1) our stockholders do not receive any cash or other consideration in the business combination solely in their capacity as stockholders and the combination is approved by at least a majority of the "disinterested directors," as defined in the fair price provision, or (2) for any other business combination, it is approved by at least a majority of the disinterested directors and certain minimum price and procedural requirements are met. A significant purpose of the fair price provision is to deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire control of us. The affirmative vote of the holders of 80% of our voting power is required to amend or repeal the fair price provision or adopt any provision inconsistent with it.

Massachusetts law

We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person becomes an interested stockholder, unless:

- before that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

- the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by directors who are also officers and certain employee stock plans) at the time it becomes an interested stockholder; or

- the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) voting at a meeting.

In general, an "interested stockholder" under the statute is a person who owns 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G under the Exchange Act with respect to that voting stock, or a person who is an affiliate or associate of the corporation and within the previous three years was the owner of 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G with respect to that voting stock. A "business combination" under the statute generally includes mergers, consolidations, stock and asset sales, and other transactions with the interested stockholder resulting in a financial benefit to the interested stockholder, except proportionately as a stockholder of the corporation. We may at any time amend our articles of organization or by-laws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of our voting stock. Such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder on or before the date of the amendment.

We are currently subject to Section 8.06 of Chapter 156D of the Massachusetts General Laws. Section 8.06 requires that any publicly held Massachusetts corporation have a classified, or staggered, board of directors unless the corporation opts out of the statute's coverage. Section 8.06 requires that the classified board consist of three classes as nearly equal in size as possible and provides that directors may be removed only for cause, as defined in the statute. We have not elected to opt out of this statute's coverage. We may, however, by the vote of the board of directors or two-thirds of each class of our stock at a meeting opt out of Section 8.06.

Our by-laws exempt us from Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem, for fair value, all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the disinterested stockholders of the corporation do not authorize voting rights for those shares. If the disinterested stockholders authorize voting rights and after a control share acquisition the acquiring stockholder beneficially owns shares entitling the acquiring stockholder to vote, or direct the voting of, shares having a majority or more of all voting power in the election of directors, each stockholder who did not vote in favor of authorizing the voting rights may demand payment for its shares and appraisal rights. We may amend our articles of organization or by-laws at any time to subject us to this statute prospectively.

We are currently subject to Section 7.04 of Chapter 156D of the Massachusetts General Laws, which allows stockholders to approve actions by unanimous written consent or, to the extent allowed by a corporation's articles of organization, by written consent of the stockholders having not less than the minimum number of votes necessary to take the action at a meeting. We have not taken any steps to opt into this provision of Section 7.04, but we may amend our articles of organization at any time to subject us to this statute.

Limitation of liability and indemnification

Our articles of organization provide that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to insiders, respectively, or any successor statute (as of July 1, 2004, we became subject to Chapter 156D of the Massachusetts General Laws, which allows a corporation to eliminate or limit director liability related to loans to insiders and pursuant to our articles of organization, automatically, as of July 1, 2004, none of our directors is liable for breach of fiduciary duty as a director related to loans to insiders); or

- for any transaction from which the director derived an improper personal benefit.

Our articles of organization further provide for the indemnification of our directors and officers to the fullest extent permitted by the Massachusetts General Laws, including circumstances in which indemnification is otherwise discretionary. Our amended and restated by-laws contain certain provisions that track the indemnification standards set forth in Chapter 156D of the Massachusetts General Laws and require us to indemnify our directors and officers to the maximum extent permitted by these standards. We are subject to Sections 8.51, 8.55 and 8.56 of Chapter 156D of the Massachusetts General Laws. Sections 8.51 and 8.56 will generally allow us to indemnify directors and officers only if the director or officer:

- conducted himself in good faith; and

- reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation; and

- in the case of any criminal proceeding, he had no reasonable cause to believe the conduct was unlawful; or

- engaged in conduct described in the preceding paragraph for which he is not liable.

Section 8.55 of Chapter 156D will further restrict our ability to indemnify directors to situations where a determination has been made that the director met the standards of conduct set forth in Section 8.51. The determination must be made by:

- the majority vote of the disinterested directors or a committee of two or more disinterested directors, provided, in each case, there are two or more disinterested directors;

- by special legal counsel selected by the disinterested directors set forth in the previous bullet or by the board of directors if there are fewer than two disinterested directors; or

- by the stockholders, excluding shares held by directors who are not disinterested.

A principal effect of these provisions is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above. These provisions may also shield directors from liability under federal and state securities laws.

Stock transfer agent

The transfer agent and registrar for our common stock is EquiServe Trust Company N.A.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders as of May 25, 2005 and upon completion of the sale of all the shares being registered. However, this does not necessarily mean that we or any of the selling stockholders will sell any or all of the shares being registered.

For purposes of the following table, beneficial ownership is determined in accordance with rules promulgated by the SEC. Under the rules, shares of our common stock issuable under options that are currently exercisable or exercisable within 60 days after May 25, 2005, are deemed outstanding and are included in the number of shares beneficially owned by a person or entity named in the table and are used to compute the percentage ownership of that person or entity. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership.

The number of shares of common stock deemed outstanding after the offering includes the additional 1,000,000 shares that we are offering and also reflects the issuance of 336,357 shares of common stock upon the exercise of options by the selling stockholders in connection with the offering.

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
Directors and executive officers									
James C. Burrows(1)	276,531	45,750	322,281	3.2%	230,104	92,177	—	92,177	*
Franklin M. Fisher(2)	182,080	—	182,080	1.8%	121,386	60,694	—	60,694	*
Steven C. Salop(3)	180,500	—	180,500	1.8%	122,000	58,500	—	58,500	*
Rowland T. Moriarty(4)	124,228	30,000	154,228	1.5%	113,147	41,081	—	41,081	*
Carl Shapiro(5)	47,690	16,400	64,090	*	20,374	43,716	—	43,716	*
Robert J. Larner(6)	26,910	7,000	33,910	*	24,940	8,970	—	8,970	*

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
Christopher Maxwell(7)	31,200	5,000	36,200	*	25,800	10,400	—	10,400	*
William F. Concannon(8) ...	—	30,000	30,000	*	30,000	—	—	—	*
J. Phillip Cooper(9)	—	22,500	22,500	*	22,500	—	—	—	*
Current directors and officers selling shares as a group (10)	**869,139**	**156,650**	**1,025,789**	**9.9%**	**710,251**	**315,538**	**—**	**315,538**	**2.7%**
Other selling stockholders(11)									
Michael A. Kemp	94,300	—	94,300	*	62,866	31,434	—	31,434	*
Richard S. Ruback(12)	93,600	—	93,600	*	62,400	31,200	—	31,200	*
Arnold J. Lowenstein	37,939	55,500	93,439	*	81,099	12,340	—	12,340	*
Firoze E. Katrak	92,430	—	92,430	*	61,620	30,810	—	30,810	*
William B. Burnett	91,600	—	91,600	*	60,400	31,200	—	31,200	*
Gregory K. Bell	29,137	58,325	87,462	*	77,749	9,713	—	9,713	*
Bridger M. Mitchell	73,075	—	73,075	*	48,716	24,359	—	24,359	*
Jagdish C. Agarwal	62,400	—	62,400	*	41,600	20,800	—	20,800	*
Thomas R. Overstreet	62,400	—	62,400	*	41,600	20,800	—	20,800	*
Stanley M. Besen(13)	54,600	—	54,600	*	36,400	18,200	—	18,200	*
Stephen H. Kalos	52,829	900	53,729	*	36,119	17,610	—	17,610	*
Brad Cornell	39,650	10,000	49,650	*	49,650	—	—	—	*
Monica G. Noether	30,313	13,450	43,763	*	33,658	10,105	—	10,105	*
George Eads(14)	35,880	574	36,454	*	24,494	5,960	—	5,960	*
John R. Woodbury	36,400	2,774	39,174	*	27,040	12,134	—	12,134	*
Kenneth L. Grinnell as Trustee for The James C. Burrows Qualified Annuity Trust—1998, Art. Second(15)	39,000	—	39,000	*	26,000	13,000	—	13,000	*
Raju Patel(16)	39,000	—	39,000	*	26,000	13,000	—	13,000	*
W. David Montgomery	35,880	2,774	38,654	*	26,694	11,960	—	11,960	*
Daniel Brand	35,880	—	35,880	*	23,920	11,960	—	11,960	*
Steven R. Brenner	35,880	—	35,880	*	23,920	11,960	—	11,960	*
Eads Family LLC(17)	35,880	—	35,880	*	23,920	11,960	—	11,960	*
John E. Parsons(18)	34,203	—	34,203	*	31,603	2,600	—	2,600	*
Robert M. Spann	31,200	—	31,200	*	20,800	10,400	—	10,400	*
Jenny Fitz Moriarty as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998(19)	29,906	—	29,906	*	19,948	9,958	—	9,958	*
Gary L. Roberts	28,304	1,100	29,404	*	19,969	9,435	—	9,435	*
Salop Irrevocable GST-Taxable Trust 1998(20)	28,080	—	28,080	*	18,720	9,360	—	9,360	*
Salop Irrevocable GST-Exempt Trust 1998(20) ...	28,080	—	28,080	*	18,720	9,360	—	9,360	*
Joen E. Greenwood	27,589	—	27,589	*	18,487	9,102	—	9,102	*
Abraham S. Fisher(21)	23,698	—	23,698	*	15,798	7,900	—	7,900	*
The J. Phillip Cooper Irrevocable Trust, 2000 ...	—	22,500	22,500	*	22,500	—	—	—	*
Naomi L. Zikmund-Fisher(22)	18,991	—	18,991	*	12,660	6,331	—	6,331	*
Abigail S. Fisher(23)	18,144	—	18,144	*	12,096	6,048	—	6,048	*
Michael Mayer	9,600	6,147	15,747	*	6,147	9,600	—	9,600	*
Besen Family Trust(24)	15,600	—	15,600	*	10,400	5,200	—	5,200	*
Paul R. Milgrom	15,600	—	15,600	*	10,400	5,200	—	5,200	*
Elaine M. Ruback as Trustee of the Ruback Children's Family Trust(25)	15,600	—	15,600	*	10,400	5,200	—	5,200	*
Daniel McGavock	9,600	5,559	15,159	*	5,559	9,600	—	9,600	*
Douglas R. Bohi	7,800	187	7,987	*	5,387	2,600	—	2,600	*

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering			
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
John E. Parsons Charitable Foundation, Inc.	7,800	—	7,800	*	5,200	2,600	—	2,600	*
Abraham S. Fisher GST Trust	7,763	—	7,763	*	5,175	2,588	—	2,588	*
Gail Roberts(26)	7,576	—	7,576	*	5,657	1,919	—	1,919	*
Michael Tate	3,048	3,609	6,657	*	3,609	3,048	—	3,048	*
John Bone	2,438	3,249	5,687	*	3,249	2,438	—	2,438	*
The Abigail S. Fisher GST Trust	5,445	—	5,445	*	3,630	1,815	—	1,815	*
Naomi L. Fisher GST Trust . .	5,445	—	5,445	*	3,630	1,815	—	1,815	*
Christopher Bokhart	1,829	2,782	4,611	*	2,782	1,829	—	1,829	*
Brian Cody	762	2,259	3,021	*	2,259	762	—	762	*
Alan R. Willens(27)	3,000	—	3,000	*	2,000	1,000	—	1,000	*
Shirley Webster	610	2,259	2,869	*	2,259	610	—	610	*
Patrick McLane	457	2,259	2,716	*	2,259	457	—	457	*
Girls Incorporated(28)	1,000	—	1,000	*	1,000	—	—	—	*
National Outdoor Leadership School(28)	1,000	—	1,000	*	1,000	—	—	—	*

---

* Less than one percent.

(1) Includes 39,000 shares held by Kenneth L. Grinnell as Trustee of The James C. Burrows Qualified Annuity Trust—1998 Art. Second, a trust for the benefit Dr. Burrows and certain members of his immediate family, as well as 500 shares that Dr. Burrows intends to transfer by gift to the President and Fellows of Harvard College. Shares to be sold by Dr. Burrows include 26,000 shares to be sold by Mr. Grinnell in his capacity as trustee and 500 shares to be sold by the President and Fellows of Harvard College following the gift by Dr. Burrows. Dr. Burrows is our President, Chief Executive Officer, and a director. He is also a director of NeuCo.

(2) Dr. Fisher is the vice chairman of our board of directors.

(3) Includes 56,160 shares held by Judith R. Gelman, Dr. Salop's wife, as trustee to each of The Salop Irrevocable GST-Exempt Trust 1998 and The Salop Irrevocable GST-Taxable Trust 1998, two trusts for the benefit of certain members of Dr. Salop's family. Shares to be sold by Dr. Salop include 37,440 shares to be sold by Ms. Gelman in her capacity as such trustees. Dr. Salop is a member of our board of directors.

(4) Includes 29,906 shares held by Jenny Fitz Moriarty, Dr. Moriarty's wife, as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998, a trust for the benefit of certain members of Dr. Moriarty's immediate family. Shares to be sold by Dr. Moriarty include 19,948 shares to be sold by Ms. Moriarty in her capacity as trustee. Dr. Moriarty is our chairman of the board of directors and is chairman of the board of directors of NeuCo.

(5) Dr. Shapiro is a member of our board of directors.

(6) Outstanding shares represent shares held jointly with Dr. Larner's wife, Anne M. Larner. Dr. Larner is one of our executive vice presidents.

(7) Dr. Maxwell is one of our executive vice presidents.

(8) Mr. Concannon is a member of our board of directors.

(9) Represents options held by Richard P. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000 for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these options. Dr. Cooper is our chief financial officer, treasurer and one of our executive vice presidents.

(10) See notes (1) through (9).

(11) Except as otherwise indicated, each other selling stockholder is either an employee, an outside expert, a relative of such a person, or a trust for the benefit of one of the foregoing persons or his or her family members.

(12) Includes 15,600 shares held by Elaine M. Ruback, Dr. Ruback's wife, as trustee of The Ruback Children's Family Trust, a trust for the benefit of members of Dr. Ruback's immediate family. Shares to be sold by Dr. Ruback include 10,400 shares to be sold by Mrs. Ruback in her capacity as trustee.

(13) Includes 15,600 shares held by Marlene Besen, Dr. Besen's wife, as trustee of The Besen Family Trust, a trust for the benefit of members of Dr. Besen's immediate family. Shares to be sold by Dr. Besen include 10,400 to be sold by Mrs. Besen in her capacity as trustee.

(14) Includes 35,880 shares held by Eads Family LLC, a family limited liability company established by Dr. Eads. Shares to be sold by Dr. Eads include 23,920 shares to be sold by Eads Family LLC.

(15) The James C. Burrows Irrevocable Trust 1998 is divided into two, equal separate trust shares: The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Monica Burrows and The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Christian Burrows.

(16) Ms. Patel is the former wife of one of our employees.

(17) Does not include shares held by Dr. Eads. See note (14).

(18) Includes 7,800 shares held by the John E. Parsons Charitable Foundation, Inc., a charitable foundation established by Dr. Parsons. Shares to be sold by Dr. Parsons include 5,200 shares to be sold by the John E. Parsons Charitable Foundation, Inc.

(19) Does not include shares held by Dr. Moriarty, Mrs. Moriarty's husband. See note (4).

(20) Does not include shares held by Dr. Salop, Ms. Gelman's husband. See note (3).

(21) Includes 7,763 shares held by Mr. Fisher as trustee of The Abraham S. Fisher GST Trust. Shares to be sold by Mr. Fisher include 5,175 shares to be sold in his capacity as trustee.

(22) Includes 5,445 shares held by Ms. Zikmund-Fisher as trustee of The Naomi L. Fisher GST Trust. Shares to be sold by Ms. Zikmund-Fisher include 3,630 shares to be sold in her capacity as trustee.

(23) Includes 5,445 shares held by Ms. Fisher as trustee of The Abigail S. Fisher GST Trust. Shares to be sold by Ms. Fisher include 3,630 shares to be sold in her capacity as trustee.

(24) Does not include shares held by Dr. Besen, Mrs. Besen's husband. See note (13).

(25) Does not include shares held by Dr. Rubak, Mrs. Rubak's husband. See note (12).

(26) Ms. Roberts is the former wife of one of our employees.

(27) Dr. Willens is one of our former directors.

(28) Shares owned by Girls Incorporated and National Outdoor Leadership School were charitable bequests made by one of our employees.

PLAN OF DISTRIBUTION

We and the selling stockholders may sell the securities from time to time in one or more transactions:

- to purchasers directly;

- to underwriters for public offering and sale by them;

- through agents;

- through dealers; or

- through a combination of any of the foregoing methods of sale.

We and the selling stockholders may distribute the securities from time to time in one or more transactions at:

- a fixed price or prices, which may be changed;

- market prices prevailing at the time of sale;

- prices related to such prevailing market prices; or

- negotiated prices.

As used herein, selling stockholders includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

We and the selling stockholders may sell the securities directly to institutional investors or others. A prospectus supplement will describe the terms of any sale of the securities we are offering hereunder. Upon receipt of notice from the selling stockholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling stockholder.

The selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933.

To Underwriters

The applicable prospectus supplement will name any underwriter involved in a sale of the securities. Underwriters may offer and sell common stock at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us or the selling stockholders from sales of the securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the securities if any are purchased, which is known as a firm commitment offering.

Through Agents and Dealers

We and the selling stockholders will name any agent involved in a sale of the securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

If we or the selling stockholders utilize a dealer in the sale of the securities, we or the selling stockholders will sell the shares of our common stock to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers, and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

The underwriters, dealers, and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

Underwriters, dealers, and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act of 1933, as amended, or Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We and the selling stockholders may have agreements with underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business.

We and the selling stockholders may indemnify underwriters, dealers, or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers, or agents may be required to make.

Our common stock is listed and traded on the Nasdaq National Market.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any of our SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

Our principal internet address is www.crai.com.

Incorporation by Reference

The SEC allows us to "incorporate by reference" information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

- the description of common stock contained in our registration statement on Form 8-A (filed on April 17, 1998);

- those portions of our definitive proxy statement filed in connection with our 2005 annual meeting of stockholders (as filed on March 30, 2005) that are deemed filed with the SEC;

- our annual report on Form 10-K/A for our fiscal year ended November 27, 2004 (as filed on February 17, 2005);

- our quarterly reports on Form 10-Q for our quarterly period ended February 18, 2005 (as filed on March 30, 2005) and our quarterly period ended May 13, 2005 (as filed on June 21, 2005);

- our current reports on Form 8-K dated December 14, 2004 and January 20, March 29, May 6, May 12, June 10, and June 20, 2005 (as filed on December 15, 2004 and January 26, April 1, May 11, May 16, June 16, and June 24, 2005, respectively); and

- item 5.02 of our current report on Form 8-K dated June 9, 2005 (as filed on June 9, 2005).

Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be "filed" for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus. Any statement, contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement, contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.

You may request copies of the filings, at no cost, by writing to or calling our Investor Relations department at:

CRA International, Inc.
200 Clarendon Street, T-33
Boston, Massachusetts
Telephone: (617) 425-3700
E-Mail: investor@crai.com

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our securities, you should read the prospectus and the exhibits filed with the registration statement, as well as all prospectus supplements.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated financial statements as of November 27, 2004 and November 29, 2003, and for each of the fiscal years in the three-year period ended November 27, 2004, and our management's assessment of the effectiveness of internal control over financial reporting as of November 27, 2004 (which did not include an evaluation of the internal control over financial reporting of InteCap, Inc.) included in our Annual Report on Form 10-K/A filed on February 17, 2005, and incorporated by reference herein and in the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of InteCap, Inc. from the scope of management's assessment and Ernst & Young LLP's audit of internal control over financial reporting, which are also included therein and incorporated by reference herein and in the registration statement.

1,899,227 shares



INTERNATIONAL

Common stock

Prospectus supplement

JPMorgan

William Blair & Company

Piper Jaffray

Adams Harkness

June 24, 2005

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.